Filed Pursuant to Rule 424(b)(1)

Registration No. 333-112707

PROSPECTUS

TENFOLD CORPORATION

5,000,000 SHARES COMMON STOCK

This is a resale prospectus for the resale of up to 5,000,000 shares of our common stock by the selling stockholders listed herein. We will not receive proceeds from the sale of our shares.

Our common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.” On May 3, 2004, the last bid price for our common stock was $1.80 per share.

The selling stockholders may offer the shares through public or private transactions at prevailing market prices or at privately negotiated prices. See “Plan of Distribution.”

Investing in the common stock involves certain risks. See “Risk Factors” beginning on page 2 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS MAY 14, 2004

(i)

We are a reporting company and have distributed to our stockholders annual reports containing audited financial statements. Our annual report on Form 10-K for the fiscal year ended December 31, 2003 was filed with the Securities and Exchange Commission on March 22, 2004.

You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where the sale of these securities is legal. The information contained in this document may only be accurate on the date hereof.

(ii)

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” When used in this report, the words “expects,” “intends,” “anticipates,” “should,” “believes,” “will,” “plans,” “estimates,” “may,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this prospectus. We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this document. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

(iii)

PROSPECTUS SUMMARY

CORPORATE INFORMATION

We are a Delaware corporation having principal executive offices located at 698 West 10000 South, South Jordan, Utah 84095. Our telephone number is (801) 495-1010. The address of our website is www.10fold.com. Information on our website is not part of this prospectus.

BUSINESS

TenFold is the provider of EnterpriseTenFold™, a software applications platform (formerly “Universal Application”) that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and information technology (“IT”) professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches.

From 1993 through 1995, we engaged primarily in the development of our patented EnterpriseTenFold technology and derived revenue primarily from technology development and consulting projects, generally on a time-and-materials basis. In 1996, we began using our EnterpriseTenFold technology to develop EnterpriseTenFold-based applications. From 1997 through 2000, we derived the majority of our license and service revenues from fixed-price, fixed-time applications development projects. Starting in 1998, we also began reselling vertical applications products that we had previously developed for other customers. Currently, we provide applications development and implementation services on a time-and-materials basis, rather than on a fixed-price basis, and we license EnterpriseTenFold to customers wishing to use it to build their own EnterpriseTenFold-based applications. We also enter into distribution alliances and value-added reseller relationships for the resale by third parties of EnterpriseTenFold-based applications.

OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.”

THE OFFERING

On December 22, 2003, we entered into a common stock purchase agreement with the selling stockholders listed herein, pursuant to which such stockholders purchased $10 million of our common stock for $2.00 per share. The selling stockholders under this prospectus are offering for sale up to 5,000,000 shares of our common stock. We will not receive any proceeds from the resale of shares offered by the selling stockholders hereby, all of which proceeds will be paid to the selling stockholders. The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 2.

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment. You should acquire shares of our common stock only if you can afford to lose your entire investment.

If we are unable to generate sufficient cash flow from operations, or secure additional sources of financing, we would be unable to continue operations as a going concern

Our business model relies upon generating new sales to existing and new customers. We have improved our operating cash flow over the last several years and in December 2003 closed a private placement in which we sold 5 million shares of restricted common stock, with no warrants, at $2.00 per share, to strengthen our financial position. We believe that our existing cash and expected continuing cash flows from existing customers will provide us with sufficient resources for this year. However, if longer-term we do not generate sufficient new sales to existing and new customers, we would be required to pursue one or a combination of the following remedies: seek additional sources of financing, further reduce operating expenses, sell part or all of our assets, or terminate operations. There can be no assurance that we will be successful achieving sufficient cash flow.

Our future prospects are difficult to evaluate

In light of our operating results for recent periods and the continued difficult sales environment in the technology sector, it is difficult to evaluate our future prospects. There can be no assurance that we will be able to successfully complete current or new projects. In the past we received customer complaints concerning some of our projects. Although we have substantially changed the business model under which we sold and delivered business that generated customer complaints, we cannot be certain that we will not receive more customer complaints in the future. Additionally, our failure to successfully complete any current or new projects may have a material adverse impact on our financial position and results of operations. We cannot be certain that our business strategy will succeed.

We continue to experience difficulty in securing future customer revenue

There is no assurance that we will be able to convince prospective customers to purchase products or services from us or that any customer revenue that is achieved can be sustained. If we are unable to obtain future customer revenue, our operations, financial condition, liquidity, and prospects will be materially and adversely affected, and we will be required to pursue one or a combination of the following remedies: seek additional sources of financing, further reduce operating expenses, sell part or all of our assets, or terminate operations. There can be no assurance that additional financing sources will be available to us when needed or that we will be able to execute the other potential remedies sufficiently to continue operations.

Our sales cycle is lengthy and subject to delays and these delays could cause our operating results to suffer

We believe that a customer’s decision to purchase significant products or services from us involves a significant commitment of resources and is influenced by customer budget cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the use and benefit of our products and services. Historically, this has required significant time and resources. Consequently, the period between initial contact and the purchase of our products or services can be long and subject to delays associated with the lengthy budgeting, approval, and competitive evaluation processes that typically accompany significant capital expenditures. Historically, our sales cycles have been lengthy and variable, typically ranging between three to twelve months from initial contact with a potential customer to the signing of a contract. In addition, the national economic downturn has caused current and potential customers to delay or change their purchasing decisions. Sales delays could cause our operating results to vary widely. There can be no assurance that we will not experience sales delays in the future. In addition, we face a challenging sales environment and there can be no assurance that we will have sales in the future.

We are substantially dependent on a small number of large customers and the loss of one or more of these customers may cause revenues and cash flow to decline

We have derived, and over the near term we expect to continue to derive, a significant portion of our revenues and cash flow from a limited number of large customers. For example, for the three months ended March 31, 2004, one customer accounted for 42 percent, and another accounted for 39 percent. Significant reductions in the amount of business they conduct with us could materially and adversely affect our business, results of operations, financial position and liquidity. Replacing the loss of a large customer is unpredictable. In the future, revenues from a single customer or a few large customers may constitute a significant portion of our total revenues and cash inflows in a particular period. The volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may not continue to purchase licenses or services from us in a subsequent period. We expect the customers accounting for 42 and 39 percent of our total revenues for the three months ended March 31, 2004 to account for a significant percentage of our revenues for 2004. We expect that the revenues (and cash flow) from these customer projects will decrease over time during the remainder of 2004 as these projects are completed during the third and fourth quarters of 2004 and the customers become more self-sufficient. We staff the first project using subcontractor staff. We expect to reassign our employees working on the second project to various billable and non-billable activities as our business needs warrant.

We have previously recognized significant deferred subscription revenues which will not be available in future periods

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenue balances of $7.6 million at December 31, 2003 and $20.3 million at December 31, 2002. The decrease in deferred revenues from December 31, 2002 to December 31, 2003 was primarily a result of our recognizing as revenues the remaining previously deferred subscription revenues from our existing subscription contracts as these contracts reached the end of their subscription periods during the quarter ended June 30, 2003. We had a deferred revenue balance of $7.2 million at March 31, 2004 that we expect to recognize as revenues in future periods, but the timing of recognition is uncertain. As a result, we do not expect to recognize revenues or profits from deferred revenues during 2004 at the same levels that we experienced during 2003, and may experience lower profitability or a loss if this decrease is not offset by revenue from other sources.

Our growth and success depends on our ability to license EnterpriseTenFold and other software products; however, we have limited experience licensing EnterpriseTenFold or other products to date

As we change our business strategy to licensing EnterpriseTenFold and other software products, the success of our business is dependent, in part, upon our ability to license those products. If our strategy for marketing EnterpriseTenFold and our other products is unsuccessful, or if we are unable to license EnterpriseTenFold and/or other products successfully, or within the time frames anticipated, our revenues and operating results will suffer.

Our historical quarterly operating results have varied significantly and our future operating results could vary

Historically, our quarterly operating results have varied significantly. For example, during some years, we have had quarterly profits followed by losses in subsequent quarters. Our future operating results may continue to vary significantly. Furthermore, there can be no assurance that we will not continue to suffer losses in the future.

If our software contains defects or other limitations, we could face product liability exposure

Because of our limited operating history and our small number of customers, we have completed a limited number of projects that are now in production. As a result, there may be undiscovered material defects in our products or technology. Furthermore, complex software products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects. Serious defects or errors could result in lost revenues or a delay in market acceptance, which would damage our reputation and business.

Because our customers may use our products for mission-critical applications, errors, defects, or other performance problems could result in financial or other damages to customers. Our customers could seek damages for these losses. Any successful claims for these losses, to the extent not covered by insurance, could result in our being obligated to pay substantial damages, which would cause operating results to suffer. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations of liability provisions. A product liability claim brought against us, even if not successful, would likely be time consuming and costly.

Our errors and omissions coverage may not cover contractual disputes

While we maintain errors and omissions insurance coverage for claims related to customer contract disputes within the coverage scope and term, given the nature and complexity of the factors affecting the estimated liabilities, actual liabilities may exceed or be outside the scope of our current errors and omissions coverage. We can give no assurance that our insurance carrier will extend coverage to current or future claims. In addition, no assurance can be given that we will not be subject to material additional liabilities and significant additional litigation relating to errors and omissions for existing claims and future claims.

Our errors and omissions insurance policy, which we renewed on March 1, 2004, is in the form of an industry standard software errors and omissions policy. As such, it only covers software errors and omissions that occur after the delivery of software and excludes contractual disputes such as cost and time related guarantees. We have previously had contractual disputes related to our guarantees. While we have substantially changed our business model and no longer offer a money-back guarantee, no assurance can be given that we will not be subject to these types of claims in the future. In the event that liabilities from claims are not covered by or exceed our errors and omissions coverage, our business, results of operations, financial position, or liquidity could be materially and adversely affected.

We are involved in litigation and disputes and may in the future be involved in further litigation or disputes that may be costly and time-consuming, and if we suffer adverse judgments, our operating results could suffer

We have been recently involved in litigation with a former customer (in July 2003, the U.S. District Court dismissed the case without prejudice) and in a class action suit against more than 300 issuers involving the underwriters of those issuer’s initial public offerings. We were also recently named as one of many defendants in a lawsuit related to the death of a patient at Cedars-Sinai Medical Center, one of our customers. We may in the future face other litigation or disputes with customers, employees, business partners, stockholders, or other third parties. Such litigation or disputes could result in substantial costs and diversion of resources that would harm our business. An unfavorable outcome of these matters may have a material adverse impact on our business, results of operations, financial position, or liquidity. See “Legal Proceedings” generally for more information concerning our litigation and disputes.

Our settlements with Perot Systems and Cedars-Sinai require that if we do not meet certain obligations their claims may be re-instated or re-asserted, and if this were to happen and we suffer adverse judgments, our operating results could suffer

Although we have settled our disputes with Perot Systems and Cedars-Sinai, our settlements require that we perform and meet certain obligations. If we are unable to or do not perform or meet these obligations, Perot Systems and Cedars-Sinai may re-instate or re-assert their respective claims against us. If either Perot Systems or Cedars-Sinai were to re-instate or re-assert their respective claims, an unfavorable outcome of the matter may have a material adverse impact on our business, results of operations, financial position, or liquidity.

If we fail to adequately anticipate employee and resource utilization rates, our operating results could suffer

A high percentage of our operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of our projects or in employee utilization rates did and may continue to cause significant variations in operating results in any particular quarter and could result in quarterly losses. Time and material consulting arrangements can typically be terminated by a customer on short notice. An unanticipated termination of a major project, the delay of a project, or the completion during a quarter of several projects has in the past and may continue to result in under-utilized employees and could, therefore, cause us to suffer quarterly losses or adverse results of operations.

A loss of Nancy M. Harvey, Jeffrey L. Walker, or any other key employee could impair our business

Our industry is competitive and we are substantially dependent upon the continued service of our existing executive personnel, especially Nancy M. Harvey, President, Chief Executive Officer and Chief Financial Officer. Furthermore, our products and technologies are complex and we are substantially dependent upon the continued service of our senior technical staff, including Jeffrey L. Walker, Chairman of the Board of Directors, Executive Vice President, and Chief Technology Officer. If a key employee resigns to join a competitor or to form a competing company, the loss of the employee and any resulting loss of existing or potential customers to the competing company would harm our business. We do not carry key-man life insurance on any of our key employees. We have entered into an employment agreement with our President, Chief Executive Officer, and Chief Financial Officer, Nancy M. Harvey. However, the agreement does not ensure continued service to TenFold. In the event of the loss of key personnel, there can be no assurance that we would be able to prevent their unauthorized disclosure or use of our technical knowledge, practices, or procedures.

Our failure to attract and retain highly skilled employees, particularly project managers and other senior technical personnel, could impair our ability to complete projects and expand our business

Our services business is labor intensive. Our success will depend in large part upon our ability to attract, retain, train, and motivate highly skilled employees, particularly project managers and other senior technical personnel. Any failure on our part to do so would impair our ability to adequately manage and complete existing projects, bid for and obtain new projects, and expand business. There exists significant competition for employees with the skills required to perform the services we offer. Qualified project managers and senior technical staff are in great demand and are likely to remain a limited resource for the foreseeable future. Our restructurings and related headcount reductions, may make it more difficult for us to retain and compete for such employees. There can be no assurance that we will be successful in retaining, training, and motivating our employees or in attracting new, highly skilled employees. If we are unsuccessful in this effort or if our employees are unable to achieve expected performance levels, our business will be harmed.

If we cannot protect or enforce our intellectual property rights, our competitive position would be impaired and we may become involved in costly and time-consuming litigation

Our success is dependent, in part, upon our proprietary EnterpriseTenFold technology and other intellectual property rights. If we are unable to protect and enforce these intellectual property rights, our competitors will have the ability to introduce competing products that are similar to ours, and our revenues, market share, and operating results will suffer. To date, we have relied primarily on a combination of patent, copyright, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have been issued three patents in the U.S. and intend to continue to seek patents on our technology when appropriate. There can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. The laws of some countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. This litigation could result in substantial costs and diversion of resources that would harm our business.

To date, we have not been notified that our products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by us with respect to current or future products. We expect software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any of these claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention and resources, cause product shipment delays, or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. A successful claim against us of product infringement and our failure or inability to license the infringed or similar technology on favorable terms would harm our business.

If we fail to successfully compete, our revenues and market share will be adversely affected

The market for our products and services is highly competitive, and if we are not successful in competing in this market, our revenues and market share will suffer. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, and have greater name recognition than we do. In addition, there are relatively low barriers to entry into our markets and we have faced, and expect to continue to face, additional competition from new entrants into our markets.

International political and economic uncertainty could have an adverse impact on our business and on our operating results

Revenues from customers outside of North America were 47 percent of total revenues for the three months ended March 31, 2004. The international political and economic uncertainty caused by the ongoing war on terrorism may adversely impact our ability to continue existing relationships with our foreign customers and to develop new business abroad.

Our stock price may continue to be volatile

Our stock price has fluctuated widely in the past and could continue to do so in the future. Your investment in our stock could lose value. Some of the factors that could significantly affect the market price of our stock include: variations in our quarterly financial results; changes in our revenue; changes in our customer base including the loss of a major customer; changes in management; reports or earnings estimates published by financial analysts; changes in political, economic and market conditions either generally or specifically to particular industries; and fluctuations in stock prices generally, particularly with respect to the stock prices for other technology companies. A significant drop in our stock price could expose us to the risk of securities class action lawsuits. Defending against such lawsuits could result in substantial costs and divert management’s attention and resources. An unfavorable outcome of such a matter may have a material adverse impact on our business, results of operations, financial position, or liquidity.

If we elected to or were required to account for employee stock option and employee stock purchase plans using the fair value method, it could significantly reduce our net income

There has been ongoing public debate whether employee stock option and employee stock purchase plans shares should be treated as a compensation expense and, if so, how to properly value such charges. Although we are not currently required to record compensation expense using the fair value method in connection with option grants that have an exercise price at or above fair market value at the grant date and for shares issued under our employee stock purchase plan, it is possible that future accounting pronouncements, including a recently proposed accounting pronouncement, will require us to treat all stock-based compensation as an expense using the fair value method. If we elected to or were required to record expenses for option awards under our option or employee stock purchase plans using the fair value method, we could have significant charges. For the quarter ended March 31, 2004, had we accounted for stock-based compensation plans using the fair-value method prescribed in FASB Statement No. 123 as amended by Statement 148, net loss would have been increased by $5.5 million.

No corporate actions requiring stockholder approval can take place without the approval of our controlling stockholders

The executive officers, directors, and entities affiliated with them, in the aggregate, beneficially own approximately 52 percent of our outstanding common stock. Jeffrey L. Walker, Chairman, Executive Vice President and Chief Technology Officer, and the Walker Children’s Trust, in the aggregate, currently beneficially own approximately 39 percent of our outstanding common stock. Mr. Walker, acting with others, would be able to decide or significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership may have the effect of delaying or preventing a merger or other business combination transaction, even if the transaction would be beneficial to our other stockholders.

The anti-takeover provisions in our charter documents and/or under Delaware law could discourage a takeover that stockholders may consider favorable

Provisions of our certificate of incorporation, bylaws, stock incentive plans and Delaware law may discourage, delay, or prevent a merger or acquisition that a stockholder may consider favorable.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock offered by the selling stockholders. We are registering the shares for resale to provide the holders thereof with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

MARKET FOR OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the trading symbol “TENF.OB.” Our high and low prices in 2004 through March 31, 2004 and by quarter during 2003 and 2002 are presented below. These prices reflect inter-dealer quotations and may not represent actual transactions.

	2004
	HIGH	LOW
First Quarter	$5.11	$2.55

	2003
	HIGH	LOW
First Quarter	$0.39	$0.14
Second Quarter	$3.00	$0.30
Third Quarter	$2.77	$1.23
Fourth Quarter	$3.41	$1.85

	2002
	HIGH	LOW
First Quarter	$0.87	$0.34
Second Quarter	$0.77	$0.35
Third Quarter	$0.40	$0.10
Fourth Quarter	$0.49	$0.07

On December 31, 2003, we had approximately 243 stockholders of record of our common stock and 45,969,524 shares of our common stock were issued and outstanding. On March 31, 2004, we had 46,070,294 shares of common stock outstanding.

We have never declared or paid dividends on our common stock. We expect to retain any earnings generated by our operations for the development and growth of our business, and we do not anticipate paying any dividends to our stockholders for the foreseeable future.

SELECTED FINANCIAL INFORMATION

The selected consolidated statement of operations data for the years ended December 31, 2003, 2002, 2001, 2000, and 1999, and the selected consolidated balance sheet data as of December 31, 2003, 2002, 2001, 2000, and 1999, are derived from, and are qualified by reference to, TenFold’s audited financial statements. The selected consolidated statement of operations data for the three months ended March 31, 2004, and the selected consolidated balance sheet data as of March 31, 2004, are derived from, and are qualified by reference to, TenFold’s unaudited consolidated financial statements. The historical results are not necessarily indicative of future results.

		Year ended December 31,
	Three months ended March 31, 2004 (Unaudited)	2003	2002	2001	2000	1999
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
License	$152	$248	$207	$8,532	$12,416	$47,088
Subscription	—	10,431	15,548	689	—	—
Services and other	3,439	17,030	12,475	45,692	57,117	50,710

Total revenues	3,591	27,709	28,230	54,913	69,533	97,798

Operating expenses:
Cost of revenues	2,187	9,454	12,998	30,990	69,151	36,413
Sales and marketing	315	1,088	1,985	5,556	22,558	24,922
Research and development	824	3,471	6,229	12,672	25,660	18,436
General and administrative	578	3,046	7,803	11,113	25,664	5,341
Amortization of goodwill and acquired intangibles	—	—	—	962	4,603	1,064
In process research and development	—	—	—	—	—	2,000
Special charges	—	(673)	2,838	18,876	4,810	—

Total operating expenses	3,904	16,386	31,853	80,169	152,446	88,176

Income (loss) from operations	(313)	11,323	(3,623)	(25,256)	(82,913)	9,622

Total other income, net	107	2,456	1,938	12,553	2,152	981

Income (loss) before income taxes	(206)	13,779	(1,685)	(12,703)	(80,761)	10,603
Provision (benefit) for income taxes	—	32	(497)	2,965	(619)	4,736

Net income (loss)	$(206)	$13,747	$(1,188)	$(15,668)	$(80,142)	$5,867

Accretion of Series A and B redeemable Preferred stock	—	—	—	—	—	(391)

Net income (loss) applicable to common stockholders	$(206)	$13,747	$(1,188)	$(15,668)	$(80,142)	$5,476

Basic earnings (loss) per common share	$(0.00)	$0.34	$(0.03)	$(0.44)	$(2.29)	$0.19

Diluted earnings (loss) per common share	$(0.00)	$0.29	$(0.03)	$(0.44)	$(2.29)	$0.16

Weighted average shares - basic(1)	46,015	40,634	37,249	35,623	35,035	29,278

Weighted average shares - diluted(1)	46,015	47,623	37,249	35,623	35,035	34,384

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$11,270	$12,236	$3,838	$10,969	$13,854	$58,247
Total current assets	11,703	13,489	7,654	16,604	19,751	77,956
Total assets	12,593	14,417	9,284	27,476	65,275	112,632
Total current liabilities	14,047	15,857	34,484	50,942	66,088	44,574
Long-term obligations, redeemable preferred and common stock, less current portion	26	—	25	1,878	10,023	3,464
Stockholders’ equity (deficit)	(1,480)	(1,440)	(25,225)	(25,344)	(11,448)	61,840
Working capital (deficit)	(2,344)	(2,368)	(26,830)	(34,338)	(46,337)	33,382

(1)	See Note 4 to the financial statements for an explanation of the determination of the method used to determine the number of shares used in computing net earnings (loss) per share.

SUPPLEMENTARY FINANCIAL INFORMATION

The following tables set forth certain unaudited quarterly results of operations of TenFold for 2004, 2003 and 2002. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The quarterly operating results are not necessarily indicative of future results.

	Quarter ended
	Mar 31, 2002	June 30, 2002	Sept 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004
	(in thousands, except per share data) (unaudited)
Revenues:
License	$104	$46	$33	$24	$3	$42	$11	$192	$152
Subscription	2,603	3,509	4,315	5,121	6,052	4,379	—	—	—
Services and other	2,868	2,695	3,745	3,167	3,313	5,120	4,547	4,050	3,439

Total revenues	5,575	6,250	8,093	8,312	9,368	9,541	4,558	4,242	3,591

Operating expenses:
Cost of revenues	3,743	3,869	2,626	2,760	2,275	2,240	2,905	2,034	2,187
Sales and marketing	526	607	624	228	225	265	298	300	315
Research and development	1,895	1,381	2,015	938	915	982	862	712	824
General and administrative	2,873	2,007	1,702	1,221	1,241	773	697	335	578
Special charges	24	562	1,140	1,112	—	—	(673)	—	—

Total operating expenses	9,061	8,426	8,107	6,259	4,656	4,260	4,089	3,381	3,904

Income (loss) from operations	(3,486)	(2,176)	(14)	2,053	4,712	5,281	469	861	(313)

Total other income (loss), net	(64)	(172)	(58)	2,232	2,295	82	3	76	107

Income (loss) before income taxes	(3,550)	(2,348)	(72)	4,285	7,007	5,363	472	937	(206)
Provision (benefit) for income taxes	(508)	7	5	(1)	12	5	—	15	—

Net income (loss)	$(3,042)	$(2,355)	$(77)	$4,286	$6,995	$5,358	$472	$922	$(206)

Basic earnings (loss) per common share	$(0.08)	$(0.06)	$(0.00)	$0.11	$0.18	$0.13	$0.01	$0.02	$(0.00)

Diluted earnings (loss) per common share	$(0.08)	$(0.06)	$(0.00)	$0.11	$0.18	$0.11	$0.01	$0.02	$(0.00)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

TenFold is the provider of EnterpriseTenFold™ (formerly “Universal Application”), a software applications platform that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and IT professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches. Using a small team of business people supplemented with IT professionals for rapid applications development is a significant change from the industry-standard approach that relies on large teams of IT professionals who expend significant numbers of person years of effort to design, program, test, change, and deploy enterprise applications. We believe that with EnterpriseTenFold, customers get high-quality, complex enterprise applications into production faster and at significantly lower cost than with other applications development technologies.

We believe EnterpriseTenFold has two unique attributes that make building complex, database-intensive and transaction-intensive applications substantially cheaper, easier, and faster than traditional applications development methodologies. First, because EnterpriseTenFold automates most of what applications programmers typically do and automatically includes advanced applications functionality, we believe customers get more powerful, higher quality applications faster and at a fraction of the cost of traditional programming approaches. Second, since TenFold-powered applications development provides a tool and methodology that business people can effectively use, we believe it enables organizations to directly leverage their business experience and insight and to adapt applications easily to meet changing business requirements.

Our business model focuses on providing EnterpriseTenFold and our assistance through time-and-materials consulting, training, and support, to customers who use their own business teams and our services partners to build and maintain applications.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, management has identified the “critical accounting policies” below. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Revenue Recognition and Project Profitability

We believe risks relating to revenue recognition primarily include the judgment required to determine project profit or loss projections on time-and-material contracts. We recognize time-and-materials revenue at the lowest point in the range of estimated profit margin, which represents our best estimate of the profit to be achieved. Variances may occur if we are unable to collect time-and-material billings or if we grant concessions to time-and-material customers in order to sell additional business or collect cash under the contract. These variances between management’s estimate of the lowest point in the range of estimated profit margin and actual results may result in a significant adjustment to our results of operations and financial position.

Previously, risks relating to revenue recognition also included the judgment required to determine fixed-price project completion percentages, fixed-price project profit or loss projections, and forecasting of fixed-price project end-dates. However, during the year ended December 31, 2002 we converted our remaining on-going legacy fixed-price contracts to time-and-materials arrangements. As a result, we have no significant on-going fixed-price contracts at March 31, 2004.

Litigation Reserves

We review asserted litigation claims each quarter to determine the likelihood that the claim will result in a loss. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. If a loss is probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in the notes to our financial statements. Losses may result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a significant impact on future financial results.

Restructuring Charges

We recognize restructuring charges consistent with EITF 94-3, prior to January 1, 2003 and consistent with SFAS 146 beginning on January 1, 2003. For amounts accrued at December 31, 2002, we reduce current charges for abandoned facilities with sublease income. Management analyzes current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when evaluating the reasonableness of future sublease income. Significant management judgments and estimates must be made and used in calculating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship of selected items from TenFold’s statements of operations to total revenues.

	(Unaudited) Three Months ended March 31,
	2004	2003
Revenues:
License	4%	—
Subscription	—	65%
Services and other	96%	35%

Total revenues	100%	100%
Operating expenses:
Cost of revenues	61%	24%
Sales and marketing	9%	3%
Research and development	23%	10%
General and administrative	16%	13%
Special charges	—	—

Total operating expenses	109%	50%

Income (loss) from operations	(9%)	50%
Total other income, net	3%	25%

Income (loss) before income taxes	(6%)	75%
Provision (benefit) for income taxes	—	—

Net income (loss)	(6%)	75%

	Years Ended December 31,
	2003	2002	2001
Revenues:
License	1%	1%	16%
Subscription	38%	55%	1%
Services and other	61%	44%	83%

Total revenues	100%	100%	100%
Operating expenses:
Cost of revenues	34%	46%	57%
Sales and marketing	4%	7%	10%
Research and development	12%	22%	23%
General and administrative	11%	28%	20%
Amortization of goodwill and acquired intangibles	—	—	2%
Special charges	(2%)	10%	34%

Total operating expenses	59%	113%	146%

Income (loss) from operations	41%	(13%)	(46%)
Total other income, net	9%	7%	23%

Income (loss) before income taxes	50%	(6%)	(23%)
Provision (benefit) for income taxes	—	(2%)	6%

Net income (loss)	50%	(4%)	(29%)

Q1 2004 as Compared to Q1 2003

Revenues

Total revenues decreased $5.8 million, or 62 percent, to $3.6 million for the three months ended March 31, 2004, as compared to $9.4 million for the same period in 2003. The decrease in revenues is primarily due to the completion of the amortization of our deferred subscription revenues during the second quarter of 2003, when our existing subscription contracts reached the end of their subscription periods.

License revenues increased $149,000 to $152,000 for the three months ended March 31, 2004, as compared to $3,000 for the same period in 2003.

We had no subscription revenues for the three months ended March 31, 2004, as compared to $6.0 million for the same period in 2003. Subscription revenues represent revenue from contracts that include a subscription to new product releases on a “when and if available” basis. For certain contracts, including a subscription to future software products when and if they become available, we recognize the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” we recognize the entire contract fee ratably over the subscription period as subscription revenue. During the quarter ended June 30, 2003, our existing subscription contracts reached the end of their subscription periods, and we recognized the final remaining subscription revenue for these contracts.

Services and other revenues increased $126,000, or 4 percent, to $3.4 million for the three months ended March 31, 2004 as compared to $3.3 million for the same period in 2003.

Revenues from customers outside of North America were approximately 47 percent of total revenues for the three months ended March 31, 2004 as compared to 21 percent of total revenues for the same period in 2003. Our long-lived assets are deployed in the United States.

Two customers accounted for 42 percent and 39 percent of our total revenues for the three months ended March 31, 2004, compared to three customers accounting for 63 percent, 13 percent, and 11 percent of our total revenues for the same period in 2003. No other single customer accounted for more than 10 percent of our total revenues for the three months ended March 31, 2004 or the same periods in 2003. We expect the customers accounting for 42 and 39 percent of our total revenues for the three months ended March 31, 2004 to account for a significant percentage of our revenues for 2004. Our time-and-materials consulting services revenue from these customer projects will decrease over time during the remainder of 2004 as these customers complete their current application development projects and become more self-sufficient. We expect our staff levels on these two projects to decline over time and for the projects to be completed during the third and fourth quarters of 2004, respectively. We staff the first project using subcontractor staff. We expect to reassign our employees working on the second project to various billable and non-billable activities as our business needs warrant.

We continue to actively seek sales to new customers. However, we continue to face a challenging sales environment, and it is unclear when we can expect to achieve significant sales to new customers.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of personnel to provide applications development and implementation, support, and training services. Cost of revenues decreased $88,000, or 4 percent, to $2.2 million for the three months ended March 31, 2004 compared to $2.3 million for the same period in 2003.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel, as well as advertising and other marketing expenses. Sales and marketing expenses increased $90,000, or 40 percent, to $315,000 for the three months ended March 31, 2004 as compared to $225,000 for the same period in 2003. The increase in sales and marketing expenses was primarily due to expanding sales and marketing efforts and staffing.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses decreased $91,000, or 10 percent, to $824,000 for the three months ended March 31, 2004, as compared to $915,000 for the same period in 2003.

General and Administrative. General and administrative expenses consist primarily of the costs of executive management, finance and administrative staff, recruiting, business insurance, and professional fees. General and administrative expenses decreased $663,000, or 53 percent, to $578,000 for the three months ended March 31, 2004 as compared to $1.2 million for the same period in 2003. General and administrative expenses decreased due to lower variable compensation accruals, and lower legal expenses.

During the quarter ended March 31, 2004, we reduced some variable compensation accrued during 2003, to lower levels that we believe better reflect our estimates. This reduced operating expenses for the first quarter of 2004 by $219,000.

Total Other Income, net

Net total other income was $107,000 for the three months ended March 31, 2004, as compared to $2.3 million for the same period in 2003. Net total other income for the three months ended March 31, 2003 included a gain of approximately $2.2 million that we recognized on the retirement of capital lease obligations at a significant discount to their carrying value.

Provision for Income Taxes

No provision for income taxes was required for the three months ended March 31, 2004. The $12,000 provision for the three months ended March 31, 2003 relates primarily to foreign taxes and reversing a portion of our valuation allowance attributable to the current operating income.

At March 31, 2004, management has recognized a valuation allowance for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

2003 as Compared to 2002

Revenues

Total revenues decreased $521,000, or 2 percent, to $27.7 million for the year ended December 31, 2003, as compared to $28.2 million for the year ended December 31, 2002.

License revenues increased $41,000, or 20 percent, to $248,000 for the year ended December 31, 2003, as compared to $207,000 for the year ended December 31, 2002. The increase in license revenues is due to some recent small new license sales.

Subscription revenues decreased $5.1 million, or 33 percent, to $10.4 million for the year ended December 31, 2003, as compared to $15.5 million for the year ended December 31, 2002. Subscription revenues represent revenue from contracts that include a subscription to new product releases on a “when and if available” basis. For certain contracts, including a subscription to future software products when and if they become available, we recognize the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” we recognize the entire contract fee ratably over the subscription period as subscription revenue. The decrease in subscription revenues is due to the completion of the amortization of our deferred subscription revenues during the second quarter of 2003, when our existing subscription contracts reached the end of their subscription periods.

Service and other revenues increased $4.5 million, or 37 percent, to $17.0 million for the year ended December 31, 2003, as compared to $12.5 million for the year ended December 31, 2002. Service and other revenues increased in part due to providing a higher volume of time-and-material services during 2003 as compared to 2002. Services and other revenues for the year ended December 31, 2003 also include $1.5 million from the reduction over time of a guarantee on one contract as described in more detail below under Guarantees, and $600,000 recognized upon completion of training obligations associated with a contract signed in 2002.

Revenues from operations outside of North America were 29 percent of total revenues for the year ended December 31, 2003 as compared to 17 percent in 2002. The 2003 and 2002 revenues from operations outside of North America were attributable to four customers. Revenues from operations in the United Kingdom were 29 percent of total revenues for 2003, and 9 percent of total revenues for 2002. The increase in percent on total revenues from the United Kingdom during 2003 is primarily due to a large consulting project we commenced in November 2002 and have underway in the United Kingdom where we are working with our global systems integrator partner, Sapient, and with our UK reseller, youDevise Limited, to provide expertise and consulting services to support Sapient’s GBS implementation project for Vertex. Revenues from operations in Argentina were 0.5 percent of total revenues for 2003, and 8 percent of total revenues for 2002. At December 31, 2003, all of TenFold’s long-lived assets are deployed in the United States.

Three customers accounted for 41 percent, 25 percent and 23 percent of our total revenues for 2003, compared to two customers accounting for 63 percent and 12 percent of our total revenues for the year ended December 31, 2002. No other single customer accounted for more than 10 percent of our total revenues for the year ended December 31, 2003 or 2002. The customer accounting for 41% of our total revenues for the year ended December 31, 2003 is not expected to account for a significant percentage of ongoing revenues since the subscription period for the customer’s prior contract concluded along with it’s purchase of time-and-materials consulting services, and technical support.

We believe that period to period comparisons between license, subscription, and services revenues are not necessarily indicative of future performance given the nature of our product and services offerings and the relative emphasis we apply to these offerings in any given period.

We continue to actively seek sales to new customers. However, we continue to face a challenging sales environment, and it is unclear when we can expect to achieve significant sales to new customers.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of personnel and contractors to provide applications development and implementation, support, and training services. Cost of revenues decreased $3.5 million, or 27 percent, to $9.5 million for the year ended December 31, 2003, as compared to $13.0 million for the year ended December 31, 2002. The decreases were primarily due to a smaller number of personnel working on customer projects, and support and training activities.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel, as well as advertising and other marketing expenses. Sales and marketing expenses decreased $897,000, or 45 percent, to $1.0 million for the year ended December 31, 2003, as compared to $2.0 million for the year ended December 31, 2002. The decreases in sales and marketing expenses were primarily due to having fewer sales and marketing employees in 2003.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses decreased $2.7 million, or 44 percent, to $3.5 million for the year ended December 31, 2003, as compared to $6.2 million for the year ended December 31, 2002. Research and development expenses decreased due primarily to having fewer research and development employees in 2003.

General and Administrative. General and administrative expenses consist primarily of allowances for doubtful accounts, the costs of executive management, finance and administrative staff, business insurance, and professional fees. General and administrative expenses decreased $4.8 million, or 61 percent, to $3.0 million for the year ended December 31, 2003, as compared to $7.8 million for the year ended December 31, 2002. General and administrative expenses decreased due primarily to having a smaller scale of operations and fewer general and administrative employees, voluntary executive compensation reductions, lower legal expenses from the settlement of legal matters, and reduced financing related expenses in 2003.

Special Charges. Special charges for the year ended December 31, 2003 of $(673,000) include restructuring charge adjustments of $(578,000) and asset loss impairment adjustments of ($95,000). Special charges for the year ended December 31, 2002 of $2.8 million include restructuring charges of $2.0 million and $851,000 of asset impairment charges.

Asset Impairment Charges. During year ended December 31, 2003, we recorded asset loss provision adjustments of $(95,000) to eliminate remaining estimated asset loss accruals that were no longer necessary upon our completing the return of previously leased equipment.

During year ended December 31, 2002, we identified $851,000 of fixed assets that had no future value to us and were no longer in active use, and accordingly recorded an asset impairment charge of $851,000 for the year ended December 31, 2002. This charge included the impairment of the leased equipment assets that we returned to our two major equipment lessors pursuant to agreements reached with these lessors subsequent to December 31, 2002, under which we bought out and fully retired the related equipment lease debt and returned substantially all the related equipment.

Restructuring Charges. During the year ended December 31, 2003, we recorded restructuring charge adjustments of $(578,000) to reduce previously accrued restructuring charges for negotiated reductions in remaining lease payments due for unoccupied properties, and to reflect higher sublease income received than previously estimated.

During the year ended December 31, 2002, we incurred restructuring charges of $2.0 million, including $1.1 million, related to termination of the unoccupied portions of our South Jordan Utah headquarters lease, and $836,000, related to adjustments made to prior restructuring estimates. The termination of the unoccupied portions of the South Jordan lease reduced the square footage leased from 105,068 to 22,310 square feet, reduced the term from 11 years to 5 years, and reduced the rental rate per square foot. This reduced our total base rent obligations (before operating expenses) under this lease by approximately $19 million over the term of the lease. As part of this transaction, we released to the landlord $1.5 million previously held as restricted cash to support these leases. The restructuring charge of $1.1 million is comprised of a charge of $1.5 million for release of the restricted cash, less the reversal of a prior rent accrual of $400,000 no longer needed under the terms of the restructured lease. The adjustments to prior restructuring estimates primarily resulted from higher facilities lease termination payments, and lower revised estimates of future facilities sublease income payments (in part due to the default of one of our subtenants), than previously estimated.

We determined our restructuring charges in accordance with Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) and Staff Accounting Bulletin No. 100 (“SAB 100”). EITF 94-3 and SAB 100 require that we commit to an exit plan before we accrue employee termination costs and exit costs.

Restructuring reserves are included in accounts payable and accrued liabilities at December 31, 2003. Detail of the restructuring charges as of and for the year ended December 31, 2003 are summarized below (in thousands):

Restructuring Charges:	Balance at December 31, 2002	New Charges	Adjustments	Utilized	Balance at December 31, 2003
Employee related	$—	$—	$—	$—	$—
Facilities related	1,565	—	(578)	(456)	531

	$1,565	$—	$(578)	$(456)	$531

We have estimated future sublease income which reduces future facility related charges, including lease obligations. We considered current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when estimating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

During the quarter ended December 31, 2003, we reduced some variable compensation accrued during the first half of 2003, to lower levels that we believe better reflect our estimates due to our financial performance and cash position for 2003 as a whole. This reduced operating expenses for the fourth quarter of 2003 by $550,000.

Total Other Income (Expense), net

Net total other income was $2.5 million for the year ended December 31, 2003, as compared to $1.9 million for the year ended December 31, 2002. Net total other income for the year ended December 31, 2003 included a gain of $2.2 million that we recognized on the retirement of capital lease obligations at a significant discount to their carrying value. Net total other income for the year ended December 31, 2002 included a gain of $2.4 million that we recognized on the retirement of debt, and a loss of $279,000 on our sale of TenFold Systems UK Limited on October 19, 2002. Interest income decreased for 2003 as compared to 2002 due to lower cash and cash equivalent balances in 2003. Interest expense decreased for 2003 as compared to 2002 due to lower notes payable and obligations under capital lease balances in 2003.

Provision for Income Taxes

The provision for income taxes was $32,000 for the year ended December 31, 2003 as compared to a benefit of $497,000 for 2002. The provision for income taxes for the year ended December 31, 2003 relates primarily to foreign taxes. The net income tax benefit for the year ended December 31, 2002, relates primarily to reversing accrued Federal alternative minimum taxes from 2001 due to tax legislation enacted in 2002. No tax benefit was recorded during 2002 for TenFold’s net operating losses.

At December 31, 2003, we had established a valuation allowance of $38.0 million for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and projected net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, including the size of the prior operating losses, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

Balance Sheet Items

Cash and cash equivalents. We had cash and cash equivalents of $12.2 million at December 31, 2003 compared to $3.8 million at December 31, 2002. The increase was primarily due to the proceeds from the private placement we completed in December 2003. See Note 12 of Notes to Consolidated Financial Statements for more information.

Other current assets and other current liabilities We had other current assets of $10,000 at December 31, 2003 compared to $2.1 million at December 31, 2002. We had other current liabilities of $0 at December 31, 2003 compared to $2.0 million at December 31, 2002. The changes in other current assets and other current liabilities were primarily due to our removing a previously accrued other receivable and a previously accrued other liability related to a litigation matter, as a result of the dismissal of the case. See Note 10 of Notes to Consolidated Financial Statements for more information.

Deferred revenues We had deferred revenues of $7.6 million at December 31, 2003 compared to $20.3 million at December 31, 2002. The decrease was primarily a result of our recognizing as revenues the remaining previously deferred subscription revenues from our existing subscription contracts as these contracts reached the end of their subscription periods during the quarter ended June 30, 2003. We had a deferred revenue balance of $7.6 million at December 31, 2003 that we expect to recognize as revenues in future periods, but the timing of recognition is uncertain. As a result, we do not expect to recognize revenues or profits from deferred revenues during 2004 at the same levels that we experienced during 2003.

Current installments of obligations under capital leases We had current installments of obligations under capital leases of $0 at December 31, 2003 compared to $3.0 million at December 31, 2002. The decrease was primarily the result of completing agreements with our two major equipment lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment.

2002 as Compared to 2001

Revenues

Total revenues decreased $26.7 million, or 49 percent, to $28.2 million for the year ended December 31, 2002, as compared to $54.9 million for the year ended December 31, 2001. The decrease in revenues is primarily due to the completion or cancellation of various fixed-price build projects in 2001.

License revenues decreased $8.3 million, or 98 percent, to $207,000 for the year ended December 31, 2002, as compared to $8.5 million for the year ended December 31, 2001. The decrease in license revenues is primarily due to the completion or cancellation of fixed-price build projects in 2001, under which the licenses were recognized as costs were incurred on the build projects, and due to license fees in subscription contracts being recognized as subscription revenue.

Subscription revenues were $15.5 million for the year ended December 31, 2002, as compared to $689,000 for the year ended December 31, 2001. Subscription revenues represent revenue from contracts that include a subscription to new product releases on a “when and if available” basis. For certain contracts, including a subscription to future software products when and if they become available, we recognize the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” we recognize the entire contract fee ratably over the subscription period as subscription revenue. The increase in subscription revenues is primarily due to the fact that we did not have a subscription contract prior to the fourth quarter of 2001.

Service and other revenues decreased $33.2 million, or 73 percent, to $12.5 million for the year ended December 31, 2002, as compared to $45.7 million for the year ended December 31, 2001. Service and other revenues decreased due to the completion or cancellation of various fixed-price build projects in 2001, and due to time-and-material revenue from our largest customer being recognized as subscription revenue.

Revenues from operations outside of North America were 17 percent of total revenues for the year ended December 31, 2002 as compared to 28 percent in 2001. The 2002 and 2001 revenues from operations outside of North America was attributable to four customers. Revenues from operations in the United Kingdom were 9 percent of total revenue for 2002, and 22 percent of total revenue for 2001. Revenues from operations in Argentina were 8 percent of total revenue for 2002, and 6 percent of total revenue for 2001. At December 31, 2002, all of TenFold’s long-lived assets were deployed in the United States.

Two customers accounted for 63 percent and 12 percent of our total revenues for 2002, compared to three customers accounting for 27 percent, 16 percent and 11 percent of our total revenues for the year ended December 31, 2001. No other single customer accounted for more than 10 percent of our total revenues for the year ended December 31, 2002 or 2001.

We believe that period to period comparisons between license, subscription, and services revenues are not necessarily indicative of future performance given the nature of our product and services offerings and the relative emphasis we apply to these offerings in any given period.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of personnel to provide applications development and implementation, support, and training services. Cost of revenues decreased $18.0 million, or 58 percent, to $13.0 million for the year ended December 31, 2002, as compared to $31.0 million for the year ended December 31, 2001. The decreases were primarily due to a smaller number of employees working on customer projects, and support and training activities.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel, as well as advertising and other marketing expenses. Sales and marketing expenses decreased $3.6 million, or 64 percent, to $2.0 million for the year ended December 31, 2002, as compared to $5.6 million for the year ended December 31, 2001. The decreases in sales and marketing expenses were primarily due to having fewer sales and marketing employees in 2002.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses decreased $6.4 million, or 51 percent, to $6.2 million for the year ended December 31, 2002, as compared to $12.7 million for the year ended December 31, 2001. Research and development expenses decreased due primarily to having fewer research and development employees in 2002.

General and Administrative. General and administrative expenses consist primarily of allowances for doubtful accounts, the costs of executive management, finance and administrative staff, business insurance, and professional fees. General and administrative expenses decreased $3.3 million, or 30 percent, to $7.8 million for the year ended December 31, 2002, as compared to $11.1 million for the year ended December 31, 2001. General and administrative expenses decreased due primarily to having a smaller scale of operations and fewer general and administrative employees in 2002.

Amortization of Goodwill and Acquired Intangibles. We recorded no amortization expense of goodwill and acquired intangibles for the year ended December 31, 2002. For the year ended December 31, 2001, we recorded $962,000 of amortization expense of goodwill and acquired intangibles associated with our prior purchase of LongView. We completed the sale of LongView on March 15, 2001. We no longer have any goodwill or acquired intangibles.

Special Charges. Special charges for the year ended December 31, 2002 of $ 2.8 million include restructuring charges of $2.0 million and $851,000 of asset impairment charges. Special charges for the year ended December 31, 2001 of $18.9 million include $10.1 million of asset impairment charges, and $8.8 million of restructuring charges.

Asset Impairment Charges. During year ended December 31, 2002, We identified $851,000 of fixed assets that had no future value to us and were no longer in active use, and accordingly recorded an asset impairment charge of $851,000 for the year ended December 31, 2002. This charge included the impairment of the leased equipment assets that we returned to our two major equipment lessors pursuant to agreements reached with these lessors subsequent to December 31, 2002, under which we bought out and fully retired the related equipment lease debt and returned substantially all the related equipment.

During the year ended December 31, 2001, we restructured our operations to reduce operating expenses. As part of the restructuring, we closed or planned to close excess facilities in Atlanta, Georgia; Chicago, Illinois; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; Raleigh, North Carolina; Richmond, UK; Salt Lake City, Utah; and San Francisco, California. We had $7.7 million in computer equipment, leasehold improvements, furniture and fixtures, and other assets in these offices that we determined had no future value to us. We also recorded an impairment charge on our fixed assets of $2.4 million to state them at their estimated fair market value at December 31, 2001. Accordingly, we recorded asset impairment charges of $10.1 million during the year ended December 31, 2001.

Restructuring Charges. During the year ended December 31, 2002, we incurred restructuring charges of $2.0 million, including $1.1 million, related to termination of the unoccupied portions of our South Jordan Utah headquarters lease, and $836,000, related to adjustments made to prior restructuring estimates. The termination of the unoccupied portions of the South Jordan lease reduced the square footage leased from 105,068 to 22,310 square feet, reduced the term from 11 years to 5 years, and reduced the rental rate per square foot. This reduced our total base rent obligations (before operating expenses) under this lease by approximately $19 million over the term of the lease. As part of this transaction, we released to the landlord $1.5 million previously held as restricted cash to support these leases. The restructuring charge of $1.1 million is comprised of a charge of $1.5 million for release of the restricted cash, less the reversal of a prior rent accrual of $400,000 no longer needed under the terms of the restructured lease. The adjustments to prior restructuring estimates primarily resulted from higher facilities lease termination payments, and lower revised estimates of future facilities sublease income payments (in part due to the default of one of our subtenants), than previously estimated.

During the year ended December 31, 2001, we incurred restructuring charges of $8.8 million as part of our plans to improve operating results by reducing headcount, by closing duplicative facilities in Atlanta, Georgia; Chicago, Illinois; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; Raleigh, North Carolina; Richmond, UK; Salt Lake City, Utah; and San Francisco, California; and by implementing other measures. The restructuring charges were comprised of $873,000 for a headcount reduction of 173 staff, and $7.9 million for facilities related costs including penalties associated with the terminating leases and future lease payments.

We determined our restructuring charges in accordance with Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) and Staff Accounting Bulletin No. 100 (“SAB 100”). EITF 94-3 and SAB 100 require that we commit to an exit plan before we accrue employee termination costs and exit costs.

Restructuring reserves are included in accounts payable and accrued liabilities at December 31, 2002. Detail of the restructuring charges as of and for the year ended December 31, 2002 are summarized below (in thousands):

Restructuring Charges:	Balance at December 31, 2001	New Charges	Adjustments	Utilized	Balance at December 31, 2002
Employee related	$106	$—	$—	$(106)	$—
Facilities related	5,521	1,140	836	(5,932)	1,565

	$5,627	$1,140	$836	$(6,038)	$1,565

We have estimated future sublease income which reduces future facility related charges, including lease obligations. We considered current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when estimating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

Total Other Income (Expense), net

Net total other income was $1.9 million for the year ended December 31, 2002, as compared to $12.6 million for the year ended December 31, 2001. Net total other income for the year ended December 31, 2002 included a gain of $2.4 million that we recognized on the retirement of debt, and a loss of $279,000 on our sale of TenFold Systems UK Limited on October 19, 2002. Net total other income for the year ended December 31, 2001 included a gain of $12.4 million that we recognized on the sale of The LongView Group, Inc. to Linedata Services on March 15, 2001. Interest income decreased for 2002 as compared to 2001 due to lower cash and cash equivalent balances in 2002. Interest expense decreased for 2002 as compared to 2001 due to lower notes payable and obligations under capital lease balances in 2002. Other income decreased for 2002 as compared to 2001, as we recognized less office sublease income in 2002 due to our having included the sublease income in our prior restructuring accruals.

Provision for Income Taxes

The benefit for income taxes was $497,000 for the year ended December 31, 2002 as compared to a provision of $3.0 million for 2001. The net income tax benefit for the year ended December 31, 2002, relates primarily to reversing accrued Federal alternative minimum taxes from 2001 due to tax legislation enacted in 2002. No tax benefit was recorded during 2002 for TenFold’s net operating losses. The net income tax provision for the year ended December 31, 2001, relates primarily to foreign income and withholding taxes, state franchise taxes and federal alternative minimum taxes.

At December 31, 2002, we had established a valuation allowance of $42.7 million for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and projected net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, including the size of prior operating losses, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

Liquidity and Capital Resources

2004 (through Q1)

As of March 31, 2004, our principal source of liquidity was our cash and cash equivalents of $11.3 million. During the three months ended March 31, 2004, we funded purchases of computer equipment of $40,000 with capital leases.

Net cash used by operating activities was $1.2 million for the three months ended March 31, 2004 as compared to net cash provided by operating activities of $318,000 for the same period in 2003. The decrease in cash flow provided by operating activities results primarily from payments we made to reduce some older accounts payable and accrued liability items accrued in earlier quarters, including amounts due to our United Kingdom subcontractor for its work on a large project.

Net cash provided by investing activities was $42,000 for the three months ended March 31, 2004 as compared to $34,000 for the same period in 2003.

Net cash provided by financing activities was $160,000 for the three months ended March 31, 2004 as compared to $79,000 for the same period in 2003. Net cash provided by financing activities for the three months ended March 31, 2004 included $100,000 of proceeds from employee stock purchase plan stock issuances, and $61,000 from employee stock option exercises. Net cash provided by financing activities for the three months ended March 31, 2003 included net cash proceeds of $666,000 from the sale of 3,888,889 shares of restricted common stock to a member of our Board of Directors. During the three months ended March 31, 2003 we made payments of approximately $588,000 to retire capital lease obligations at a significant discount.

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenues balances of $7.2 million at March 31, 2004 and $7.6 million at December 31, 2003. When over time we recognize these deferred revenue balances as revenues in the statement of operations, we will not have corresponding increases in cash, as the related cash amounts have previously been received by us. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed.

We believe we have solidly strengthened our financial foundation, and that our existing cash and expected continuing cash flows from existing customers will provide us with sufficient resources for this year. However, some challenges and risks remain:

•	We have derived, and over the near term we expect to continue to derive, a significant portion of our cash inflows from a limited number of large customers. We expect some of these customers to reduce their purchases of our time and materials consulting services over time as they complete projects and become more self-sufficient. The loss of a large customer could materially and adversely affect our business, results of operations, financial position and liquidity.

•	We continue to face a challenging sales environment, and it is unclear when we can expect to achieve significant sales to new customers, and sustain positive cash flow from operations.

We believe that we are continuing to appropriately manage these risks. However, there can be no assurance that we will be successful, and that these risks will not have a materially adverse affect on our future cash flow.

See “Risk Factors” for more information about risks facing TenFold.

2003 and 2002

During 2002 and continuing into 2003, we improved our cash flow through a variety of means, including carefully managing our accounts receivable and generating additional cash inflows wherever possible from our existing customer base, and continuing to reduce our operating cash outflows wherever possible, including negotiating the elimination or reduction of liabilities, and further restructuring of our operations. Our operating cash flow was $(868,000) for the year ended December 31, 2003 as compared to $(9.6) million for the year ended December 31, 2002. In December 2003, we closed a private placement of 5 million shares of restricted common stock, with no warrants, which we sold at $2.00 per share (before related fees and expenses).

Net cash used in operating activities was $868,000 for the year ended December 31, 2003 as compared to $9.6 million for 2002. The decrease in net cash used by operating activities results from maintaining and building our ongoing services base in existing customer accounts and from the significant restructuring and other actions we have taken during 2002 and continuing into 2003 to reduce cash outflows. Net cash used in operating activities during Q4 2003 of $1.0 million was greater than in earlier quarters of 2003 due primarily to an increase in our cash outflows as we made payments to reduce some older accounts payable items from prior quarters, including amounts due our United Kingdom subcontractor for their work on a large project, and amounts required for the Dallas and Irving lease settlements we reached. During Q1 2004, we similarly expect to require cash to further reduce some accounts payable and accrued liabilities accrued in earlier quarters, as well as for seasonally higher legal and accounting fees due in Q1 related to our year-end audit and Form 10-K.

Net cash provided by investing activities was $24,000 for the year ended December 31, 2003 as compared to $7.3 million for 2002. During the year ended December 31, 2002, we sold two buildings and related land in San Rafael, California for proceeds of $2.0 million (before repayment of related notes payable). The decreases to restricted cash of $5.9 million for the year ended December 31, 2002, were primarily from our releasing restricted cash to landlords in connection with termination of excess office space in San Francisco, California; Chicago, Illinois; and Salt Lake City, Utah. As of December 31, 2003 we had no significant commitments for capital spending.

Net cash provided by financing activities was $9.2 million for the year ended December 31, 2003 as compared to net cash used by financing activities of $4.8 million for 2002. Net cash provided by financing activities for the year ended December 31, 2003 was primarily from the proceeds of common stock sales. In February 2003, we sold 3,888,889 shares of common stock to a member of our Board of Directors for a total purchase price of $700,000. In December 2003, we closed a private placement of 5 million shares of restricted common stock, with no warrants, which we sold at $2.00 per share (before related fees and expenses). During the three months ended March 31, 2003 we made payments of $588,000 to retire capital lease obligations at a significant discount. Net cash used by financing activities for the year ended December 31, 2002 was primarily for repayment of notes payable related to our sale of two buildings and related land in San Rafael, California; and principal payments on other notes and capital leases.

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenues balances of $7.6 million and $20.3 million at December 31, 2003 and 2002, respectively. When over time we recognize these deferred revenue balances as revenues in the statement of operations, we will not have corresponding increases in cash, as the related cash amounts have previously been received by us. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed.

In order to strengthen our financial foundation, we have taken steps to restructure our operations through work force reductions, terminating leases or subleasing facilities, negotiating significantly discounted debt retirements, and other operational cost-saving measures. We have carefully managed our accounts receivable and generated additional cash inflows wherever possible from our existing customer base, and we have raised capital. We made progress improving cash flow during 2001, 2002 and continuing into 2003. Progress made in 2003 includes:

•	During February 2003, we executed agreements with our two major equipment lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment.

•	During February 2003, we sold 3,888,889 shares of common stock to a member of our Board of Directors for a total purchase price of $700,000.

•	During December 2003, we closed a private placement of 5 million shares of restricted common stock, with no warrants, which we sold at $2.00 per share (before related fees and expenses).

We believe we have made good progress towards strengthening our financial foundation, and that our existing cash and expected continuing cash flows from existing customers will provide us with sufficient resources for the coming year. However, some challenges and risks remain:

•	We have derived, and over the near term we expect to continue to derive, a significant portion of our cash inflows from a limited number of large customers. The loss of a large customer could materially and adversely affect our business, results of operations, financial position and liquidity.

•	We continue to face a challenging sales environment, and it is unclear when we can expect to achieve significant sales to new customers, and sustain positive cash flow from operations.

We believe that we are continuing to appropriately manage these risks. However, there can be no assurance that we will be successful, and that these risks will not have a materially adverse affect on our future cash flow.

See “Risk Factors” for more information about risks facing TenFold.

Disclosure about Contractual Obligations

The following table sets forth certain contractual obligations recorded in the audited consolidated financial statements as of December 31, 2003 and summary information is presented in the following table (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$—	—	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	2,608	1,235	1,083	290	—
Purchase obligations	917	917	—	—	—
Other long term liabilities reflected on the registrant’s Balance Sheet under GAAP	—	—	—	—	—

Total	$3,525	$2,152	$1,083	$290	—

The real estate operating leases above include $1.0 million of restructured real estate lease obligations that have not been reduced by $501,000 of sublease income due from sublease tenants. In the Consolidated Balance Sheet at December 31, 2003, these obligations are included in accounts payable and accrued liabilities, net of the related sublease income. See Notes 7 and 18 of Notes to Consolidated Financial Statements for more information.

We have purchase obligations to our United Kingdom distributor, youDevise Limited (formerly TenFold Systems UK Limited), reflected in the table above, for the provision of consulting staff for a project we have underway in the United Kingdom. We can reduce or terminate our obligation if our customer, under certain circumstances, reduces its purchase of consulting staff for the project from us.

In addition to the items shown in the table above, we have at December 31, 2003, one remaining contract subject to a guarantee. We have received cash payments under this contract totaling $9.5 million through December 31, 2003 that are subject to potential refund under the related guarantee. We have a deferred revenue balance of $5.7 million related to this contract, and $2.7 million in accrued liabilities under a related contract, included in the accompanying Consolidated Balance Sheet at December 31, 2003. We believe that the application and required deliveries under the contract will comply with the contractual terms of our customer agreement; however, this guarantee represents a risk to us.

During the year ended December 31, 2002, we converted the remaining work under a legacy fixed-price contract to a time-and-materials arrangement, and reduced the guarantee from over $5 million to $1.5 million. During the quarter ended June 30, 2003, we revised the terms of this contract’s guarantee such that the $1.5 million guarantee drew down over the passage of time during 2003 in monthly amounts, with the final two monthly reductions totaling $400,000 also contingent on achievement of certain milestones, which we completed during 2003. This reduced the guarantee from $1.5 million to $0 as of December 31, 2003. We recognized this reduction as revenue during the year ended December 31, 2003, with the final $600,000 recognized during the fourth quarter of 2003.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. We adopted the provisions of SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on our results of operations and financial position.

In May 2002, the FASB issued SFAS No. 145 Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates Statement 4 (and Statement 64, as it amends Statement 4), which requires gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 makes technical corrections to some existing pronouncements. We adopted the provisions related to the rescission of Statements 4 and 64 on January 1, 2003, and for all transactions entered into beginning May 15, 2002 adopted the provision related to the amendment of Statement 13. The adoption of SFAS No. 145 did not have a material impact on our results of operations and financial position.

In July 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. We adopted the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our results of operations and financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on our results of operations and financial position.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness to Others, an Interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of Interpretation No. 45 did not have a material impact on our results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure – an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and have been incorporated into these financial statements and related notes.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance may have been accounted for as equity, must now be accounted for as liabilities (or an asset in some circumstances). The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. This Statement is effective for all such financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 was adopted in the quarter ended June 30, 2003 and did not have a material impact on our results of operations or financial position.

In December 2003, the FASB issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity though means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (“FIN 46”), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (“VIE”). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on our results of operations and financial position.

On December 18, 2003 the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” SAB 104 does not have a material impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2003, we had cash and cash equivalents of $12.2 million, and restricted cash of $73,000. Substantially all of the cash equivalents consist of highly liquid investments with remaining maturities at the date of purchase of less than ninety days. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10 percent from the December 31, 2003 rates would cause the fair value of these cash investments to change by an insignificant amount. We do not invest in any financial derivatives or any other complex financial instruments. TenFold does not own any equity investments. Therefore, we do not currently have any direct equity price risk.

Currency Risk

Our operations include some transactions with customers and partners in the United Kingdom. Some of these transactions are denominated in British pounds. For example, we currently have a project underway in the United Kingdom for which receive payment from our customer in British pounds. We pay a contractor we use for the project in British pounds. As a result, our financial results could be affected by factors such as a change in the foreign currency exchange rate between the U.S. dollar and the British pound, or by weak economic conditions in the United Kingdom. When the U.S. dollar strengthens against the British pound, the value of receivables or payables denominated in British pounds decreases. When the U.S. dollar weakens against the British pound, the value of receivables or payables denominated in British pounds increases. The monetary activities which are impacted by foreign currency fluctuations are cash, accounts receivable, accounts payable, and certain accrued liabilities. A hypothetical 10 percent increase or decrease in the exchange rate between the U.S. dollar and the British pound from the December 31, 2003 rate would cause the fair value of such monetary assets and liabilities denominated in British pounds to change by $64,000. We are not currently engaged in any foreign currency hedging activities.

BUSINESS

Business Overview

TenFold is the provider of EnterpriseTenFold™ (formerly “Universal Application”), a software applications platform that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and information technology (“IT”) professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches. Using a small team of business people supplemented with IT professionals for rapid applications development is a significant change from the industry-standard approach that relies on large teams of IT professionals who expend significant numbers of person years of effort to design, program, test, change, and deploy enterprise applications. We believe that with EnterpriseTenFold, customers get high-quality, complex enterprise applications into production faster and at significantly lower cost than with other applications development technologies.

We believe EnterpriseTenFold has two unique attributes that make building complex, database-intensive and transaction-intensive applications substantially cheaper, easier, and faster than traditional applications development methodologies. First, because EnterpriseTenFold automates most of what applications programmers typically do and automatically includes advanced applications functionality, we believe customers get more powerful, higher quality applications faster and at a fraction of the cost of traditional programming approaches. Second, since TenFold-powered applications development provides a tool and methodology that business people can effectively use, we believe it enables organizations to directly leverage their business experience and insight and to adapt applications easily to meet changing business requirements.

We believe EnterpriseTenFold offers three unique benefits to its customer.

1.	Speed. EnterpriseTenFold lets a small team of business people and IT professionals build and enhance high-quality, high-performance, powerful applications very quickly. EnterpriseTenFold lets a trained team build a complex application faster than with other technology because building an application using EnterpriseTenFold requires only describing applications features and functionality. Other applications development technologies also let you build and enhance applications, but most require large teams of programmers, take longer, and are risky for complex applications. The high failure rate of most complex applications development projects suggests that other applications development technologies often lead to project cost and schedule overruns, applications quality problems, and sometimes project cancellations.

2.	Quality. EnterpriseTenFold includes the TenFold RenderingEngine, which renders an application from its description. With EnterpriseTenFold, there is no need to write or test newly-written code in the building of an application. Thus, it is unlikely for the application to have defects. We believe that a TenFold-powered application works just as you described for it to work; it may not do what you want but it does do what your description says for it to do. Consequently, we believe that TenFold-powered systems are much higher quality than most other applications.

3.	Power. The TenFold RenderingEngine contains thousands of features that make any TenFold-powered application much more functionally-rich than the same application that a programmer-staffed applications development team could pragmatically afford to build. TenFold-powered applications have thousands of clever, powerful features unavailable in most other applications.

Our business model focuses on providing EnterpriseTenFold and our assistance through time-and-materials consulting, training, and support, to customers who use their own business teams and our services partners to build and maintain applications.

Business History

We founded TenFold in 1993. We spent the first several years primarily developing our patented EnterpriseTenFold technology. In 1996, we began using EnterpriseTenFold to build applications for customers. In 1999, we completed our initial public offering. In 1999 and early 2000, we tested a new business model which included selling large custom application development projects with a unique-in-the-industry “money-back guarantee”, and simultaneously structuring the company to launch and build on an accelerated time frame, eight separate vertical market facing applications product companies. Beginning in 2000, we experienced several difficult quarters and faced significant financial, legal, and operational issues. We incurred substantial, increasing losses from operations in the last three quarters of 2000, including a $55 million operating loss in the fourth quarter of 2000.

Starting in the second half of 2000 and continuing through today, we have taken steps to refocus TenFold to its roots as a software applications platform technology company, deal with the liabilities that arose as a result of the interim business model, and restore the company to sound business health.

During 2001, we refocused TenFold back to being a technology company. We consolidated operations into one corporate organization to reduce costs and improve our core delivery and operational infrastructure. We significantly reduced our operating costs through headcount reductions, lease renegotiations and terminations, and other cost-control measures. During 2001, we improved customer satisfaction and sold additional products and services to existing customers. We began promoting EnterpriseTenFold to customers desiring to use it to build applications. We suffered a setback following the events of September 11, 2001, after which we lost two of our largest customers and restructured TenFold again. In November 2001, we entered into an expanded relationship with Allstate Insurance Company (“Allstate”), which represented our first significant transaction under our new sales and business model.

During 2002, we continued our business turnaround and built the business and marketing foundation for our emergence as a growth technology company by continuing to meet customer expectations and establishing new EnterpriseTenFold sales and marketing channels. We made substantial improvements in our business positioning and operations as part of a comprehensive turnaround effort. We significantly reduced quarterly cash outflows with the goal of providing a cash flow positive basis for continuing operations by: renegotiating several major property leases thereby reducing immediate cash obligations and reducing our long-term obligations by over $51 million in the aggregate; retiring our entire bank debt by making payment of a substantially reduced amount; and, continuing operational restructuring to better align capacity with current cash flow. We continued to settle legacy litigation matters, bringing to a total of ten the number of disputes related to our interim business model that were satisfactorily settled without any admission of fault or payment by us except for the self-insurance retentions; entered into an agreement to settle a shareholder lawsuit that subsequently settled in 2003; and, concluded a settlement with the Securities and Exchange Commission without paying any fine or civil penalty or needing to restate our financial statements.

During 2002, we continued to reach important milestones with key customers. We provided EnterpriseTenFold technology and supporting services to 21 customers, 16 of whom have put EnterpriseTenFold-powered applications in production.

We made progress in establishing strategic distribution alliances and value added resellers (“VAR”) relationships that we believe will accelerate and broaden market distribution of EnterpriseTenFold for us at a significantly lower cost and greater speed than we could achieve on our own. During 2002, we entered into distribution relationships including:

•	a strategic alliance with a global systems integrator, Sapient Corporation;

•	a strategic alliance with Perot Systems Corporation, focused around accelerated penetration of the healthcare industry; and, with

•	youDevise Limited (formerly TenFold Systems UK Limited), which will distribute TenFold products and provide services to UK customers.

During 2002, we began to enter into VAR relationships around EnterpriseTenFold-powered applications. Under these VAR relationships:

•	3Genesis can resell an EnterpriseTenFold-powered customer management, billing, and financial management application in the communications industry worldwide;

•	PCX Systems, LLC (“PCX Systems”), a subsidiary of Cedars-Sinai Medical Center, can resell EnterpriseTenFold in connection with the sale of the Patient Care Expert application in the hospital and healthcare provider market globally;

•	Redi2 Corporation can resell TenFold Revenue Manager to investment managers;

•	Vertex, a UK-based utility sector customer management and billing company can resell the utility and telecommunications industries focused customer management and billing application, Generic Billing System (GBS), to their customers and others in the utility and telecommunications industries. In late 2002, Vertex completed its first sale of GBS to a large water company in the UK.

As a consequence of these and other steps, our business performance during 2002 continued to improve as reflected in several key financial metrics, including that quarterly operating and net losses were changed from losses to profits for the fourth quarter of 2002 and we generated cash from operations in the fourth quarter of 2002.

2003 Highlights

In 2003, we continued to complete key steps of our business turnaround. In February 2003, we reached agreement with our two major equipment leasing vendors to buy out and retire their remaining equipment leasing debt of $2.9 million at a substantial discount. We have no further material equipment leases and no further bank debt. In September 2003, we settled a lease dispute with one of the landlords of our two unoccupied offices and restructured our payments beginning October 2003 and continuing through the remaining lease term. In October 2003, we completed negotiations with the other landlord on restructuring payment terms for the lease and have finalized the new arrangement.

In February 2003, we reached agreement with Fusion Capital to terminate an unused $10 million equity line. In February 2003, Robert W. Felton, a long-time TenFold director, made an investment of $700,000 in TenFold, by acquiring unregistered TenFold common stock.

In December 2003, we closed a private placement of 5 million shares of restricted common stock, with no warrants, which we sold at $2.00 per share (before related fees and expenses). This strengthened our balance sheet and provided an opportunity for a new group of investors to obtain a meaningful investment in TenFold.

During Q3 2003, we began shipping our first major new product (the single user PC version of EnterpriseTenFold), the output of our project, code named Tsunami, announced in Q4 2002. Launching Tsunami to redesign and rewrite customer-facing parts of TenFold technology was an important initiative of 2002. The Tsunami project makes a single-user version of our patented technology available over the internet. Tsunami includes a script that lets a person who so desires to follow that script both learn Tsunami and build an enterprise application in a few hours. During Q1 2003, we met our goal of releasing the Tsunami demonstration and we have conducted numerous demonstrations of Tsunami to audiences in many different cities. During Q2 2003, we met our goal of releasing beta copies of Tsunami for further testing. In September of 2003, we began shipping Tsunami without charge during its Beta program to any qualified person who wanted to try it.

On September 30, 2003, we announced the release of the next generation of our EnterpriseTenFold product. EnterpriseTenFold is a portable, multi-user applications development and deployment platform that contains all Tsunami technologies, including the user-interface enhancements that enable a customer to use this technology productively with little training, as well as all prior EnterpriseTenFold technologies. We believe that EnterpriseTenFold introduces to the industry an innovative capability to automatically produce complete applications documentation that matches the application, at any time, at the click of a mouse. EnterpriseTenFold adds multiple forms of XML support, Web services, Citrix MetaFrame support, Sun Java Virtual Machine support, performance improvements for browser-based applications, and many more features described in detailed, accompanying EnterpriseTenFold ReleaseNotes. We believe that EnterpriseTenFold also significantly improves browser performance.

We have continued to build sales and marketing processes to support our emergence as a growth technology company through three complementary sales and marketing related initiatives.

•	First, we are developing alliance relationships with VARs, systems integrators and software distributors in the U.S. and international markets. We have an agreement with Sapient to provide significant services to support their implementation of GBS for Vertex’s first GBS customer. We are delivering these services in part by working with our UK Reseller, youDevise Limited. During Q3 we expanded our alliance relationships. Best Practices, LLC, an applications developer for the small-to-medium company market, obtained an EnterpriseTenFold license and signed on as a Value Added Reseller. Protech Computer Services, Inc. acquired an EnterpriseTenFold license to develop applications for the legal applications market and signed on as a Value Added Reseller.

•	Second, we are using our small direct sales channel to prosecute specific sales opportunities focusing on selling small, paid VersionOne projects with new accounts as a low-risk first step for potential customers to test EnterpriseTenFold for their application needs. VersionOne is our one- to two-week interactive consulting project during which one or two TenFold Speed Team members work with one or two customer developers to design, build, test, and demonstrate a complete, running, initial-version of a complex application. This new sales model is intended to accelerate closure of initial proof-statement projects including limited services and small development licenses, which introduce new customers to TenFold, and lead toward larger development and deployment licenses. During Q3 and Q4, we have begun to see this approach yield modest new sales.

•	Third, following the release of the Beta version of Tsunami many individuals outside TenFold installed Tsunami without charge during its Beta program from tsunami.10fold.com. We believe the Beta process is demonstrating that Internet installation works smoothly, that our introduction scripts provide a capable introduction to Tsunami, and that the users are finding this to be a positive introduction to TenFold’s technology. In time, we expect Internet installation of Tsunami to become an important, low-cost, marketing and sales channel for us.

Customers using TenFold-powered applications in production today include, among others, Abbey National Bank, Allstate Insurance, Barclays Global Investors, Cedars-Sinai Medical Center, Deutsche Bank, Dresdner Bank, Franklin Templeton, iplan networks, JP Morgan Chase, MedCath, Rand Technology, and Trinity. One customer has two separate TenFold-powered applications in production. Specific customer updates include:

•	Allstate, a customer since September 1999, was TenFold’s first customer to take advantage of TenFold’s current business model and to use EnterpriseTenFold to build its own application. This TenFold-powered internet-enabled policy rating application has been in production since April 2001. On June 30, 2003, Allstate completed its current use of our time-and-materials consulting services. The subscription period for the prior Allstate contract concluded during the quarter ended June 30, 2003. We have not received and do not expect to receive significant further cash inflows or to recognize significant revenues from Allstate after June 30, 2003. In July 2002, we notified Allstate of certain breaches by Allstate of our Agreement, as amended. We continue to attempt to work with Allstate to resolve these matters.

•	We continue to assist JP Morgan Chase, under a time-and-materials agreement, as it rolls the global securities lending application, Securities Lending Express, into production and decommissions legacy systems.

•	We continue to provide support to iplan networks of Argentina, which has had the TenFold-powered Enterprise Relationship Manager application that includes sales management, customer support, customer relationship management, incident tracking, and provisioning tailored to the communications industry, in production since September 2001.

•	As part of our ongoing relationship with Vertex, a UK-based utility sector customer management and billing company, we provide support, training and other professional services. We continue to work with Vertex as they progress on the implementation of a TenFold-powered customer management and billing application, Generic Billing System (“GBS”), for their initial water company customer.

•	As part of our continuing relationships with the global systems integrator Sapient, and with our UK reseller, youDevise Limited, we provide expertise and consulting services to support Sapient’s GBS implementation project for Vertex.

•	We continue to work with Perot Health Systems to support them as they provide applications support to Cedars-Sinai Medical Center for the PCX application. In October 2003, we executed a time-and-materials services agreement with Cedar-Sinai and began to provide the related services. Cedars-Sinai has since engaged us to perform additional time-and-material projects.

•	Rand Technology is a relatively new customer who re-engineered internal applications and converted from their legacy applications in under a year without requiring TenFold consulting services.

During 2003, we earned revenues from 26 customers. Some of our customers accounted for more than 10 percent of our annual revenues. Allstate accounted for 41 percent, JP Morgan Chase accounted for 25 percent, and Sapient accounted for 23 percent of our revenues for the year ended December 31, 2003. Allstate accounted for 63 percent and JP Morgan Chase accounted for 12 percent of our revenues for the year ended December 31, 2002. Bonneville Power Administration accounted for 27 percent, Abbey National accounted for 16 percent, and Allstate accounted for 11 percent of our revenues for the year ended December 31, 2001.

Revenues from operations outside of North America were 29 percent of total revenues for 2003, 17 percent of total revenues for 2002, and 28 percent of total revenues for 2001. Revenues from operations in the United Kingdom were 29 percent of total revenues for 2003, 9 percent of total revenues for 2002, and 22 percent of total revenues for 2001. Revenues from operations in Argentina were 0.5 percent of total revenues for 2003, 8 percent of total revenues for 2002, and 6 percent of total revenues for 2001.

Q1 2004 Highlights

During Q1 2004, we focused principally on three initiatives intended to position TenFold as a growth software infrastructure company.

Tuning our marketing and sales engine

We are steadily tuning our marketing and sales engine to begin momentum and leverage our experiences to convince people that our technology does what we claim and help them realize the implications of our value proposition. We are defining and validating a leverageable and replicable process for introducing new customers to TenFold and closing software license business. Currently, we have two standard ways of introducing customers to TenFold. The first is through a VersionOne, which is a one to two week consulting engagement during which one or two TenFold SpeedTeam staff build an application alongside one or two customer staff. The second is through a RequirementsNow! project, which is a one week consulting engagement in which we provide an initial project road map that the customer can then use to accelerate its application development project.

During Q1, we completed two VersionOne projects and also initiated a RequirementsNow! project. With growing confidence that we can sell, manage, and deliver successful VersionOne and RequirementsNow! projects, we have begun to recruit, train, and deploy additional sales and delivery resources. We increased our SpeedTeam staffing; recruited a Vice President of Product Marketing with substantial experience building, testing, deploying and maintaining a complex TenFold-powered enterprise application; recruited a Vice President of Sales; and, began recruiting additional direct sales staff.

Broadening awareness of and interest in TenFold technology

We are broadening awareness of and interest in TenFold technology through increased marketing efforts. We are seeking to reach the “Tipping Point” where awareness of TenFold is such that everyone who is interested in complex, database-intensive applications understands that: 1) TenFold exists; 2) TenFold has proven, disruptive applications development technology; 3) TenFold lowers applications development time and cost by an order of magnitude; 4) others have successfully used TenFold; and, 5) TenFold cannot be ignored.

A cornerstone of our Tipping Point strategy is our Tsunami product. We encourage business people and IT professionals to continue to install Tsunami over the internet and to follow our SuperCRM script to build a complete enterprise-scale Customer Relationship Management (CRM) application in as little as a few hours with no prior training. Hundreds of individuals have installed Tsunami from the internet. Tsunami introduces people to TenFold technology, lets them understand our new metaphors for applications development, and demonstrates our Speed, Quality and Power benefits in just a few hours.

Tsunami has broadened interest in TenFold technology more generally. TenFold was invited to present at the Sixth Annual Needham Growth Conference in January after a senior Needham software analyst tried out Tsunami. TenFold has been selected as a finalist for the Software and Information Industry Association (SIIA) Codie Awards in two categories – Best Business Software Product or Service and Best Distributed Computing Solution. Tsunami has been nominated for the Stoel Rives Utah Innovation awards. Tsunami is also nominated for a Best of Utah technology award.

We are testing various other approaches to move TenFold toward the Tipping Point. For example, during Q1, we produced and published a print ad that highlights TenFold technology as a viable alternative to the “hell” of outsourcing that many companies have felt forced to adopt. Additionally, we have aggressive telemarketing activities underway and frequently publish press releases to spread the word about TenFold.

We expect that achieving the Tipping Point will launch TenFold as a high-growth software infrastructure company because we believe broad recognition of our value proposition will generate demand for our products and services.

Identifying and establishing business practices and resources for handling future growth

We are identifying and establishing business practices and resources to enable TenFold to manage the high future growth we seek to achieve. We believe that most TenFold operational areas can achieve better-than-industry-standard productivity, lower cost per deliverable, and consequently higher margin contribution, if we use TenFold-powered applications to automate them. During Q1, our Support organization designed, built, and took into stable production a custom CRM application, CustomerManager, tailored to our business, able to use customer-related information from other TenFold systems, and incorporating advanced application features such as compliance management and proactive tracking of assignments. During Q1, we began updating the educational programs provided by TenFold University, our education division, to incorporate the important lessons we have learned during our VersionOne projects, including how best to introduce first time users to our technology. TenFold University developed new training materials, designed new curriculum and piloted a brand new TenFold Paradigm class – the basic introductory course we recommend to all our users. TenFold University also identified and began preparing the next tier of new courses – Maximizing Your Data, Testing Strategies, Managing Areas, Managing Production – intended to accelerate and deepen customer understanding of how to most effectively use EnterpriseTenFold for building and managing their own TenFold-powered applications.

Customers using TenFold-powered applications in production today include, among others, Abbey National Bank, Allstate Insurance, Barclays Global Investors, Cedars-Sinai Medical Center, Deutsche Bank, Dresdner Bank, Franklin Templeton, iplan networks, JP Morgan Chase, MedCath, Rand Technology, Trinity, and Vertex (a subsidiary of United Utilities). Customer progress during Q1 toward full deployment of new or continuing applications development projects includes:

•	JPMorgan Chase continued the rollout of its TenFold-powered global securities lending application, SecuritiesLendingExpress (SLX), expanding production from the international traders to domestic trading. Recently, as part of their merger underway with BankOne, JPMorgan Chase determined to focus its SLX application development efforts on customer facing enhancements to SLX and integration of existing legacy backend systems to SLX. During Q1, we reached agreement on the key terms for the transfer of the ownership of SLX to JPMorgan Chase and the provision of continuing time-and-materials consulting services. As we help them become more self-reliant maintaining SLX in production, we expect them to gradually reduce their use of time-and-materials consulting services and complete the SLX development and implementation project during the fourth quarter of 2004.

•	Vertex, a UK-based utility sector customer management and billing company, took its TenFold-powered replacement customer management and billing application, Generic Billing System (GBS), into production for its initial water company customer and began the process of converting customer billing to this new system. We provide time-and-materials consulting services to Vertex’s project through our UK reseller, youDevise Limited, which augments the team supplied by global systems integrator Sapient. We expect to complete our consulting services on this project during the third quarter of 2004.

•	Cedars-Sinai Medical Center and Perot Health Systems amended their working relationships such that Perot took greater responsibility for the completion of the Patient Care Expert (PCX) application, including assuming the staff of Cedars PCX Systems, LLC subsidiary. We continue to provide Perot Health Systems and Cedars-Sinai Medical Center with support for EnterpriseTenFold, and periodically time-and-materials consulting services to assist Perot Health Systems as it provides applications development and production support to Cedars-Sinai Medical Center for the PCX application.

•	VERITAS Software took its TenFold-powered ProductCompatibility application into production.

During Q1, our development organization released an all Open Source EnterpriseTenFold platform consisting of the RedHat Linux operating system, MySQL database, and Apache web server.

Some of our customers accounted for more than 10 percent of revenues for Q1. Sapient accounted for 42 percent and JP Morgan Chase accounted for 39 percent of our total revenues for the three months ended March 31, 2004. Allstate accounted for 63 percent, JP Morgan Chase accounted for 13 percent, and Sapient accounted for 11 percent of our total revenues for the three months ended March 31, 2003.

Revenues from customers outside of North America were approximately 47 percent of total revenues for the three months ended March 31, 2004 as compared to 21 percent of total revenues for the same period in 2003. Our long-lived assets are deployed in the United States.

Industry Challenge

Organizations worldwide face increasing pressure to replace their legacy enterprise applications and introduce new applications as they seek to increase productivity, cut costs, introduce new products and services, address changing regulatory and competitive demands, and access new technology. But, organizations face daunting odds of failure because traditional processes for building, integrating, and deploying complex applications is costly and risky. Consequently, many organizations continue to make substantial investments to maintain legacy applications that inadequately meet current needs and do not address new business requirements. To obtain new or replacement applications, companies choose between buying a packaged software application or building a custom software application.

Organizations generally turn to independent software vendors, such as Enterprise Resource Planning (“ERP”) vendors or vertical software vendors, when seeking packaged applications. In general, packaged applications promise predictable quality and relatively quick implementation. However, packaged applications frequently require that an organization adapt its business practices to the software; ERP systems generally fail to address specific industry problems, such as patient management or securities lending; often cost considerably more than planned to implement; and, once installed, are difficult to modify to adapt to changing business needs. In addition, when an organization chooses the costly and time-consuming path of customizing a packaged application, cost and risk rise rapidly and the organization is generally inhibited from future opportunities to upgrade the packaged application when subsequent new releases are available.

Alternatively, organizations can build custom applications, either internally or with third parties. This approach promises them the functionality, flexibility, and fit they seek, but custom applications development carries a high risk of failure, with most projects exceeding budgets and schedules, and with many projects being cancelled prior to implementation due to time delays, budget overruns, and functional or technical deficiencies. Companies often hire software integration or services firms to build and implement mission-critical applications. These firms generally engage a large number of consultants who may remain on-site for years, and may exceed budgets and schedules without producing significantly better results than internal development organizations. In addition, these firms typically do not offer ongoing product enhancements because they build custom solutions for a single customer.

Applications development projects fail because the process of building complex applications with conventional tools and approaches is very complicated and labor intensive. Designing, programming, testing, integrating, and deploying complex applications can be difficult, take a long time, be expensive, and tie up scarce IT resources. This high cost and high risk is in stark contrast to the business need for new applications that address current business practices and can be adapted quickly and easily to meet the evolving business requirements of a dynamic, highly competitive business environment.

TenFold Technology and Products

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We believe TenFold’s patented EnterpriseTenFold presents a significantly new approach to applications development. We believe that this approach reduces applications development and maintenance cost and time in two ways: first, by automating tedious, time-consuming, error-prone tasks that programmers would generally do; and, second, by providing an applications development tool and methodology that lets business people actively participate in applications development. We believe that EnterpriseTenFold enables organizations to directly leverage their business experience and insight and to adapt applications easily to meet changing business requirements.

EnterpriseTenFold has three key innovations that make designing, building, testing, deploying, and maintaining an application completely different from traditional programming-oriented technologies:

Innovation	Description

TenFoldTools

•      Provides a sophisticated applications developer interface that is convenient for describing applications requirements.

•      Is itself a set of easy-to-use applications with security, concurrency control, audit trails, et cetera.

•      Is a set of TenFold-powered applications, so an applications developer has the same intuitive user interface, benefits from the same Quality and Power as other applications end-users.

TenFold Dictionary

•      Saves the applications description in an RDBMS to make changing the description easy and fast.

•      Secures and manages the applications description just as an RDBMS does for any applications database data such as invoices or insurance policies.

TenFold Rendering-Engine	• Reads the applications description and renders the application. • Supports using and changing an application as you describe it. • Scales to support tens of thousands of simultaneous end-users.

These EnterpriseTenFold innovations work together to automate tedious, repetitive, and error-prone tasks like writing SQL, Java, C++, or VisualBasic code. We believe that automating tedious programming tasks lets applications developers focus their intellect and energy on solving the business problem instead of fighting technology problems.

We believe this revolutionary EnterpriseTenFold approach has important implications:

Implication	Description

Requirements are easier, faster, and more rewarding

•      Accelerates the difficult, time-consuming, resource intensive, traditional first step in applications development, Requirements.

•      Lets users enter and unambiguously record requirements with TenFoldTools.

•      Lets users see a running application as they enter requirements.

•      Lets users build and modify their application quickly, so they can gather requirements in concert with developing and using their actual application.

Power features make applications functionally richer	• Built-in TenFold RenderingEngine features make applications automatically powerful with slick Windows and browser user-interfaces, powerful database features like TimeRelation, AuditTrail, and more.

The meaning and purpose of Testing changes to everyone’s benefit

•      TenFold RenderingEngine renders a working application, so testing becomes ‘an exercise to verify the business solution,’ instead of ‘figure out where it blows up and fix it.’

•      With portions of the application running almost at the very start of the project, users can demonstrate it to business people and get feedback throughout the project, not just at the end when the project should be complete.

• Automated regression testing tools let users capture what they want to automatically test and help them ensure that ongoing applications changes do not impact things that work as they wish.

Change is fast, responsive, and significantly lower cost

•      Since changing an application involves only changing its description, change is extremely fast.

•      Automated regression testing tools make it possible to fully test a new applications version quickly and verify that new features work and that existing features still work as before.

•      Built-in change management tools automate most of the work in promoting new applications versions into production.

The EnterpriseTenFold value proposition provides three major benefits – Speed, Quality, and Power – to its customers. Speed. EnterpriseTenFold makes building complex applications faster than other technologies so projects can be finished in months, not years. Quality. EnterpriseTenFold addresses eleven key attributes of quality applications. Since TenFold RenderingEngine renders an application from its description, tedious, error-prone, programming-like tasks are avoided in building or enhancing a TenFold-powered application. Thus the quality of the application is excellent. Power. EnterpriseTenFold renders an application from its description and automatically includes considerable, rich built-in functionality in the application. Interestingly, complex feature requirements, which traditionally generate complexity and a high likelihood of project failure, add little incremental cost to TenFold applications development. Just as a spreadsheet requiring more-complex formulas is not significantly more costly to build than one with only simple formulas.

EnterpriseTenFold has been in development more than 10 years, contains more than 2.5 million lines of C and C++ code, and is covered by three issued U.S. patents. We believe that with EnterpriseTenFold, business people or applications developers with little or no traditional programming skills can collaborate with IT professionals to build and maintain an application by describing the application without needing to program in C, C++, Java, HTML, Structured Query Language (“SQL”) or other programming languages and without the need to do other programming-like tasks such as designing screens and writing technical designs.

We believe EnterpriseTenFold delivers these benefits:

•	Faster development of complex transaction applications because EnterpriseTenFold automates tasks that programmers would otherwise have to do such as coding SQL, coding logic functions, managing computer-to-computer communications, and coding user interface screens;

•	Longer-lived applications that can survive changes in underlying technologies without requiring applications rewrites, because EnterpriseTenFold insulates applications from many technical changes such as new operating system and database software releases;

•	Reduced maintenance costs because there is little or no code to maintain;

•	Improved quality because EnterpriseTenFold replaces individually-coded logic with already-existing, thoroughly-tested algorithms that provide both basic and sophisticated applications behavior such as security, menuing, transaction behavior, and powerful windows and browser user interface features;

•	Greater consistency to look, feel and operation across the entire application, by replacing individually-built screen designs and transactions with a systematic, optimal, standard design and by eliminating the details of screen layout and repetitive transaction behavior from the application developer’s task list;

•	Demonstrated scalability as customers add simultaneous end-users and computing capacity; and

•	Typically sub-second response-time on properly configured hardware for most applications actions, because EnterpriseTenFold is carefully optimized to provide good performance.

In addition to the above benefits, EnterpriseTenFold has many distinguishing advanced features. The following is a partial listing of these features:

•	Portability across popular databases such as Oracle, DB2, SQL Server, Sybase, and MySQL;

•	Generation of all SQL statements for accessing and updating data, each highly optimized for each relational database;

•	Automatic screen layout to ensure consistency and quality in both Web and desktop environments;

•	Built-in support for query and update of time-varying data such as effective-dated employee records;

•	Real-time, server-supplied screen refresh of detail and summary information as underlying data changes;

•	Simplified business rule definition and optimized rule execution for workflow, posting, access control, and other sophisticated rule types;

•	Formal rule abstractions for validation, propagation, population, without requiring application developers to master complex event models;

•	Shared middle-tier caching, deferred query execution, and optimistic concurrency control to minimize database server load;

•	Codeless integration with third-party applications via real-time messages, APIs, or files based on a simple interface description including support for many different messaging layers such as Tibco, TCP/IP, MQSeries, and Pipes;

•	Application-level data synchronization between central servers and intermittently connected laptops; and

•	Guided interfaces to help end-users quickly master complex business processes.

EnterpriseTenFold is composed of components for developing, executing, integrating, and configuring applications.

Developing an Application. TenFoldTools provides a sophisticated user interface that lets applications developers describe an application without traditional programming activities. Business people or other applications developers describe the database that the application manages, transactions that business end-users use to do each end-user activity, and rules that control transaction behavior. TenFoldTools includes an application, named TenFold Librarian, itself a TenFold-powered application, that applications developers use to describe their application. TenFold AutoTest uses patented techniques to simplify and automate functional, performance, scalability and regression testing. TenFold Reporter and TenFoldAnalyzer let business people define their own reports and real-time data analysis. These applications development tools store the description of their applications objects in a relational database called TenFold Dictionary.

Executing an Application. TenFold RenderingEngine is an executable program, generally deployed in various configurations on multiple client and server computers, that reads an applications description from TenFold Dictionary and runs as that application. TenFold RenderingEngine has these four major components:

Component	Description

TenFold Client

The TenFoldClient part of the TenFold RenderingEngine typically runs on a client computer and interacts with you as you use a TenFold-powered application. TenFoldClient is a feature-rich, secure, portable, and graphical, transaction-execution environment that implements transaction requirements that applications developers describe in the TenFold Dictionary.

TenFoldClient includes TenFold Browser UI Library, TenFold Windows UI Library, TenFold TransactionManager, TenFold FrameComposer, TenFold FrameManager, TenFold GraphicInterface Library, TenFold TransactionEngine, and TenFold GraphicInterface standard.

TenFold Server

The TenFoldServer part of the TenFold Rendering Engine typically runs on a server computer and provides non-visible applications services. TenFoldServer provides an open-to-industry-standards messaging layer, applications server technologies, and standard business engines, and distributes data-intensive and computing-intensive processing across multiple server computers and multiple distributed databases.

TenFoldServer includes TenFold Security Library, TenFold Server Manager, TenFold FastConnect, TenFold Messages Library, TenFold Scheduler, TenFold Network Library, TenFold BusinessEngines, and TenFold Messages standard.

LogicXpress

The LogicXpress part of the TenFold RenderingEngine includes TenFold Language for describing complex applications logic, reports, and processes, and technologies to compile, distribute, and efficiently run that logic portably across the various client and server computers on which you deploy an application.

LogicXpress includes TenFold Compiler, TenFold Interpreter, TenFold MetaFile Library, TenFold Language, and TenFold MetaFile standards.

TenFold Kernel

The TenFoldKernel part of the TenFold RenderingEngine provides rich, portable, data-related functionality and powerful, standard, basic-applications functions to other TenFold RenderingEngine components. TenFoldKernel provides a dictionary-driven, read-write set interface to supported relational databases, and provides optimal performance, guaranteed portability, low development cost, low maintenance cost, and rich functionality to both applications and EnterpriseTenFold.

TenFoldKernel includes TenFold Database Library, TenFold OptionsFile Library, TenFold Validation Library, TenFold Knobs&Dials Library, TenFold Error Library, TenFold CommonRoutines Library, and TenFold OperatingSystem Library.

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Integrating an Application. EnterpriseTenFold integration tools connect a TenFold-powered application to other applications, both within a company and at its customers and suppliers. Whether exchanging files, directly accessing another database, or using real-time messaging, integration developers codelessly describe the path that data follows to interface with typically-inflexible legacy or third party applications. Applications developers can convert and cleanse data during its passage to or from a TenFold-powered application.

Configuring an Application. EnterpriseTenFold supports leading relational databases, server operating systems, client operating systems, Web servers and browsers, and communications systems. EnterpriseTenFold is highly configurable so that it can distribute components of EnterpriseTenFold RenderingEngine across many computers to provide n-tier processing or run on a single computer. Configuration options let customers tune performance and scalability by configuring EnterpriseTenFold to match underlying hardware and software environment. EnterpriseTenFold design simplifies adding support for additional technologies to respond to customer needs and emerging new technology market changes.

TenFold ComponentWare

TenFold ComponentWare is a family of pre-written applications components that easily plug into EnterpriseTenFold to extend its functionality without programming. For example, PowerBilling provides a robust suite of billing transactions, engines, and features. PowerAccounting makes it easy to include accounting-system integration to application descriptions.

TenFold Services

We offer basic and advanced applications development training; EnterpriseTenFold maintenance training; assistance in building, implementing, and maintaining applications; and customer and technical support.

Training

We offer training so that customers can learn how to successfully build, implement, operate, maintain, and evolve their applications. Training programs include classroom instruction, detailed courseware, and on-site training.

Applications Development and Implementation Services

We offer services to help customers build, implement, operate and maintain their applications. Applications development services include helping customers identify requirements and describe their application using EnterpriseTenFold. Implementation services include converting and cleansing legacy data, integrating with other applications, running parallel application testing, and managing the implementation project.

Customer and Technical Support

We provide our customers who purchase support services with new releases of EnterpriseTenFold as new releases become available and various levels of on-site and telephone support.

Competition

The competitive landscape for new and legacy-replacement enterprise applications is split among the options available to corporations today. These options are:

•	Status quo;

•	Buy a packaged application (with or without modification); and

•	Build a new application using internal IT resources or third-party consulting and software integration firms.

Status quo

TenFold’s largest competitor is “status quo.” Corporations continually wrestle with the issue of when to take on the challenge of building strategic new applications or attempting to retire and replace “legacy” applications. In recent years, most companies chose to invest large amounts of money to maintain legacy applications rather than replace them. Remaining with the status quo results in: continuously increasing costs as maintenance on top of maintenance gets harder; acceptance of barely adequate applications; limitations on lowering costs; limitations to embracing new technologies; and, difficulty in adding products or expanding markets. Status quo postpones the inevitable replacement of the application.

Buy a Packaged Application (with or without modification)

Many corporations prefer to obtain an off-the-shelf application from ERP or vertical packaged software vendors. Corporations license software packages to limit the risks associated with new software development projects. However, packaged applications force corporations to conform their business problems to the packaged solution, often with a poor fit. Corporations can modify a packaged application to solve their business problems, but such blended solutions are expensive, slow to implement, and suffer from poor integration.

Buying packaged applications is not a viable solution for replacing most legacy applications for most customers in most industries, as reasonable-fit packaged applications don’t exist.

Build New Applications

When companies contemplate building their own applications on their own or with help, TenFold competes primarily with suppliers of traditional programming technologies and development tools. Internal IT organizations and third party consulting firms frequently use tools from Oracle, IBM, Microsoft, BEA, Computer Associates, and others.

Programming languages such as COBOL, C, and C++ perform well and scale well, but require extraordinarily large project teams to spend multiple years to complete projects. Such projects generally run over budget in time and dollars and frequently fail. Visual Basic, SmallTalk, and other personal computer technologies support rapid applications development and improved productivity for smaller projects, but do not scale to support large numbers of end-users.

Today’s emerging technologies include Java, other component-enabling technologies (COM, DCOM, ActiveX, .NET, et cetera), and Java-related technologies intending to make Java viable for complex applications (J2EE, EJB, et cetera). Emerging technologies, all of which rely on programmers, have not significantly reduced the time and cost of large applications development at this time. Using such technologies for very large, complex applications development projects is likely to result in continued high failure rates for applications build projects since longer projects and large numbers of programmers on a project increase risk of failure exponentially according to most industry pundits.

Patents, Intellectual Property Rights and Licensing

We rely primarily on a combination of patent, copyright, trade secret and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have received three separate patents in the United States. The first patent (US Patent # 6016394) relates to EnterpriseTenFold. The second (US Patent # 6016643) relates to TenFold AutoTest, our automated testing technology. The third patent (US Patent # 6301701) relates to our computer-assisted testing of software application components. We have one pending U.S. patent and have additional patents and pending patent applications in other countries. Our trademark portfolio contains 11 U.S. trademark registrations, 27 trademarks registered in other countries and 15 pending applications in the U.S. and other countries.

In addition, as part of our confidentiality procedures, we enter into nondisclosure agreements with our employees, customers, consultants, and corporate partners, and limit access to and distribution of our software, documentation, and other proprietary information. We retain ownership of EnterpriseTenFold, TenFold ComponentWare, and the EnterpriseTenFold Integrator. Under our prior business model we generally retained ownership of the applications products that we developed for customers; however, we allowed a small number of customers to own rights to the applications we developed for them. In some cases, our contracts obligate us to pay royalties on future sales of specific applications, or prohibit us from licensing applications for specified periods of time or to specified third parties.

For information concerning risks associated with intellectual property rights, see “Risk Factors.”

Research and Development

Our technology development organization consists of teams of development engineers and product managers. These teams use a “documentation-centric” development process that includes planning and documenting deliverables in advance, adhering to coding standards, and performing nightly regression tests of all technology. We continuously monitor quality, analyze the root-cause of defects, report daily and weekly status, and regularly communicate individual and team performance and adherence to schedule and functionality requirements.

Our development infrastructure and processes produce documentation, quality assurance, platform certification, release management, and delivery capabilities (in addition to design and implementation functions) for our technology and products. Developers use TenFold AutoTest – our patented integrated testing technology – to perform nightly regression tests on all products, components, and technologies under development or modification. Developers use DocuManage, our web-based documentation management and reference system, to access and maintain product documentation.

Our development organization regularly produces new versions and releases of our EnterpriseTenFold technology. In addition to quality improvements and enhancements for new EnterpriseTenFold releases, our development organization completed our major new Tsunami product during 2003.

Research and development expenses were $3.5 million for the year ended December 31, 2003, $6.2 million for the year ended December 31, 2002, and $12.7 million in 2001. As of December 31, 2003, we had 23 research and development staff. We intend to continue to make investments in research and development to maintain and enhance EnterpriseTenFold, EnterpriseTenFold integration tools, and TenFold ComponentWare.

Employees

As of December 31, 2003, we had 67 employees, including 24 in applications development, training and support, 23 in research and development, 7 in sales and marketing, and 13 in finance, administrative, and information technology support functions. During the year ended December 31, 2003, our average headcount was 66. None of our employees is represented by a labor union or a collective bargaining agreement and most are at-will employees.

Acquisition and Sale of Subsidiaries

On October 19, 2002, we sold the entire equity interest in our wholly owned subsidiary, TenFold Systems UK Limited, to the management of that subsidiary. Accordingly, the operations of TenFold Systems UK Limited have been included in the accompanying consolidated statements of operations for TenFold for all periods presented through October 19, 2002. We have previously distributed and supported our products in the United Kingdom through TenFold Systems UK Limited. Under the terms of this transaction, youDevise Limited (formerly TenFold Systems UK Limited) will continue to distribute TenFold products in the United Kingdom and provide local support to its customers. We will provide support for EnterpriseTenFold to youDevise Limited and will share with youDevise Limited revenues from existing and future youDevise Limited customers.

On September 30, 1999, we entered into a Stock Purchase Agreement with Barclays California Corporation (“BarCal”) under which we purchased the entire equity interest of BarCal in its wholly owned subsidiary, The LongView Group, Inc. (“LongView”). On October 7, 1999, the acquisition was closed. On March 15, 2001, we sold LongView for $29.0 million to Linedata Services (“Linedata”). Accordingly, the operations of LongView have been included in the accompanying consolidated statements of operations from the acquisition through March 15, 2001. The acquisition was accounted for using the purchase method of accounting.

LEGAL PROCEEDINGS

SkyTel Lawsuit

In March 2001, SkyTel Communications, Inc. (“SkyTel”) orally informed TenFold of its intent to terminate the Master Software License and Services Agreement between SkyTel and TenFold (the “SkyTel Agreement”). On May 15, 2001, SkyTel sent TenFold a letter purporting to terminate the SkyTel Agreement based on TenFold’s alleged material breach of the SkyTel Agreement. SkyTel’s letter also demanded a refund of $11 million paid by SkyTel. On September 24, 2001, SkyTel filed a complaint against TenFold in the First Circuit Court of the First Judicial District of Hinds County, Mississippi. The case was subsequently removed to U.S. District Court for the Southern District of Mississippi. SkyTel seeks monetary damages of at least $17.5 million, plus other damages it may prove at trial, together with pre- and post-judgment interest, attorneys’ fees and expenses and costs. On November 13, 2001, TenFold filed an answer denying the material allegations of the complaint. TenFold also filed a counterclaim for unpaid fees and SkyTel’s disclosure of confidential information. TenFold’s counterclaim seeks damages of at least $7 million and punitive damages of at least $10 million. The total contract value involved in this customer dispute is approximately $17.6 million, of which $11.4 million has been received by TenFold to date. TenFold recognized revenue from the SkyTel Agreement of $0, $0, and $263,000 during the years ended December 31, 2003, 2002, and 2001 respectively.

The parties stayed discovery and attempted negotiations to settle the dispute. However, resolution was impeded by the bankruptcy filing of SkyTel and its parent company, WorldCom, Inc. TenFold believes that its supplemental extended reporting period insurance policy covers some of the damages that may arise in the dispute. TenFold’s insurance carrier authorized a settlement offer that was communicated to SkyTel. At December 31, 2002 TenFold had recorded an other current liability to SkyTel for the offer, and an other current asset in the same amount for the receivable from the insurance carrier, in the accompanying consolidated balance sheet at December 31, 2002.

SkyTel did not respond to the settlement offer and as a result the offer lapsed. On July 14, 2003, the Court entered an order dismissing the case without prejudice based on incorrect information, which TenFold immediately clarified for the Court. TenFold has received no further notice from the Court. As a result, TenFold has removed the other current liability to SkyTel for the prior settlement offer, and the related other current asset of the same amount for the receivable from the insurance carrier, in the accompanying consolidated balance sheet at December 31, 2003. The Court retains jurisdiction to reopen the action upon motion of the parties. If reopened, an unfavorable outcome in the matter may have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Coufal Lawsuit

On December 1, 2003, TenFold was served with a complaint in the matter of Coufal v. Cedars Sinai Medical Center, et. al. The compliant was filed in the Superior Court of the State of California, County of Los Angeles by the parents of a deceased individual who died on December 15, 2002 while in the care of Cedars Sinai Medical Center. The complaint lists a number of defendants including, Cedars Sinai Medical Center, Perot Systems Healthcare Services Group, Perot Systems Corporation, PCX Systems, LLC, TenFold Corporation, Steve Chen M.D., Charles Louy M.D., Steven Fowler M.D., Sunshine Aviva Weiss M.D., and Does 1-100, inclusive. The complaint generally alleges that plaintiff’s daughter died following surgery as the result of an overdose of prescription medications. The complaint alleges that the medications were prescribed, ordered and/or administered in excess of the levels acceptable to physicians acting within the standard of care of physicians in the community, and that the computerized physician order entry system (“PCX”), initially developed by TenFold, failed to detect the overdose. The complaint acknowledges that in April, 2001, and pursuant to separate agreements, which are described in reports that TenFold has filed with the SEC, responsibility for and ownership of PCX was assumed by PCX Systems, LLC (a wholly owned subsidiary of Cedars Sinai Medical Center), and that in October, 2002 Cedars Sinai Medical Center installed PCX for hospital use. At this point, management does not believe that this lawsuit will have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Summary and Insurance

TenFold maintained errors and omissions and umbrella liability insurance coverage to protect itself in the event of claims for damages related to the performance of computer-related services or the failure to perform computer-related services that occurred after March 1, 1998, but prior to March 1, 2001. TenFold does not believe that the dispute with SkyTel would be covered by TenFold’s original errors and omissions and umbrella liability insurance coverage. However, TenFold also maintained a $2 million supplemental extended reporting period policy on one of TenFold’s prior errors and omissions liability policies. TenFold believes that this supplementary extended reporting insurance policy covers some of the types of alleged damages (but not unpaid or unbilled accounts receivable) claimed in the SkyTel dispute noted above, subject to the policy’s total limit, and the insurance carriers’ standard reservation of rights. TenFold also believes that this supplementary extended reporting insurance policy may cover the costs of legal defense of the SkyTel dispute, subject to the policy’s total limit, and any stated reservation of rights by the carrier regarding conditions or findings that might exclude coverage for a particular matter. TenFold used a portion of this supplemental extended reporting insurance policy in defending the SkyTel dispute, until the case was dismissed on July 14, 2003 as described above.

On March 1, 2001, TenFold secured an industry-standard, errors and omissions policy that covers claims made after March 1, 2001. TenFold renewed this policy on March 1, 2002 and again on March 1, 2003. TenFold’s new policy excludes contractual related disputes such as cost and time guarantees, and only covers software errors or omissions that occur after the delivery of software. TenFold believes this policy provides adequate coverage for potential damages related to errors and omissions in TenFold’s delivered software. TenFold believes its errors and omissions and/or umbrella liability insurance coverage may cover the costs of legal defense and types of alleged damages claimed in the Coufal dispute noted above, subject to the policy’s total limit, and the insurance carriers’ standard reservation of rights by the carrier regarding conditions or findings that might exclude coverage for a particular matter.

An unfavorable outcome of any of these matters may have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Stockholder Matters

On November 6, 2001, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York naming as defendants TenFold, certain of its officers and directors, and certain underwriters of TenFold’s initial public offering. An amended complaint was filed on April 24, 2002. TenFold and its officers and directors are named in the suit pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation and manipulative practices. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998. The individual officer and director defendants entered into tolling agreements and, pursuant to a Court Order dated October 9, 2002, were dismissed from the litigation without prejudice. On February 19, 2003, the Court granted a Motion to Dismiss the Rule 10b-5 claims against 116 defendants, including TenFold. On June 27, 2003, TenFold’s Board of Directors ratified its committee’s conditional approval of a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of TenFold and of the individual defendants for the conduct alleged in the action to be wrongful in the Amended Complaint. TenFold would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims TenFold may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by TenFold’s insurers. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of TenFold’s insurers to the settlement, and the completion of acceptable final settlement documentation. Furthermore, the settlement is subject to a hearing on fairness and approval by the Court overseeing the litigation. However, due to the inherent uncertainties of litigation, TenFold cannot accurately predict the ultimate outcome of the litigation. If there is an unfavorable outcome, there may be a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Indemnifications and Warranties

As permitted under Delaware law, and as provided in agreements with its officers and Directors, TenFold has indemnified officers and Directors for certain claims asserted against them in connection with their service as an officer or Director of TenFold. The maximum potential amount of future payments that TenFold could be required to make under these indemnification provisions is unlimited. However, TenFold has purchased Directors’ and Officers’ insurance policies that reduce its monetary exposure and enable it to recover a portion of any future amounts paid. As a result of this insurance coverage, TenFold believes the estimated fair value of these indemnification agreements is not material.

TenFold’s agreements with customers generally require TenFold to indemnify the customer against claims that TenFold’s software infringes third party patent, copyright, or other proprietary rights. Such indemnification obligations are generally limited in a variety of industry-standard respects, including a right to replace an infringing product or cancel the software license and return the fees paid by the customer. To date, TenFold has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements, and no such claims were outstanding at March 31, 2004. As a result, TenFold has not recorded a liability for infringement costs as of March 31, 2004.

TenFold’s agreements with customers also generally provide a warranty that for so long as the customer is paying for support services, TenFold’s software will materially conform to the related documentation, and that TenFold’s software has been developed in a workmanlike manner. To date, TenFold has not incurred significant warranty costs. As a result, TenFold has not recorded a liability for warranty costs as of March 31, 2004.

DESCRIPTION OF OUR PROPERTIES

TenFold currently owns no real property. Below is a description of our leased property and the status of each facility at March 31, 2004:

Location	Sq. Feet	Lease expires	Use
South Jordan, UT	22,310	September 2007	Corporate headquarters, research and development, consulting, support, education, sales, executive and administrative activities.

San Francisco, CA	3,518	Month to month	Research and development, sales, executive and administrative activities.

Irving, TX	23,386	April 2005	We no longer occupy this property. We have subleased 15,404 sq. feet of this space for the remaining term.

We conduct much of our operations from our principal executive office located near Salt Lake City, Utah where we lease 22,310 square feet under a lease that expires in September 2007. Our staff currently work at this office, at our San Francisco office, at customer sites, or from home offices. During 2004, we do not presently anticipate needing material additional office space.

During the year ended December 31, 2003, we were, at times, in default of our Irving office lease and our now expired lease for our former Dallas office, for overdue lease payments. During September 2003, we settled a dispute with our Dallas landlord and agreed to make restructured payments beginning October 1, 2003 and continuing through the remaining term of the lease, which expired in January 2004. During November 2003, we similarly amended our Irving lease to restructure our payments and agreed to make payments beginning November 26, 2003 and continuing through the remaining term of the lease. At March 31, 2004, we were current on our lease payments and no longer in default.

During 2002, we completed a series of agreements with various landlords that eliminated a total of approximately $51 million of long-term lease obligations. This included terminating office leases in Chicago, Illinois; Draper, Utah; Foster City, California; and San Francisco, California; and negotiating a termination of the unoccupied portions of our South Jordan, Utah headquarters lease reducing the square footage leased from 105,068 to 22,310 square feet, reducing the term from 11 years to 5 years, and reducing the rental rate per square foot.

During 2001, we closed offices in Atlanta, Georgia; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; and Raleigh, North Carolina. We subsequently terminated the Atlanta, Georgia lease, and subsequently subleased approximately 15,404 sq. feet of the lease in Irving, Texas. We also canceled an expansion requirement in Chicago, Illinois that would have commenced on October 1, 2001.

MANAGEMENT

The executive officers and directors of the Company are listed below. Under the Company’s Certificate of Incorporation, the Board of Directors is divided into two classes, with staggered two-year terms. The Class I directors are Nancy M. Harvey, Robert W. Felton and Ralph W. Hardy, Jr. The Class II directors are Jeffrey L. Walker and Richard H. Bennett, Jr. Additional information is provided below:

Name	Age	Position(s)

Nancy M. Harvey	50	President, Chief Executive Officer, Chief Financial Officer and Director

Jeanne Marie Kiss	57	Senior Vice President, Operations

Jeffrey L. Walker	61	Chairman of the Board of Directors, Executive Vice President, Chief Technology Officer

Linda B. Valentine	54	Senior Vice President

Robert W. Felton	65	Director

Ralph W. Hardy, Jr.	63	Director

Richard H. Bennett, Jr.	57	Director

Nancy M. Harvey joined TenFold in July 2000, and has served as President and Chief Executive Officer since January 2001, and as Chief Financial Officer since November 2002. From July 2000 to December 2000, Dr. Harvey served as TenFold’s Chief Operating Officer. Prior to joining TenFold, Dr. Harvey served in various capacities with Computer Science Corporation’s (“CSC”) Healthcare Group, a large-scale applications development, outsourcing and consulting company, including from 1999 to 2000 as Executive Vice President, from 1998 to 1999 as Chief of Staff and Acting Group Vice President of Finance and Administration, from 1997 to 1998 as a Vice President, and from 1995 to 1997 as a Principal of APM Management Consultants, a management consulting firm acquired in 1996 by CSC. From 1994 to 1995, Dr. Harvey was a Senior Manager with Ernst & Young, a public accounting firm. In addition, Dr. Harvey held executive positions with MacNeal Health Services Corporation, a regional health delivery system. Dr. Harvey holds a BS in biology and chemistry from the College of Creative Studies at the University of California at Santa Barbara, an MBA from the Wharton School of the University of Pennsylvania, a Ph.D. in chemical physics from the University of Minnesota, and was a post-doctoral fellow at the California Institute of Technology.

Jeanne Marie Kiss joined TenFold in November 2001 as a Vice President and has served as Senior Vice President, Operations since September 2002. She has Operations responsibility for the Eastern U.S. and Europe. Prior to joining TenFold, Dr. Kiss served in various capacities with Computer Science Corporation’s (“CSC”) Healthcare Group from 1996 to 2001, including from 1998 to 2001, as Chief Operating Officer of CSC Healthcare. From 1993 to 1996, Dr. Kiss served as Chief Operating Officer of St. Luke’s Roosevelt Hospital Center, an academic medical center in Manhattan, New York. Dr. Kiss holds a Ph.D. in Organizational Development from the Wagner School at New York University and is an adjunct professor at New York Medical College.

Linda B. Valentine joined TenFold in December 2003 and serves as Senior Vice President. Ms. Valentine oversees TenFold’s Legal function. Prior to joining TenFold, Ms. Valentine served in various capacities with Motorola Inc., including from 2001 to 2002 as Senior Vice President, e-business Transformation, from 1998 to 2001 as Senior Vice President (from 2000) and Assistant General Counsel, with general counsel responsibilities for Motorola’s communications businesses, and from 1996 to 1998 as Corporate Vice President and Assistant General Counsel. Prior to joining Motorola in 1984, Ms. Valentine held positions in the legal departments of United Airlines and Atlantic Richfield Company. Ms. Valentine is a graduate of the University of Michigan and Georgetown University Law Center and studied business in the MBA program of the University of Southern California.

Jeffrey L. Walker founded TenFold in February 1993 and has served as its Chairman, Executive Vice President, and Chief Technology Officer since October 1996. From TenFold’s inception to October 1996, Mr. Walker served as TenFold’s Chairman, President, Chief Executive Officer, and Chief Technology Officer. Prior to founding TenFold, from 1991 to 1993, Mr. Walker was an independent consultant. From 1985 to 1991, Mr. Walker held several management positions at Oracle Corporation, a large database and applications software company, including Executive Vice President from 1987 to 1991, General Manager Applications Division from 1985 to 1991, Chief Financial Officer from 1987 to 1991, and Senior Vice President of Marketing during 1986. Prior to joining Oracle, Mr. Walker founded and served as Chief Executive Officer of Walker Interactive Products, an application software company, from 1980 to 1985. Mr. Walker holds a BA in mathematics from Brown University.

Richard H. Bennett, Jr. has served as a member of TenFold’s Board of Directors since October 31, 2002. From September 2001 to October 2002, Mr. Bennett served as a marketing consultant to TenFold. Mr. Bennett founded Rick Bennett Advertising in 1984. His advertising agency has represented numerous companies in many technology sectors including, hardware, database, circuit design and artificial intelligence. From 1984 to 1990, he served as Oracle Corporation’s advertising agency during Oracle’s growth from $15 million to over a billion dollars in annual sales. He currently advises several other technology companies, including Salesforce.com.

Robert W. Felton has served as a member of TenFold’s Board of Directors since March 1997. Mr. Felton was the founder and served as a member of the Board of Directors of Indus International, Inc., a software applications company, since its inception in 1988 until 2002. From 1988 to January 1999, Mr. Felton also served as Indus’s Chairman, President, and Chief Executive Officer. Mr. Felton holds a BS in mechanical engineering from Cornell University and an MS in nuclear engineering from the University of Washington.

Ralph W. Hardy, Jr. has served as a member of TenFold’s Board of Directors since February 1998. Mr. Hardy is the principal operating officer, director and a stockholder of First Media Corporation, which is the ultimate parent of First Media TF Holdings, LLC, a stockholder of TenFold. Through other subsidiaries, First Media Corporation owns investments in commercial broadcasting stations and in various other private entities. First Media Corporation, which is substantially owned by the Richard E. Marriott family, also owns, through a subsidiary, stock of various publicly held companies such as Host Marriott Corporation and Marriott International, Inc. Mr. Hardy has served as a member of the law firm of Dow, Lohnes & Albertson PLLC, Washington, D.C., since 1974. Mr. Hardy holds a BS in political science from the University of Utah and a JD from the University of California at Berkeley School of Law (Boalt Hall).

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information that has been provided to TenFold with respect to beneficial ownership of shares of TenFold’s Common Stock as of February 29, 2004, for (i) each person who is known by TenFold to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director of TenFold, (iii) each of the named executive officers listed in the Summary Compensation Table of this proxy statement, and (iv) all directors and executive officers of TenFold as a group.

Name and Address (1)	Shares of Common Stock (2)		Options Exercisable (3)	Total	Percent of Common Stock (4)
Jeffrey L. & Cassandra M. Walker	13,634,800		718,750	14,353,550	30.7%
Nancy M. Harvey	1,250		4,001,250	4,002,500	8.0%
Gary D. Kennedy(5) 36 South State Street Suite 1400 Salt Lake City, UT 84111	3,915,290		—	3,915,290	8.5%
Walker Children’s Trust(6)	3,769,800		—	3,769,800	8.2%
Ralph W. Hardy, Jr.(7) c/o First Media TF Holdings, LLC 11400 Skipwith Lane Potomac, MD 20854	3,344,330		125,000	3,469,330	7.5%
First Media TF Holdings, LLC 11400 Skipwith Lane Potomac, MD 20854	3,340,330		—	3,340,330	7.3%
Robert W. Felton Trust c/o Robert W. Felton	3,975,889		157,000	4,132,889	8.9%
Richard H. Bennett, Jr.	—		281,250	281,250	0.6%
Alan K. Flake, Jr.(9)	—		181,875	181,875	0.4%
Jeanne Marie Kiss	—		453,125	453,125	1.0%
Dudley E. Morris	—		396,875	396,875	0.9%
Linda B. Valentine	—		—	—	—
All directors and executive officers as a group (7 persons)	20,956,269	(8)	5,736,375	26,692,644	51.6%

(1)	Unless otherwise indicated, the address of each of the persons and entities listed in the table is the address of TenFold’s principal executive offices. The address of TenFold’s principal executive offices is 698 West 10000 South, Suite 200, South Jordan, Utah 84095.

(2)	The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.

(3)	All options included are exercisable within 60 days after February 29, 2004.

(4)	Based on 46,027,151 shares of Common Stock outstanding as of February 29, 2004. In computing the percentage ownership by a person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable on or before April 29, 2004, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(5)	Includes 143,594 shares owned by a limited liability company in which Mr. Kennedy is a co-managing member and as such exercises shared voting and investment power with respect to the shares. Mr. Kennedy disclaims beneficial ownership of the shares held by the limited liability company, except to the extent of his pecuniary interests in such shares. Information for Mr. Kennedy is to the best of TenFold’s knowledge based on reports filed with the SEC and a resignation agreement between the Company and Mr. Kennedy.

(6)	The Walker Children’s Trust is an irrevocable trust in which Mr. Walker, Mr. Walker’s wife and Paul M. Ginsburg are co-trustees. Mr. Ginsburg has sole voting and investment power with respect to the shares of TenFold held by the trust.

(7)	Includes 3,340,330 shares held by First Media TF Holdings, LLC, a wholly owned subsidiary of First Media Corporation. Mr. Hardy is a principal of First Media TF Holdings, LLC, and an officer, director, and stockholder of First Media Corporation. Mr. Hardy disclaims beneficial ownership of the shares held by First Media TF Holdings, LLC, except to the extent of his pecuniary interest in such shares.

(8)	Does not include 3,769,800 shares held by the Walker Children’s Trust.

(9)	Mr. Flake is no longer employed by the Company.

EXECUTIVE COMPENSATION

General

The following summary compensation table shows, for the last three fiscal years, compensation information for (a) the individual who served as our Chief Executive Officer during 2003, (b) the four most highly compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers at the end of 2003 and (c) one additional individual who would have been among the four most highly compensated executive officers but for the fact that he was not serving as an Executive Officer at the end of 2003. We refer to all of these officers as the “named executive officers.”

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($) (1)	Securities Underlying Options (#)	All other Compensation ($) (2)
Nancy M. Harvey President, CEO and CFO(3)	2003 2002 2001	150,000 506,250 589,394	— 261,633 —	— — 280,000	4,000,000 1,000,000 1,000,000	— 100 2,000
Jeffrey L. Walker Chairman, Executive Vice President & CTO(4)	2003 2002 2001	150,000 411,250 477,500	— — —	— — —	1,250,000 — —	— 240 900
Alan K. Flake, Jr. General Counsel, Sr. VP, Legal, Corporate Secretary	2003 2002 2001	193,750 153,750 57,955	— — —	— — —	175,000 — 200,000	— — —
Dudley E. Morris Sr. VP, Business Development(5)	2003 2002 2001	150,000 209,375 —	— — —	— — —	300,000 — 200,000	— — —
Jeanne Marie Kiss Sr. VP, Operations(6)	2003 2002 2001	150,000 190,625 28,030	— — —	— — —	500,000 250,000 50,000	— 100 —
Linda B. Valentine Sr. VP, Operations, Chief of Staff	2003	12,500	—	—	350,000	—

(1)	As of December 31, 2003, Ms. Harvey held 800,000 shares of restricted stock, valued at $2,608,000, based on the December 31, 2003, closing price of $3.26. TenFold does not expect to pay dividends on such stock. No other Named Executive Officer held restricted stock as of December 31, 2003.

(2)	Includes Company’s 401(k) matching contributions until discontinued January 16, 2002.

(3)	Ms. Harvey’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $600,000 to an annualized base salary of $150,000.

(4)	Mr. Walker’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $480,000 to an annualized base salary of $150,000.

(5)	Mr. Morris’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $225,000 to an annualized base salary of $150,000.

(6)	Ms. Kiss’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $225,000 to an annualized base salary of $150,000.

Option Grants

This table shows stock option grants to the Named Executive Officers during the last fiscal year.

Options granted in 2003

			Individual Grants					Potential realizable value at assumed annual rates of stock price appreciation for option term (7)
			Number of securities underlying options granted (#) (1)	% of total options granted to employees in fiscal year (2)		Exercise or base price ($/share)	Expiration date
Name								5%	10%
Nancy M. Harvey	(3 (4	) )	250,000 2,500,000 1,250,000	2.86 28.59 14.29	% % %	$0.18 1.33 1.33	2/19/2013 8/28/2013 8/28/2013	$28,300 2,091,075 1,045,537	$71,718 5,299,194 2,649,597
Jeffrey L. Walker	(5)		1,000,000 250,000	11.44 2.86	% %	$0.23 0.18	1/29/2013 2/19/2013	$144,646 28,300	$366,561 71,718
Alan K. Flake, Jr.	(6)		75,000 100,000	0.86 1.14	% %	$0.23 0.23	1/29/2013 1/29/2013	$10,848 14,465	$27,492 36,656
Dudley E. Morris	(6)		150,000 150,000	1.72 1.72	% %	$0.23 0.23	1/29/2013 1/29/2013	$21,697 21,697	$54,984 54,984
Jeanne Marie Kiss	(6)		250,000 250,000	2.86 2.86	% %	$0.23 0.23	1/29/2013 1/29/2013	$36,161 36,161	$91,640 91,640
Linda B. Valentine			350,000	4.00%		$2.55	12/12/2013	$561,288	$1,422,415

(1)	Options granted in 2003 were made under the 1993 and 1999 Stock Plans. These options:

•	are generally granted as non-qualified stock options;

•	are granted at an exercise price equal to 100% of the fair market value of the common stock on the date of grant;

•	generally vest 25% after one year, and 6.25% quarterly thereafter (but see (3)-(6) below); and

•	expire ten years from the date of grant, except for options granted to Nancy Harvey and Jeff Walker that may be earlier terminated in certain events related to termination of employment (but see (3)-(6) below).

(2)	The percentage of total options granted to the Named Executive Officers was computed by dividing the options granted to the Named Executive Officers shown in the table by 8,745,000 the total number of options to acquire TenFold common stock granted in 2003.

(3)	These options vest over two years with 25% of the shares (625,000 shares) vesting six (6) months from the Grant Date and the remaining 75% of the shares vesting equally in semi-annual installments thereafter. All unvested shares immediately vest upon involuntary termination of employment.

(4)	These options vest over one year with 25% of the shares (312,500 shares) vesting on the Grant Date and the remaining 75% of the shares vesting equally in quarterly installments thereafter. All unvested shares immediately vest upon involuntary termination of employment.

(5)	500,000 of these options vest upon grant. The remaining 500,000 options vest 25% after one year, and 6.25% quarterly thereafter. These options shall be exercisable for 10 years from grant date, including vested (but not unvested) options after a departure from TenFold.

(6)	These options were fully vested upon grant, and are exercisable for 10 years from grant date, including after a departure from TenFold.

(7)	We are required by the SEC to use a 5% and 10% assumed rate of appreciation over the ten-year option term. This does not represent the Company’s estimate or projection of the future common stock price. If the Company’s common stock does not appreciate, the Named Executive Officers will receive no benefit from the options.

Options Exercised

No options were exercised by the Named Executive Officers in 2003. This table shows the value of unexercised stock options held by the Named Executive Officers during the last fiscal year.

Aggregate Option Exercises in 2003 and Fiscal Year-end Option Values

	Shares acquired on exercise (#)	Value realized ($)	No. of securities underlying unexercised options at fiscal year-end (#)		Value of unexercised in-the- money options at fiscal year- end ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Nancy M. Harvey	—	—	2,966,875	3,973,125	$6,280,869	$8,104,031
Jeffrey L. Walker	—	—	500,000	750,000	1,515,000	2,285,000
Alan K. Flake, Jr.	—	—	153,750	231,250	452,644	694,406
Dudley E. Morris	—	—	350,000	150,000	986,500	454,500
Jeanne Marie Kiss	—	—	353,125	446,875	1,066,969	1,358,531
Linda B. Valentine	—	—	—	350,000	—	248,500

Director Compensation

We do not pay directors for their service as directors except for reimbursement of reasonable travel expenses relating to attendance at board and committee meetings. Non-employee directors may participate in TenFold’s 1993 and 1999 stock plans, but non-employee directors were not granted stock options during 2002. On February 19, 2003, TenFold granted each of Robert W. Felton, Ralph W. Hardy, Jr., and Richard H. Bennett, Jr. an option to purchase 250,000 shares of TenFold common stock at an exercise price of $0.18 per share. Twenty-five percent of these options vest on February 19, 2004 and 6.25% of the remaining options vest quarterly thereafter.

Felton Enterprises, which is wholly owned by Mr. Felton, received in 2002 approximately $17,400 in consulting fees billed on an hourly basis for consulting services that Felton Enterprises provided to TenFold during 2002. TenFold’s consulting agreement with Felton Enterprises was terminated effective December 31, 2002.

Beginning on September 5, 2001, Richard H. Bennett, Jr. served as the Company’s Director of Marketing. Mr. Bennett resigned from his position with the Company on October 22, 2002. Mr. Bennett was appointed as a Director of the Company on October 31, 2002. For 2002, Mr. Bennett was paid gross compensation in the amount of $47,500.

Compensation Committee Interlocks and Insider Participation

During 2003, Robert W. Felton and Ralph W. Hardy, Jr. (both non-employee directors) served as the sole members of the Compensation Committee. In addition, Nancy M. Harvey (current President, CEO and CFO) performed compensation committee functions as to non-executive and non-officer employees.

No member of the TenFold Board of Directors who performed Compensation Committee functions has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Board and Committee Meetings

The Board of Directors has an Audit Committee and a Compensation Committee, the functions of which are described in the table below.

The Board held 14 meetings in 2003, the Audit Committee held 13 meetings in 2003, and the Compensation Committee held six meetings in 2003. The Board does not have a nominating committee or a committee serving a similar function.

Name of Committee and Members	Functions of the Committee
Audit • Richard H. Bennett, Jr. • Robert W. Felton • Ralph W. Hardy, Jr.

•      Confers with independent accountants regarding the Company’s financial policies.

•      Reviews reports of independent accountants.

•      Reviews annual audit plans of independent accountants.

•      Reviews recommendations about internal controls.

•      Approves selection of independent accountants.

Compensation • Robert W. Felton • Ralph W. Hardy, Jr.

•      Determines the compensation of the Chief Executive Officer.

•      Reviews and approves senior management compensation plans and stock grants, and establishes performance goals.

•      Reviews and approves proposed stock option plan changes.

•      Approves compensation and stock grants intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m).

•      Reports results of each meeting to the Board of Directors.

Employment and Severance Agreements

Effective January 11, 2001, the Company entered into an employment agreement with Nancy M. Harvey, President and Chief Executive Officer. The agreement provides for an annual base salary of $600,000, which is subject to review and change by the Company’s Board of Directors, and the opportunity to earn an annual cash bonus in the discretion of the Company’s Board of Directors of up to $400,000. The agreement also provides that, for the term of the agreement and for six months thereafter in the event of an involuntary termination, Ms. Harvey will not compete with the Company or solicit its customers or employees. Pursuant to the agreement, Ms. Harvey was granted 800,000 shares of restricted common stock of the Company. In connection with such grant of restricted stock, the Company loaned Ms. Harvey the principal amount of $140,000, at an annual interest rate of 4.25 percent. This loan matured on December 31, 2002, at which time Ms. Harvey repaid the loan in full. Effective February 28, 2002, the Company and Ms. Harvey entered into an amendment to her employment agreement under which Ms. Harvey accepted a stock option award for 2001 in lieu of a cash bonus, in order to support the Company’s cash preservation. The stock option bonus consisted of an option to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.38 per share. Twenty percent of this option grant vested on February 28, 2002, and the remaining 80% of this option grant vests in 16 equal quarterly installments, beginning on March 31, 2002. Since October 16, 2002, Ms. Harvey has voluntarily drawn a reduced salary based on an annualized amount of $150,000.

Other than as set forth above, none of the Company’s named executive officers has an employment agreement, severance agreement, or similar arrangement with the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2003, Richard S. Walker was employed by the Company as a Sales Manager. He is the son of the Company’s Founder, Chairman and Chief Technology Officer, Jeffrey L. Walker. Richard S. Walker was paid gross compensation in the amount of approximately $62,000.

In February 2003, Robert Felton, a long-time TenFold director, acquired 3,888,889 shares of TenFold common stock for an investment of $700,000.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the ownership of shares of our common stock as of January 1, 2004 by the selling stockholders. We have prepared the table that follows based upon information provided to us by the selling stockholders prior to the effective date of the registration statement of which this prospectus forms a part. The footnotes to the table indicate, among other things, the nature of any position, office or other material relationship that the selling stockholders had with us or any of our predecessors or affiliates within the past three years. Except as otherwise indicated, the listed selling stockholders have informed us that they have sole voting and investment power with respect to the shares beneficially owned by them. All of the selling stockholders listed below acquired their shares of common stock on December 22, 2003 pursuant to a Securities Purchase Agreement with us. The Securities Purchase Agreement provided that we would exercise best efforts to register for resale the shares of common stock purchased by the selling stockholders.

	Shares Beneficially Owned Prior to Offering (1)		Shares Offered	Shares Beneficially Owned After Offering (3)
Name of Beneficial Owner	Number	Percentage (2)		Number	Percentage
GMS Family Investors LLC(4)	500,000	1.09%	500,000	—	—
Stern Family Investors LLC(5)	250,000	0.54%	250,000	—	—
Bonanza Master Fund LTD.(6)	300,000	0.65%	300,000	—	—
Robert Anderson BSCC Master Def. Contrib. P/S/P – Bear Stears Securities Corp. Custodian	100,000	0.22%	100,000	—	—
Norman C. Fields	35,000	0.08%	30,000	5,000	0.01%
Brean Murray & Co., Inc. Profit Sharing Trust(7)	100,000	0.22%	100,000	—	—
Bettina P. Murray	10,000	0.02%	10,000	—	—
Richard Bonini	125,000	0.27%	125,000	—	—
Barry Fingerhut	50,000	0.11%	50,000	—	—
Michael L. Gruber MD Defined Benefit Pension Plan	25,000	0.05%	25,000	—	—
Sandor Capital Master Fund, L.P.(8)	125,000	0.27%	125,000	—	—
Joseph E. Sheehan	100,000	0.22%	100,000	—	—
Kingsbridge Capital, LTD.(9)	75,000	0.16%	75,000	—	—
Merlin BioMed Investment Advisors LLC 401(k)(10)	25,000	0.05%	25,000	—	—
Stuart T. Weisbrod, IRA	25,000	0.05%	25,000	—	—
Pemigewasset Partners L.P.(11)	150,000	0.33%	125,000	25,000	0.05%
Pemigewasset Offshore LTD.(12)	15,000	0.03%	10,000	5,000	0.01%
Amici Fund International, LTD.(13)	1,280,000	2.78%	1,280,000	—	—
Amici Qualified Associates, LP(14)	615,000	1.34%	615,000	—	—
The Collectors’ Fund(15)	380,000	0.83%	380,000	—	—
Rationalwave Onshore Equity Fund L.P.(16)	150,000	0.33%	100,000	50,000	0.11%
Longview Equity Fund, LP(17)	175,000	0.38%	175,000	—	—
Longview International Fund, L.P.(18)	75,000	0.16%	75,000	—	—
Renee S. Tobin	45,000	0.10%	45,000	—	—
Robin Fields	20,000	0.04%	20,000	—	—
Rainbow Trading Corporation(19)	100,000	0.22%	100,000	—	—
Stephen P. Duggan III	75,000	0.16%	75,000	—	—
Myrna Karger	5,000	0.01%	5,000	—	—
Murray Krager	5,000	0.01%	5,000	—	—
Brean Murray & Co., Inc. Firm Investment Account(20)	50,000	0.11%	50,000	—	—
Joseph G. Krusch	50,000	0.11%	50,000	—	—
Edna G. Krusch	50,000	0.11%	50,000	—	—

(1)	Beneficial ownership is based upon the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock and securities exercisable or convertible within 60 days of January 1, 2004 into shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The common stock is our only outstanding class of equity securities.

(2)	Applicable percentage of ownership for each selling stockholder is based on 45,969,524 shares of common stock deemed outstanding for purposes of calculating the percentage of common stock owned as of January 1, 2004.

(3)	The amount and percentage of securities listed as beneficially owned by the selling stockholders after the offering are based upon the assumption that all of the shares being offered are sold pursuant to this prospectus, and that no other shares of common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering. Because the selling stockholders may sell all, some or none of their shares pursuant to this prospectus or otherwise, or acquire or dispose of other shares of our common stock during the offering period covered by this prospectus, no estimate can be given as to the amount or percentage of shares that will be held by the selling stockholders after completion of this offering.

(4)	Judith Feder is the manager of GMS Family Investors LLC and has voting and investment control over these shares held by GMS Family Investors LLC.

(5)	Judith Feder is the manager of Stern Family Investors LLC and has voting and investment control over these shares held by Stern Family Investors LLC.

(6)	Bonanza Master Fund Ltd. is managed by Bernay Box & Co. Bernay Box of Bernay Box & Co. has investment and voting power over these shares held by Bonanza Master Fund Ltd.

(7)	William McCluskey, Bettina Murray, Jerome Baron and Norman Fields have the investment and voting control over these shares held by Brean Murray & Co, Inc. Profit Sharing Trust.

(8)	John S. Lemak is the general partner of Sandor Capital Master Fund, L.P. and has investment and voting control over these shares held by Sandor Capital Master Fund, L.P. Mr. Lemak is an affiliate of Williams Financial Group, Inc., a registered broker-dealer.

(9)	Adam Gurney and Valentine O’Donoghue are directors of Kingsbridge Capital Ltd. and have voting and investment control over these shares held by Kingsbridge Capital Ltd.

(10)	Stuart T. Weisbrod is the managing member of Merlin BioMed Investment Advisors LLC 401(k) and has voting and investment control over these shares held by Merlin BioMed Investment Advisors LLC 401(k).

(11)	James Vose is a general partner of Pemigewasset Partners, L.P. and has investment and voting control over these shares held by Pemigewasset Partners, L.P.

(12)	James Vose is the managing member of Pemigewasset Offshore, Ltd. and has investment and voting control over these shares held by Pemigewasset Offshore, Ltd.

(13)	Amici Capital LLC is the investment manager for the Amici Fund International Ltd. A. Alex Porter, Paul E. Orlin, Geoff Hulme and Jon Friedland of Amici Capital LLC have investment and voting control over these shares held by Amici Fund International Ltd.

(14)	CF Advisors LLC is the sole general partner of Amici Qualified Associates, LP. A. Alex Porter, Paul E. Orlin, Geoff Hulme and Jon Friedland of CF Advisors LLC have investment and voting control over these shares held by Amici Qualified Associates, LP.

(15)	CF Advisors LLC is the sole general partner of The Collectors’ Fund. A. Alex Porter, Paul E. Orlin, Geoff Hulme and Jon Friedland of CF Advisors LLC have investment and voting control over these shares held by The Collectors’ Fund.

(16)	Rationalwave Capital Partners, LLC is the general partner of Rationalwave Onshore Equity Fund, LP. Mark Rosenblatt is the majority shareholder of Rationalwave Capital Partners, LLC and has investment and voting control over these shares held by Rationalwave Onshore Equity Fund, LP.

(17)	Wayne H. Coleson is the chief executive officer of Redwood Grove Capital Management, LLC and has investment and voting control over these shares held by Longview Equity Fund, LP.

(18)	Wayne H. Coleson is the chief executive officer of Redwood Grove Capital Management, LLC and has investment and voting control over these shares held by Longview International Equity Fund, LP.

(19)	Stanford C. Finney, Jr. is president and a shareholder of Rainbow Trading Corporation and has investment and voting control over these shares held by Rainbow Trading Corporation. Rainbow Trading Corporation and Mr. Finney are affiliates of SpyGlass Trading, L.P., a registered broker-dealer.

(20)	William McCluskey, Bettina Murray, Jerome Baron and Norman Fields have the investment and voting control over these shares held by Brean Murray & Co., Inc. Firm Investment Account. Brean Murray & Co. is a registered broker-dealer and each of Messrs. McCluskey, Baron and Fields and Ms. Murray are affiliates of Brean Murray.

The registered broker-dealers and their affiliates above acquired their shares pursuant to the December Securities Purchase Agreement referenced above. Brean Murray & Co. acted as placement agent for the securities and each registered broker-dealer and their affiliates acquired the securities in the ordinary course as an investment.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholders referred to herein. The common stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Neither we nor the selling stockholders can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between the selling stockholders, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholders and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify the selling stockholders and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We have advised the selling stockholders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2003, 45,969,524 shares of common stock were issued and outstanding; no shares of our preferred stock are issued and outstanding. The rights and preferences of any preferred stock will be determined upon issuance by our Board of Directors. The following description is a summary of our capital stock and contains the material terms thereof. Additional information can be found in our Certificate of Incorporation and Bylaws, which were filed as exhibits to our registration statement on Form S-1 with the Securities and Exchange Commission on March 8, 1999.

TenFold’s common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.”

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of TenFold, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The common stock also has no sinking fund, cumulative voting or redemption rights. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

No shares of preferred stock are issued and outstanding as of the date of this prospectus. Subject to the provisions of our Certificate of Incorporation, the Board of Directors is authorized to issue 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TenFold without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. As of the closing of this offering, no shares of preferred stock will be outstanding. TenFold currently has no plans to issue any shares of preferred stock.

Anti-takeover Effect of Certain Certificate of Incorporation and Bylaw Provisions

Certain provisions of Delaware General Corporation Law and TenFold’s certificate of incorporation could make more difficult the acquisition of TenFold by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of TenFold to first negotiate with the board of directors of TenFold. TenFold believes that the benefits of increased protection of its board members’ potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure TenFold outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Approval for Certain Business Combinations. TenFold is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, either owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of TenFold without further action by TenFold’s stockholders.

Election and Removal of Directors. The certificate of incorporation of TenFold provides for the board of directors to be divided into two classes, with staggered two-year terms. As a result, only one class of directors is elected at each annual meeting of stockholders of TenFold, with the other class continuing for the remainder of its respective two-year term. Stockholders do not have cumulative voting rights and TenFold’s stockholders representing a majority of the shares of common stock outstanding will be able to elect all of the directors. The classification of the board of directors and lack of cumulative voting make it more difficult for TenFold’s existing stockholders to replace the board of directors as well as for another party to obtain control of TenFold by replacing the board of directors. Since the board of directors has the power to retain and discharge officers of TenFold, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Restrictions on Stockholder Actions and Meetings. TenFold’s certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, and the President of TenFold. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, or the President of TenFold. The bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of TenFold.

TenFold’s certificate of incorporation contains a provision requiring the affirmative vote of the holders of at least two-thirds of the voting stock of TenFold to amend the foregoing provisions of the certificate of incorporation or bylaws.

Indemnification

TenFold’s certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our bylaws provide for the indemnification of our directors, officers, employees and agents or of any corporation in which any such person serves as a director, officer, employee or agent at our request, to the fullest extent allowed by Delaware law, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of indemnification payments) reasonably incurred or suffered by any such director, officer, or employee in connection with investigating, defending, being a witness in, or participating in, or preparing for any of the foregoing in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative.

As a result of this provision, our company and our stockholders may be unable to obtain monetary damages from such persons for breach of their duty of care. Although stockholders may continue to seek injunctive and other equitable relief for an alleged breach of fiduciary duty by such persons, stockholders may have no effective remedy against the challenged conduct if equitable remedies are unavailable. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. We believe such indemnifications are necessary to retain qualified individuals as officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of TenFold where indemnification will be required or permitted. TenFold is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We provide director and officer liability insurance and pay all premiums and other costs associated with maintaining such insurance coverage. We have also entered into indemnification agreements with each director and officer.

Transfer Agent and Registrar

The transfer agent and registrar for TenFold common stock is EquiServe Trust Company, N.A. The transfer agent’s address is 525 Washington Boulevard, 9th Floor, Mail Suite 4690, Jersey City, New Jersey 07303. The transfer agent’s telephone number is (800) 736-3001.

EXPERTS

The consolidated financial statements and schedule of TenFold Corporation and subsidiary as of December 31, 2003 and 2002 and for the years then ended, have been included herein in reliance upon the reports of Tanner + Co., independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedule of TenFold Corporation and subsidiary as of December 31, 2001, and for the year then ended, have been included herein in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2001, consolidated financial statements contains an explanatory paragraph that states that the Company suffered a significant loss from operations during the year ended December 31, 2001, has a substantial deficit in working capital and stockholder’s equity at December 31, 2001, had negative cash flow from operations for the year ended December 31, 2001, and is involved in significant legal proceedings that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and related financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

On February 10, 2003, TenFold Corporation (the “Company”) dismissed its independent accountant, KPMG LLP (“KPMG”), and engaged the services of Tanner + Co. (“Tanner”) as the Company’s new independent accountant for its last fiscal year ending December 31, 2002 and its current fiscal year ending December 31, 2003. The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) approved the dismissal of KPMG and the appointment of Tanner as of February 10, 2003.

During the two most recent fiscal years of the Company ended December 31, 2002, and the subsequent interim period through February 10, 2003, there were no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its reports.

LEGAL MATTERS

Munger, Tolles & Olson LLP, with offices at 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071, will pass upon the validity of the shares of common stock offered under this prospectus.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Reports of Independent Auditors	51
Consolidated Balance Sheets as of December 31, 2003 and 2002, and March 31, 2004 (unaudited)	53
Consolidated Statements of Operations for each of the years in the three year period ended December 31, 2003, and the three months ended March 31, 2004 (unaudited) and 2003 (unaudited)	54
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) and Comprehensive Income (Loss) for each of the years in the three year period ended December 31, 2003, and the three months ended March 31, 2004 (unaudited)	55
Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2003, and the three months ended March 31, 2004 (unaudited) and 2003 (unaudited)	56
Notes to Consolidated Financial Statements	57

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

TenFold Corporation:

We have audited the consolidated financial statements of TenFold Corporation and subsidiaries as of December 31, 2003 and 2002 and for the two years then ended. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as of December 31, 2003 and 2002 and for the two years then ended as listed in Item 16b of the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TenFold Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule as of and for the two years ended December 31, 2003, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Tanner+Co.

Salt Lake City, Utah

March 17, 2004

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

TenFold Corporation:

We have audited the consolidated statements of operations, stockholders equity (deficit) and comprehensive income (loss), and cash flows of TenFold Corporation and subsidiaries for the year ended December 31, 2001 listed in Item 15a of the accompanying index. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule for the year ended December 31, 2001, as listed in Item 15a of the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and the cash flows of TenFold Corporation and subsidiaries for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule for the year ended December 31, 2001, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements and related financial statement schedule have been prepared assuming that the Company will continue as a going concern. The Company suffered a significant loss from operations during the year ended December 31, 2001, has a substantial deficit in working capital and stockholder’s equity at December 31, 2001, had negative cash flow from operations for the year ended December 31, 2001 and is involved in significant legal proceedings that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are described in Note 2. The consolidated financial statements and related financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Salt Lake City, Utah

April 4, 2002

TENFOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

		December 31,
	March 31, 2004	2003	2002
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,270	$12,236	$3,838
Accounts receivable, (net of allowances for doubtful accounts of $0, $0, and $296 respectively)	166	942	1,370
Unbilled accounts receivable, (net of allowances for doubtful accounts of $0, $0, and $0 respectively)	10	58	31
Prepaid expenses and other assets	247	243	278
Income taxes receivable	—	—	17
Other assets	10	10	2,120

Total current assets	11,703	13,489	7,654

Restricted cash	73	73	138
Property and equipment, net	817	855	1,467
Other assets	—	—	25

Total assets	$12,593	$14,417	$9,284

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$625	$1,127	$937
Income taxes payable	1,723	1,728	1,743
Accrued liabilities	4,482	5,416	6,436
Deferred revenue	7,204	7,586	20,328
Current installments of obligations under capital leases	13	—	3,012
Other current liabilities	—	—	2,028

Total current liabilities	14,047	15,857	34,484

Long-term liabilities:
Obligations under capital leases, excluding current installments	26	—	—
Other long-term liabilities	—	—	25

Total long-term liabilities	26	—	25

Contingencies
Stockholders’ deficit:
Common stock, $0.001 par value:
Authorized: 120,000,000 shares
Issued and outstanding shares: 46,070,294 at March 31, 2004, 45,969,524 shares at December 31, 2003 and 37,382,080 shares at December 31, 2002	46	46	37
Additional paid-in capital	76,091	75,936	65,953
Deferred compensation	(32)	(43)	(89)
Accumulated deficit	(77,585)	(77,379)	(91,126)

Total stockholders’ deficit	(1,480)	(1,440)	(25,225)

Total liabilities and stockholders’ deficit	$12,593	$14,417	$9,284

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)
Revenues:
License	$152	$3	$248	$207	$8,532
Subscription	—	6,052	10,431	15,548	689
Services and other	3,439	3,313	17,030	12,475	45,692

Total revenues	3,591	9,368	27,709	28,230	54,913

Operating expenses:
Cost of revenues	2,187	2,275	9,454	12,998	30,990
Sales and marketing	315	225	1,088	1,985	5,556
Research and development	824	915	3,471	6,229	12,672
General and administrative	578	1,241	3,046	7,803	11,113
Amortization of goodwill and acquired intangibles	—	—	—	—	962
Special charges	—	—	(673)	2,838	18,876

Total operating expenses	3,904	4,656	16,386	31,853	80,169

Income (loss) from operations	(313)	4,712	11,323	(3,623)	(25,256)

Other income (expense):
Interest income	22	14	50	215	850
Interest expense	(1)	(3)	(173)	(638)	(1,249)
Other income (expense)	86	78	373	367	591
Gain on retirement of debt	—	2,206	2,206	2,393	—
Gain (loss) on sale of subsidiaries	—	—	—	(399)	12,361

Total other income, net	107	2,295	2,456	1,938	12,553

Income (loss) before income taxes	(206)	7,007	13,779	(1,685)	(12,703)
Provision (benefit) for income taxes	—	12	32	(497)	2,965

Net income (loss)	$(206)	$6,995	$13,747	$(1,188)	$(15,668)

Basic earnings (loss) per common share	$(0.00)	$0.18	$0.34	$(0.03)	$(0.44)

Diluted earnings (loss) per common share	$(0.00)	$0.18	$0.29	$(0.03)	$(0.44)

Weighted average common and common equivalent shares used to calculate earnings (loss) per share:
Basic	46,015	39,351	40,634	37,249	35,623

Diluted	46,015	39,628	47,623	37,249	35,623

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Compensation	Retained Earnings (Accumulated Deficit)	Comprehensive Income (Loss)			Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at December 31, 2000	35,735,858	36	66,170	(429)	(2,132)	(74,270)				(823)	(11,448)

Common stock issued upon exercise of options	241,680	—	65	—	—	—				—	65
Common stock issued for ESPP	261,429	—	533	—	—	—				—	533
Restricted stock grant	800,000	1	279	—	(280)	—				—	—
Restricted stock repurchase	(226,505)	—	(2)	—	—	—				—	(2)
Amortization of deferred compensation	—	—	—	—	857	—				—	857
Cancellation of stock options	—	—	(976)	—	976	—				—	—
Notes receivable from stockholder	—	—	—	(140)	—	—				—	(140)
Changes in and payments of notes receivable, net	—	—	—	192	—	—				—	192
Compensation expense associated with extension of stock option exercise periods	—	—	43	—	—	—				—	43
Net loss	—	—	—	—	—	(15,668)	$	[(15,668	)]	—	(15,668)
Currency translation	—	—	—	—	—	—		[224	]	224	224

Comprehensive loss	—	—	—	—	—	—	$	[(15,444	)]	—	—

Balance at December 31, 2001	36,812,462	37	66,112	(377)	(579)	(89,938)				(599)	(25,344)

Common stock issued upon exercise of options	74,315	—	23	—	—	—				—	23
Common stock issued for ESPP	39,817	—	14	—	—	—				—	14
Restricted common stock issued	672,911	—	249	—	—	—				—	249
Restricted stock repurchase	(217,425)	—	(119)	—	—	—				—	(119)
Amortization of deferred compensation	—	—	—	—	164	—				—	164
Cancellation of stock options	—	—	(326)	—	326	—				—	—
Changes in and payments of notes receivable, net	—	—	—	233	—	—				—	233
Allowance for notes receivable from stockholders	—	—	—	144	—	—				—	144
Net loss	—	—	—	—	—	(1,188)	$	[(1,188	)]	—	(1,188)
Currency translation loss recognized	—	—	—	—	—	—		—		599	599

Comprehensive loss	—	—	—	—	—	—	$	[(1,188	)]	—	—

Balance at December 31, 2002	37,382,080	$37	$65,953	$—	$(89)	$(91,126)				$—	$(25,225)

Common stock issued upon exercise of options	283,988	—	173	—	—	—				—	173
Common stock issued for ESPP	47,478	—	6	—	—	—				—	6
Restricted common stock issued	8,888,889	9	9,741	—	—	—				—	9,750
Restricted stock cancelled	(632,911)	—	—	—	—	—				—	—
Amortization of deferred compensation	—	—	—	—	109	—				—	109
Cancellation of stock options	—	—	(9)	—	9	—				—	—
Deferred compensation related to grants of stock options	—	—	72	—	(72)	—				—	—
Net income	—	—	—	—	—	13,747	$	[13,747	]	—	13,747

Comprehensive income	—	—	—	—	—	—	$	[13,747	]	—	—

Balance at December 31, 2003	45,969,524	$46	$75,936	$—	$(43)	$(77,379)				$—	$(1,440)

Common stock issued upon exercise of options	52,517	—	61	—	—	—				—	61
Common stock issued for ESPP	48,253	—	100	—	—	—				—	100
Amortization of deferred compensation	—	—	—	—	5	—				—	5
Cancellation of stock options	—	—	(6)	—	6	—				—	—
Net loss	—	—	—	—	—	(206)	$	[(206	)]	—	(206)

Comprehensive loss	—	—	—	—	—	—	$	[(206	)]	—	—

Balance at March 31, 2004 (unaudited)	46,070,294	$46	$76,091	$—	$(32)	$(77,585)				$—	$(1,480)

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(206)	$6,995	$13,747	$(1,188)	$(15,668)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income tax benefit	—	—	—	—	407
Amortization of goodwill and acquired intangibles	—	—	—	—	962
Depreciation and amortization	97	264	766	2,621	6,006
Provision (reversal) to bad debt reserve	—	—	6	(70)	76
Amortization of deferred compensation	5	25	109	164	857
Impaired assets charge	—	—	—	851	10,081
Provision for stockholder notes receivable	—	—	—	146	—
Compensation expense related to stock options	—	—	—	—	43
(Gain) loss on retirement of debt	—	(2,206)	(2,206)	(2,393)	—
(Gain) loss on sale of property and equipment	(61)	(30)	(113)	(21)	—
(Gain) loss on sale of subsidiaries	—	—	—	399	(12,361)
Changes in operating assets and liabilities:
Accounts receivable	776	463	422	594	320
Unbilled accounts receivable	48	(29)	(27)	(23)	134
Prepaid expenses and other assets	(4)	89	2,051	(540)	(683)
Accounts payable	(502)	389	190	102	(8,570)
Income taxes payable, net	(5)	(3)	2	(533)	1,745
Accrued liabilities	(934)	(142)	(1,020)	(7,242)	2,095
Deferred revenue	(382)	(5,444)	(12,742)	(2,892)	(6,655)
Other current and long-term liabilities	—	(53)	(2,053)	415	(498)

Net cash provided by (used in) operating activities	(1,168)	318	(868)	(9,610)	(21,709)

Cash flows from investing activities:
Additions to property and equipment and assets held for sale	(20)	(31)	(178)	(846)	—
(Additions) decreases to restricted cash	—	32	65	5,944	(3,595)
Proceeds from sale of property and equipment	62	33	137	2,212	—
Proceeds from sale of subsidiaries	—	—	—	—	27,113

Net cash provided by investing activities	42	34	24	7,310	23,518

Cash flows from financing activities:
Proceeds from employee stock purchase plan stock issuance	100	—	6	14	533
Exercise of common stock options	61	1	173	23	65
Principal payments on obligations under capital lease	(1)	(588)	(687)	(1,567)	(2,276)
Principal payments on notes payable	—	—	—	(3,761)	(2,507)
Proceeds from issuance of restricted stock	—	666	9,750	249	—
Repurchase of restricted stock	—	—	—	(119)	(2)
Receipt of amounts due from stockholders	—	—	—	334	232
Notes receivable from stockholders	—	—	—	41	(140)

Net cash provided by (used in) financing activities	160	79	9,242	(4,786)	(4,095)

Effect of exchange rate changes	—	—	—	(45)	(599)

Net increase (decrease) in cash and cash equivalents	(966)	431	8,398	(7,131)	(2,885)
Cash and cash equivalents at beginning of year	12,236	3,838	3,838	10,969	13,854

Cash and cash equivalents at end of year	$11,270	$4,269	$12,236	$3,838	$10,969

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$5	$13	$32	$65	$1,371
Cash paid for interest	$—	$2	$8	$489	$824
Non cash investing and financing activities:
Equipment purchased under capital leases	$40	$—	$—	$—	$—
Deferred compensation related to grants of stock or stock options	$—	$—	$72	$—	$280

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Operations

TenFold is the provider of EnterpriseTenFold™, a software applications platform (formerly “Universal Application”) that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and IT professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications. TenFold also offers services for developing and implementing applications, training, and customer and technical support.

TenFold sells its products and services primarily to customers in the United States, but it currently has a small number of customers outside the United States.

TenFold was incorporated in the state of Delaware in February 1993.

2.	Going Concern and Liquidity

The independent auditors’ opinion on TenFold’s December 31, 2001 financial statements included an explanatory paragraph relating to TenFold’s ability to continue as a going concern.

TenFold has taken steps to strengthen its financial foundation, including restructuring its operations through work force reductions, terminating leases or subleasing facilities, negotiating significantly discounted debt retirements, and other operational cost-saving measures. TenFold has carefully managed its accounts receivable and generated additional cash inflows wherever possible from its existing customer base, and has raised capital. TenFold has made progress improving cash flow during 2001, 2002 and continuing into 2003. Progress made in 2003 includes:

•	During February 2003, TenFold executed agreements with its two major equipment lessors to buy out and fully retire its equipment lease debt at a substantial discount, and return substantially all the related equipment.

•	During February 2003, TenFold sold 3,888,889 shares of common stock to a member of its Board of Directors for a total purchase price of $700,000.

•	During December 2003, TenFold closed a private placement of 5 million shares of restricted common stock, with no warrants, which it sold at $2.00 per share (before related fees and expenses).

TenFold believes it has made good progress strengthening its financial foundation, and that its existing cash and expected continuing cash flows from existing customers will provide it with sufficient resources for the coming year. However, some challenges and risks remain:

•	TenFold has derived, and over the near term expects to continue to derive, a significant portion of its cash inflows from a limited number of large customers. The loss of a large customer could materially and adversely affect TenFold’s business, results of operations, financial position and liquidity.

•	TenFold continues to face a challenging sales environment, and it is unclear when TenFold can expect to achieve significant sales to new customers, and sustain positive cash flow from operations.

TenFold believes that it is continuing to appropriately manage these risks. However, there can be no assurance that TenFold will be successful, and that these risks will not have a materially adverse affect on its future cash flow.

3.	Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of TenFold and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Unaudited Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth herein. The results for the three months ended March 31, 2004 are not necessarily indicative of future results.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

TenFold believes risks relating to revenue recognition primarily include the judgment and estimation required to determine project profit or loss projections on time-and-material contracts. TenFold recognizes time-and-materials revenue at the lowest point in the range of estimated profit margin, which represents TenFold’s best estimate of the profit to be achieved. Variances may occur if TenFold is unable to collect time-and-material billings or if TenFold grants concessions to time-and-material customers in order to sell additional business or collect cash under the contract. These variances between TenFold’s estimate of the lowest point in the range of estimated profit margin and actual results may result in a significant adjustment to its results of operations and financial position.

Previously, risks relating to revenue recognition also included the judgment and estimation required to determine fixed-price project completion percentages, fixed-price project profit or loss projections, and forecasting of fixed-price project end-dates. However, during the year ended December 31, 2002 TenFold converted its remaining on-going legacy fixed-price contracts to time-and-materials arrangements. As a result, TenFold has no significant on-going fixed-price contracts at December 31, 2003.

TenFold reviews asserted litigation claims each quarter to determine the likelihood that the claim will result in a loss. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. If a loss is probable on a litigation claim, management estimates the loss and TenFold accrues the estimated loss. If a loss is considered probable but cannot be reasonably estimated, TenFold discloses the contingency in the notes to its financial statements. Losses may result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a significant impact on future financial results.

TenFold recognizes restructuring charges consistent with EITF 94-3, prior to January 1, 2003 and consistent with SFAS 146 beginning on January 1, 2003. For amounts accrued at December 31, 2002, TenFold reduces current charges for abandoned facilities with sublease income. Management analyzes current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when evaluating the reasonableness of future sublease income. Significant management judgments and estimates must be made and used in calculating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

Revenue Recognition

TenFold derives revenues from license fees, subscription fees, applications development and implementation services, support, and training services. License revenues consist of fees for licensing EnterpriseTenFold (formerly known as Universal Application) as an applications development tool, and license fees for applications that TenFold previously developed and resold. Subscription revenue consists of fees for licensing EnterpriseTenFold, licensing new product releases of TenFold’s ComponentWare, and in certain cases providing related time-and-material consulting, training, and support services during a subscription period. Service revenues consist of fees for applications development and implementation, support and training. Other revenues include fees for reimbursement of out of pocket expenses incurred for customer projects.

TenFold follows the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2 with Respect to Certain Transactions, and Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, in recognizing revenue under each of its contracts.

TenFold generally enters into contracts that involve multiple elements, such as software products, enhancements, post-contract customer support (“PCS”), training, and time-and-material services. TenFold allocates a portion of the contract fee to each undelivered element based on the relative fair values of the elements and allocates the fee for delivered software products using the residual method. The fair values of an element must be based on vendor specific objective evidence (“VSOE”). TenFold establishes VSOE based on the price charged when the same element is sold separately. VSOE for services is based on standard rates for the individuals providing services. These rates are the same rates charged when the services are sold separately under time-and-materials contracts. TenFold bases VSOE for training on standard rates charged for each particular training course. These rates are the rates charged when the training is sold separately for supplemental training courses. For PCS, VSOE is determined by reference to the renewal rate TenFold charges the customer in future periods.

For certain contracts, including a subscription to future software products when and if they become available, TenFold recognizes the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” TenFold recognizes the entire contract fee ratably over the subscription period as subscription revenue.

For time-and-material contracts, TenFold generally estimates a profit range and recognizes the related revenue using the lowest probable level of profit estimated in the range. Billings in excess of revenue recognized under time-and-material contracts are deferred and recognized upon completion of the time-and-material contract or when the results can be estimated more precisely.

TenFold recognizes support revenue from contracts for ongoing technical support and product updates ratably over the support period. TenFold recognizes training revenue as it performs the services.

For service revenue accounted for under SOP 81-1, TenFold generally estimates a profit range and recognizes revenue as costs are incurred. TenFold adjusts the estimates as work progresses under the contract and TenFold gains experience.

TenFold recognizes license revenues from applications product sales and EnterpriseTenFold development and deployment licenses that do not include services or where the related services are not considered essential to the functionality of the software, when the following criteria are met: TenFold has signed a noncancellable license agreement with nonrefundable fees; TenFold has shipped the software product; there are no uncertainties surrounding product acceptance; the fees are fixed and determinable; and collection is considered probable. This policy applies both when the applications license or EnterpriseTenFold development or deployment licenses are sold separately or when an EnterpriseTenFold license is sold with an applications development project. Services relating to the licenses typically only include post contract customer support services, or do not add significant functionality, features, or significantly alter the software. In addition, similar services are available from other vendors; there are no milestones or customer specific acceptance criteria which affect the realizability of the software license fee; and the software license fee is non-cancelable and non-refundable.

For software arrangements that include a service element that is considered essential to the functionality of the software, TenFold recognizes license fees related to the application, and the applications development service fees, over time as TenFold performs the services, using the percentage-of-completion method of accounting and following the guidance in Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. TenFold makes adjustments, if necessary, to the estimates used in the percentage-of-completion method of accounting as work progresses under the contract and as TenFold gains experience. Fixed-price project revenues are split between license and service based upon the relative fair value of the components.

For certain projects, TenFold limits revenue recognition in the period to the amount of project costs incurred in the same period, resulting in zero profit during the period, and postpones recognition of profits until results can be estimated more precisely.

For certain contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful, TenFold recognizes revenue under the completed-contract method of contract accounting.

TenFold records billings and cash received in excess of revenue earned as deferred revenue. TenFold’s deferred revenue balance generally results from contractual commitments made by customers to pay amounts to TenFold in advance of revenues earned, and from application of the “zero profit” margin methodology described above. TenFold’s unbilled accounts receivable represents revenue that TenFold has earned but which TenFold has not yet billed. TenFold bills customers as payments become due under the terms of the customer’s contract. TenFold considers current information and events regarding its customers and their contracts and establishes allowances for doubtful accounts when it is probable that TenFold will be unable to collect amounts due under the terms of existing contracts.

The following table sets forth, for the periods indicated, the revenue recognized by type (in thousands):

	Year ended December 31,
	2003	2002	2001
Products:
EnterpriseTenFold license revenue	$198	$81	$—
Vertical application product license revenue	—	—	—
Solutions:
Percentage-of-completion license revenue	50	126	8,532

Total license revenues	$248	$207	$8,532

Subscription revenue	$10,431	$15,548	$689

Percentage-of-completion service revenue	$254	$1,056	$24,483
Time-and-materials service revenue	10,145	4,224	13,535
Maintenance revenue	3,183	5,481	4,002
Training revenue	822	482	1,324
Reimbursed expenses and other revenues	2,626	1,232	2,348

Total services and other revenues	$17,030	$12,475	$45,692

Total revenues	$27,709	$28,230	$54,913

Cash Equivalents

Cash equivalents include all highly liquid investments purchased with remaining maturities of three or fewer months. Cash equivalents are recorded at cost, which approximates fair value, and consist primarily of investments in money market mutual funds.

Financial Instruments

The carrying values of accounts receivable, unbilled accounts receivable, income taxes receivable, accounts payable, accrued liabilities, and income taxes payable, approximates their estimated fair values due to the relative short maturity of these instruments.

Restricted Cash

Restricted cash at December 31, 2003 relates to $73,000 held to support various other accounts payable activities.

Restricted cash at December 31, 2002 relates to $66,000 held as collateral for TenFold’s letter of credit obligations used to secure a lease on office space in Dallas, Texas; and $72,000 held to support various other accounts payable activities.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, as adjusted for impairment charges. See Notes 6 and 19 for more information. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the life of the lease, whichever is shorter.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized and depreciated. On retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Accounting for Impairment of Long-Lived Assets

TenFold reviews its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future un-discounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined utilizing cash flow analyses, and other market valuations. Assets held for sale are reported at the lower of their carrying amount or fair value less estimated cost to sell.

Cost of Revenues

Cost of revenues consists primarily of compensation and other related costs of services personnel, and contractor and distributor costs related to customer projects. Costs of license revenues, including product packaging, documentation, and reproduction have not been significant.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $1,000 in 2003, $33,000 in 2002, and $0 in 2001.

Research and Development Costs

Research and development expenses consist primarily of costs for development and enhancement of the EnterpriseTenFold, and TenFold ComponentWare. In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS 86”), development costs incurred in the research and development of new software products to be sold, leased or otherwise marketed are expensed as incurred until technological feasibility has been established. TenFold achieves technological feasibility through a working model. TenFold has charged its software development costs to research and development expense in the accompanying Consolidated Statements of Operations.

Royalties

TenFold has entered into agreements with certain of its customers and others requiring TenFold to make royalty payments ranging from 1.9 percent to 25 percent of specified future revenues. These royalties typically become payable if and when applications products developed for these customers are subsequently re-sold to other customers, generally with the assistance of the original customer; or are payable to certify an application’s compliance with certain industry standards and to obtain industry benchmarking data. TenFold incurred royalty expense of $11,000, $10,000, and $0 during the years ended December 31, 2003, 2002, and 2001, respectively.

Warranty

TenFold provides reserves for warranty costs expected to be incurred. To date, TenFold has not incurred significant warranty costs.

Income Taxes

TenFold records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement basis amounts of existing assets and liabilities and their respective income tax bases. Future tax benefits, such as net operating loss carryforwards and tax credits, are recognized to the extent that realization of such benefits is more likely than not.

Currency Translation

The functional currency of TenFold’s foreign operations was the applicable local foreign currency. As such, TenFold did not recognize any transaction gains or losses during the years ended December 31, 2003, 2002 and 2001. The translation of the functional currencies into U.S. dollars was performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the reporting period. Adjustments resulting from the translation of TenFold’s foreign operations was included in accumulated other comprehensive income as a component of stockholders’ equity. During October 2002, TenFold sold the entire equity interest in its wholly owned subsidiary, TenFold Systems UK Limited, to the management of that subsidiary. See Note 5 for more information. Transaction gains and losses subsequent to sale of TenFold Systems UK Limited were insignificant.

Stock-Based Compensation

TenFold applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25 issued in March 2000, to account for its stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, TenFold has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. TenFold has also adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure – an amendment of FASB Statement No. 123, into these financial statements and related notes.

Had compensation expense for TenFold’s stock option plan and the employee stock purchase plan been determined based on the fair value at the grant date for awards or purchase rights under these plans consistent with the methodology prescribed under SFAS No. 123, Accounting for Stock Based Compensation, TenFold’s net income (loss) for the years ended December 31, 2003, 2002, and 2001 would have been as follows (in thousands except per share information):

	2003	2002	2001
Net income (loss) applicable to common stock – as reported	$13,747	$(1,188)	$(15,668)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	109	164	857
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,348)	(7,779)	(16,830)

Net income (loss) applicable to common stock – pro forma	$8,508	$(8,803)	$(31,641)

Earnings (loss) per common share - as reported:
Basic	$0.34	$(0.03)	$(0.44)
Diluted	0.29	(0.03)	(0.44)
Earnings (loss) per common share - pro forma:
Basic	$0.21	$(0.24)	$(0.89)
Diluted	0.18	(0.24)	(0.89)

The effect of SFAS 123 on pro forma net income (loss) and net income (loss) per share disclosed for 2003, 2002, and 2001 may not be representative of the effects on pro forma results in future years.

See Note 13 for more information.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. TenFold adopted the provisions of SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on TenFold’s results of operations and financial position.

In May 2002, the FASB issued SFAS No. 145 Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates Statement 4 (and Statement 64, as it amends Statement 4), which requires gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 makes technical corrections to some existing pronouncements. TenFold adopted the provisions related to the rescission of Statements 4 and 64 on January 1, 2003, and for all transactions entered into beginning May 15, 2002 adopted the provision related to the amendment of Statement 13. The adoption of SFAS No. 145 did not have a material impact on TenFold’s results of operations and financial position.

In July 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. TenFold adopted the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on TenFold’s results of operations and financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on TenFold’s results of operations and financial position.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness to Others, an Interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of Interpretation No. 45 did not have a material impact on TenFold’s results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure – an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and have been incorporated into these financial statements and related notes.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on TenFold’s results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance may have been accounted for as equity, must now be accounted for as liabilities (or an asset in some circumstances). The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. This Statement is effective for all such financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 was adopted in the quarter ended June 30, 2003 and did not have a material impact on TenFold’s results of operations or financial position.

In December 2003, the FASB issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity though means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (“FIN 46”), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (“VIE”). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on TenFold’s results of operations and financial position.

On December 18, 2003 the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” SAB 104 does not have a material impact on the TenFold’s financial position or results of operations.

4.	Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands except per share data):

	Year ended December 31,
	2003	2002	2001
Numerator:
Net income (loss)	$13,747	$(1,188)	$(15,668)

Numerator for diluted earnings (loss) per share	$13,747	$(1,188)	$(15,688)

Denominator:
Denominator for basic earnings (loss) per share – weighted-average shares	40,634	37,249	35,623

Employee stock options	6,989	—	—

Denominator for diluted earnings (loss) per share	47,623	37,249	35,623

Earnings (loss) per common share:
Basic earnings (loss) per common share	$0.34	$(0.03)	$(0.44)

Diluted earnings (loss) per common share	$0.29	$(0.03)	$(0.44)

Employee stock options of 3,792,372 outstanding at December 31, 2003, that have a weighted average exercise price of $5.99 per share, and that could potentially dilute basic earnings (loss) per share in the future, were not included in the computation of diluted earnings (loss) per share for the year ended December 31, 2003, because to do so would have been anti-dilutive for the period.

Employee stock options of 10,050,679 outstanding at December 31, 2002, that have a weighted average exercise price of $2.75 per share, and that could potentially dilute basic loss per share in the future, were not included in the computation of diluted loss per share for the year ended December 31, 2002, because to do so would have been anti-dilutive for the period.

Employee stock options of 14,269,411 outstanding at December 31, 2001, that have a weighted average exercise price of $5.76 per share, and that could potentially dilute basic loss per share in the future, were not included in the computation of diluted loss per share for the year ended December 31, 2001, because to do so would have been anti-dilutive for the period.

5.	Acquisition and Disposition

On October 19, 2002, TenFold sold the entire equity interest in its wholly owned subsidiary, TenFold Systems UK Limited, to the management of that subsidiary. Accordingly, the operations of TenFold Systems UK Limited have been included in the accompanying consolidated statements of operations for TenFold for all periods presented through October 19, 2002. TenFold has previously distributed and supported its products in the United Kingdom through TenFold Systems UK Limited. Under the terms of this transaction, youDevise Limited (formerly TenFold Systems UK Limited) will continue to distribute TenFold products in the United Kingdom and provide local support to its customers. TenFold will provide support for EnterpriseTenFold to youDevise Limited and will share with youDevise Limited revenues from existing and future you Devise Limited customers.

The loss recognized on the sale of TenFold Systems UK Limited is summarized as follows (in thousands):

Amount
Total purchase price	$—
Cash and other assets retained	238
Liabilities retained	(269)

Net proceeds from sale	(31)
Net book value of subsidiary
Current assets	$(266)
Long-term assets	(208)
Current liabilities	707
Long-term liabilities	—

233

Initial gain on sale	$202

Accumulated foreign currency translation adjustments	(481)

Loss on sale	$(279)

On October 7, 1999, TenFold purchased the entire equity interest of Barclays California Corporation (“Barclays”) in its wholly owned subsidiary, The LongView Group, Inc. (“LongView”). On March 15, 2001, TenFold sold LongView for $29.0 million to Linedata Services. Accordingly, the operations of LongView have been included in the accompanying consolidated statements of operations for TenFold from the acquisition through March 15, 2001. The acquisition was accounted for using the purchase method of accounting.

In connection with the sale of LongView, TenFold deposited $2.9 million in an interest bearing escrow account to be used for settlement of indemnified claims that might arise over the eighteen months following sale. During the quarter ended September 30, 2001, TenFold began negotiations of an agreement with Linedata, that was signed by the parties in October 2001, under which the parties agreed to release each other from certain claims they had or may have had against each other, and Linedata agreed to immediately release to TenFold $1.8 million of the previously escrowed funds, with Linedata retaining the balance of $1.2 million. As a result, TenFold reduced its gain on sale of LongView by $1.2 million during the quarter ended September 30, 2001. During October 2001, TenFold received the $1.8 million released from the escrow account and Linedata received $1.2 million, as contemplated in the related agreement.

The gain recognized on the sale of LongView is summarized as follows (in thousands):

Amount
Total purchase price	$29,000
Less costs associated with sale	(885)

Net proceeds from sale	28,115
Net book value of subsidiary
Current assets	$(1,455)
Long-term assets	(19,042)
Current liabilities	5,745
Long-term liabilities	—

(14,752)

Initial gain on sale (as of March 31, 2001)	$13,363

Proceeds for accounts receivable collection, less additional expenses	177
Agreement to release escrowed funds to Linedata	(1,179)

Gain on sale	$12,361

The loss on sale of subsidiaries of $399,000 for the year ended December 31, 2002 is comprised of $279,000 for the loss on the sale of TenFold Systems UK Limited, and a $120,000 reimbursement of an office lease deposit related to the sale of LongView. The gain on sale of subsidiaries of $12.4 million for the year ended December 31, 2001 is entirely related to the sale of LongView.

6.	Property Plant & Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2003	2002
Computer equipment	$6,860	$7,416
Leasehold improvements	2,274	2,255
Software	1,672	1,672
Office equipment	1,492	1,663
Furniture and fixtures	927	2,052
Computer equipment under capital lease	—	5,425

Total cost	13,225	20,483
Less accumulated depreciation and amortization	(12,370)	(19,016)

	$855	$1,467

Accumulated amortization under capital leases amounted to $0, $5.4 million, and $8.2 million at December 31, 2003, 2002, and 2001, respectively.

During the year ended December 31, 2003, TenFold executed agreements with its two major equipment leasing vendors to buy out and retire their equipment lease debt at a substantial discount, and return substantially all the equipment. Net total other income for the year ended December 31, 2003 includes a gain of $2.2 million that TenFold recognized on the retirement of capital lease obligations.

During the year ended December 31, 2002, TenFold recognized impairment charges on its fixed assets. The accumulated depreciation and amortization in the table above has been adjusted for the impairment charge. See Note 19 for more information.

During the year ended December 31, 2000, TenFold acquired two office buildings totaling 14,000 square feet and adjoining property in San Rafael, California. TenFold did not occupy any of this space during the year ended December 31, 2001. TenFold sold these buildings in January 2002 for an amount equal to their net book value after previously recorded impairment adjustments, of $2.0 million.

7.	Accrued Liabilities

Accrued liabilities consists of the following (in thousands):

	December 31,
	2003	2002
Due to Perot Systems	$2,673	$2,673
Accrued restructuring costs	512	1,437
Sales & other business taxes	619	560
Accrued vacation	488	436
Accrued medical insurance	215	283
Accrued compensation	346	115
Legal and accounting fees	277	173
Other accrued expenses	286	759

Total accrued liabilities	$5,416	$6,436

8.	Notes Payable

TenFold previously had notes payable consisting of three-year notes collateralized by fixed assets with monthly payment terms, and a five-year term loan collateralized by real property with monthly payments. In January 2002, TenFold sold the real property in San Rafael, California, and applied the proceeds from this sale to reduce the amount TenFold owed under the loan agreements. In March 2002, TenFold also sold certain equipment and applied the proceeds from this sale to reduce the amount TenFold owed under the loan agreements.

In October 2002, TenFold executed an agreement with this lender under which TenFold paid a reduced amount to fully retire its remaining notes payable to this lender. TenFold has recognized the difference between the amount paid to retire this debt and the carrying amount of the debt as a gain on retirement of debt of $2.4 million in the accompanying Consolidated Statements of Operations for the year ended December 31, 2002.

9.	Lease Commitments

TenFold leases office space and equipment under non-cancelable lease agreements, which expire at various dates through 2007. These leases generally require TenFold to pay all executory costs such as maintenance and insurance. Future minimum lease payments under non-cancelable operating lease obligations, in excess of one year and excluding obligations accrued as part of restructurings, as of December 31, 2003 are as follows (in thousands):

Total
2004	405
2005	416
2006	427
2007	290
2008	—
Thereafter	—

Total minimum lease payments	$1,538

Total rental expense under operating leases, net of $0 sublease income in 2003, $0 sublease income in 2002, and $513,000 sublease income in 2001, was $431,000, $2.5 million, and $4.4 million for the years ended December 31, 2003, 2002, and 2001, respectively.

The table above of future minimum lease payments has not been reduced by future minimum rentals due under subleases of $372,000 in 2004 and $128,000 in 2005. These future minimum rentals are offset against related lease obligations accrued as part of restructurings.

Operating lease commitments for properties that have been restructured are included in accounts payable and accrued liabilities in the Consolidated Balance Sheet at December 31, 2003. See Notes 7 and 19 for more information.

TenFold previously had significant capital lease obligations from equipment leases it had entered into in prior years. During the year ended December 31, 2003, TenFold executed agreements with its two major equipment lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment. TenFold has recognized the difference between the amount paid to retire these lease obligations and the carrying amount of the lease obligations as a gain on retirement of debt of $2.2 million. At December 31, 2002, TenFold had leases payable to these lessors totaling $2.9 million.

10.	Legal Proceedings and Contingencies

SkyTel Lawsuit

In March 2001, SkyTel Communications, Inc. (“SkyTel”) orally informed TenFold of its intent to terminate the Master Software License and Services Agreement between SkyTel and TenFold (the “SkyTel Agreement”). On May 15, 2001, SkyTel sent TenFold a letter purporting to terminate the SkyTel Agreement based on TenFold’s alleged material breach of the SkyTel Agreement. SkyTel’s letter also demanded a refund of $11 million paid by SkyTel. On September 24, 2001, SkyTel filed a complaint against TenFold in the First Circuit Court of the First Judicial District of Hinds County, Mississippi. The case was subsequently removed to U.S. District Court for the Southern District of Mississippi. SkyTel seeks monetary damages of at least $17.5 million, plus other damages it may prove at trial, together with pre- and post-judgment interest, attorneys’ fees and expenses and costs. On November 13, 2001, TenFold filed an answer denying the material allegations of the complaint. TenFold also filed a counterclaim for unpaid fees and SkyTel’s disclosure of confidential information. TenFold’s counterclaim seeks damages of at least $7 million and punitive damages of at least $10 million. The total contract value involved in this customer dispute is approximately $17.6 million, of which $11.4 million has been received by TenFold to date. TenFold recognized revenue from the SkyTel Agreement of $0, $0, and $263,000 during the years ended December 31, 2003, 2002, and 2001 respectively.

The parties stayed discovery and attempted negotiations to settle the dispute. However, resolution was impeded by the bankruptcy filing of SkyTel and its parent company, WorldCom, Inc. TenFold believes that its supplemental extended reporting period insurance policy covers some of the damages that may arise in the dispute. TenFold’s insurance carrier authorized a settlement offer that was communicated to SkyTel. At December 31, 2002 TenFold had recorded an other current liability to SkyTel for the offer, and an other current asset in the same amount for the receivable from the insurance carrier, in the accompanying consolidated balance sheet at December 31, 2002.

SkyTel did not respond to the settlement offer and as a result the offer lapsed. On July 14, 2003, the Court entered an order dismissing the case without prejudice based on incorrect information, which TenFold immediately clarified for the Court. TenFold has received no further notice from the Court. As a result, TenFold has removed the other current liability to SkyTel for the prior settlement offer, and the related other current asset of the same amount for the receivable from the insurance carrier, in the accompanying consolidated balance sheet at December 31, 2003. The Court retains jurisdiction to reopen the action upon motion of the parties. If reopened, an unfavorable outcome in the matter may have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Coufal Lawsuit

On December 1, 2003, TenFold was served with a complaint in the matter of Coufal v. Cedars Sinai Medical Center, et. al. The compliant was filed in the Superior Court of the State of California, County of Los Angeles by the parents of a deceased individual who died on December 15, 2002 while in the care of Cedars Sinai Medical Center. The complaint lists a number of defendants including, Cedars Sinai Medical Center, Perot Systems Healthcare Services Group, Perot Systems Corporation, PCX Systems, LLC, TenFold Corporation, Steve Chen M.D., Charles Louy M.D., Steven Fowler M.D., Sunshine Aviva Weiss M.D., and Does 1-100, inclusive. The complaint generally alleges that plaintiff’s daughter died following surgery as the result of an overdose of prescription medications. The complaint alleges that the medications were prescribed, ordered and/or administered in excess of the levels acceptable to physicians acting within the standard of care of physicians in the community, and that the computerized physician order entry system (“PCX”), initially developed by TenFold, failed to detect the overdose. The complaint acknowledges that in April, 2001, and pursuant to separate agreements, which are described in reports that TenFold has filed with the SEC, responsibility for and ownership of PCX was assumed by PCX Systems, LLC (a wholly owned subsidiary of Cedars Sinai Medical Center), and that in October, 2002 Cedars Sinai Medical Center installed PCX for hospital use. At this point, management does not believe that this lawsuit will have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Summary and Insurance

TenFold maintained errors and omissions and umbrella liability insurance coverage to protect itself in the event of claims for damages related to the performance of computer-related services or the failure to perform computer-related services that occurred after March 1, 1998, but prior to March 1, 2001. TenFold does not believe that the dispute with SkyTel would be covered by TenFold’s original errors and omissions and umbrella liability insurance coverage. However, TenFold also maintained a $2 million supplemental extended reporting period policy on one of TenFold’s prior errors and omissions liability policies. TenFold believes that this supplementary extended reporting insurance policy covers some of the types of alleged damages (but not unpaid or unbilled accounts receivable) claimed in the SkyTel dispute noted above, subject to the policy’s total limit, and the insurance carriers’ standard reservation of rights. TenFold also believes that this supplementary extended reporting insurance policy may cover the costs of legal defense of the SkyTel dispute, subject to the policy’s total limit, and any stated reservation of rights by the carrier regarding conditions or findings that might exclude coverage for a particular matter. TenFold used a portion of this supplemental extended reporting insurance policy in defending the SkyTel dispute, until the case was dismissed on July 14, 2003 as described above.

On March 1, 2001, TenFold secured an industry-standard, errors and omissions policy that covers claims made after March 1, 2001. TenFold renewed this policy on March 1, 2002 and again on March 1, 2003. TenFold’s new policy excludes contractual related disputes such as cost and time guarantees, and only covers software errors or omissions that occur after the delivery of software. TenFold believes this policy provides adequate coverage for potential damages related to errors and omissions in TenFold’s delivered software. TenFold believes its errors and omissions and/or umbrella liability insurance coverage may cover the costs of legal defense and types of alleged damages claimed in the Coufal dispute noted above, subject to the policy’s total limit, and the insurance carriers’ standard reservation of rights by the carrier regarding conditions or findings that might exclude coverage for a particular matter.

An unfavorable outcome of any of these matters may have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Stockholder Matters

On November 6, 2001, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York naming as defendants TenFold, certain of its officers and directors, and certain underwriters of TenFold’s initial public offering. An amended complaint was filed on April 24, 2002. TenFold and its officers and directors are named in the suit pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation and manipulative practices. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998. The individual officer and director defendants entered into tolling agreements and, pursuant to a Court Order dated October 9, 2002, were dismissed from the litigation without prejudice. On February 19, 2003, the Court granted a Motion to Dismiss the Rule 10b-5 claims against 116 defendants, including TenFold. On June 27, 2003, TenFold’s Board of Directors ratified its committee’s conditional approval of a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of TenFold and of the individual defendants for the conduct alleged in the action to be wrongful in the Amended Complaint. TenFold would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims TenFold may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by TenFold’s insurers. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of TenFold’s insurers to the settlement, and the completion of acceptable final settlement documentation. Furthermore, the settlement is subject to a hearing on fairness and approval by the Court overseeing the litigation. However, due to the inherent uncertainties of litigation, TenFold cannot accurately predict the ultimate outcome of the litigation. If there is an unfavorable outcome, there may be a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Indemnifications and Warranties

As permitted under Delaware law, and as provided in agreements with its officers and Directors, TenFold has indemnified officers and Directors for certain claims asserted against them in connection with their service as an officer or Director of TenFold. The maximum potential amount of future payments that TenFold could be required to make under these indemnification provisions is unlimited. However, TenFold has purchased Directors’ and Officers’ insurance policies that reduce its monetary exposure and enable it to recover a portion of any future amounts paid. As a result of this insurance coverage, TenFold believes the estimated fair value of these indemnification agreements is not material.

TenFold’s agreements with customers generally require TenFold to indemnify the customer against claims that TenFold’s software infringes third party patent, copyright, or other proprietary rights. Such indemnification obligations are generally limited in a variety of industry-standard respects, including a right to replace an infringing product or cancel the software license and return the fees paid by the customer. To date, TenFold has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements, and no such claims were outstanding at December 31, 2003. As a result, TenFold has not recorded a liability for infringement costs as of December 31, 2003.

TenFold’s agreements with customers also generally provide a warranty that for so long as the customer is paying for support services, TenFold’s software will materially conform to the related documentation, and that TenFold’s software has been developed in a workmanlike manner. To date, TenFold has not incurred significant warranty costs. As a result, TenFold has not recorded a liability for warranty costs as of December 31, 2003.

11.	Income Taxes

The components of the provision (benefit) for income taxes are presented below (in thousands):

	Year ended December 31,
	2003	2002	2001
Provision (benefit) for income taxes:
Current:
Federal	$—	$(536)	$536
State	4	4	1,044
Foreign	28	35	1,385

Total current	32	(497)	2,965
Deferred:
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—

Total provision (benefit) for income taxes	$32	$(497)	$2,965

The table below reconciles the expected U.S. federal statutory income tax rate to the recorded income tax provision (benefit) (in thousands):

	Year ended December 31,
	2003	2002	2001
Tax expense (benefit) at U.S. statutory rates	$4,685	$(573)	$(4,319)
State tax (benefit), net of federal tax impact	4	4	1,044
Meals & entertainment	11	13	58
Purchased intangibles	—	—	3,855
Foreign taxes	28	35	129
Credits for research activities	—	—	(153)
Change in tax contingencies and other estimates	25	(742)	—
Change in valuation allowance attributable to operations	(4,721)	766	2,351

Provision (benefit) for income taxes	$32	$(497)	$2,965

TenFold’s deferred tax assets are comprised of the following (in thousands):

	December 31,
	2003	2002
Deferred tax assets:
Reserves and accruals	$1,484	$1,769
Stock option compensation	17	34
Credits for research activities	7,142	6,022
Differences in timing of revenue recognition	2,921	7,826
Loss carryovers	25,141	24,684
Depreciation for book in excess of tax	1,274	2,365

Total deferred tax assets	37,979	42,700
Valuation allowance	(37,979)	(42,700)

Deferred tax assets after valuation allowance	$—	$—

Domestic and foreign components of income (loss) before taxes are as follows (in thousands):

	Year ended December 31,
	2003	2002	2001
Domestic	$13,779	$(1,755)	$(13,098)
Foreign	—	70	395

Income (loss) before taxes	$13,779	$(1,685)	$(12,703)

On March 9, 2002, President Bush signed into law the Jobs Creation and Worker Assistance Act of 2002. Among other provisions, the Act provides for a temporary suspension of the alternative minimum tax net operating loss limitation for 2001 and 2002. SFAS No. 109, Accounting for Income Taxes, requires that the effect of changes in tax law be charged or credited to income in the period in which the law is enacted. Therefore, TenFold reversed in the 2002 tax provision $536,000 of federal alternative minimum taxes that were accrued in the 2001 tax provision.

As of December 31, 2003, TenFold had federal net operating loss carryforwards of approximately $66.7 million that begin to expire in 2020. As of December 31, 2002, TenFold had state net operating loss carryforwards of approximately $51.6 million, which are subject to various state carryover provisions that generally provide shorter carryover periods than federal. In addition, as of December 31, 2003, TenFold had federal credit carryforwards for increasing research activities of approximately $4.1 million that begin to expire in 2014, TenFold also had $1.7 million of state credits for increasing research activities that are subject to various state carryover provisions.

The ultimate realization of the deferred income tax assets is dependent, in part, upon the tax laws in effect, TenFold’s future earnings, and other events. As of December 31, 2003, TenFold had recorded a valuation allowance of $38.0 million. During the year ended December 31, 2003, the valuation allowance decreased approximately $4.8 million, and for the year ended December 31, 2002, the valuation allowance increased approximately $766,000. The decrease for the year ended December 31, 2003 relates primarily to the income from operations. The increase for the year ended December 31, 2002 relates primarily to the loss from operations and other adjustments to tax contingencies and estimates. The general valuation allowance has been established under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when it is more likely than not that the net deferred tax assets will not be realized. The valuation allowance as of December 31, 2003 includes the benefit for stock option exercises that increased the size of the net operating loss carryovers. Future reductions to the valuation allowance will be allocated $28.7 million to operations and $9.3 million to paid-in capital.

12.	Restricted Stock

On December 22, 2003, TenFold completed a private placement of 5 million shares of restricted common stock, with no warrants, which it sold at $2.00 per share (before related fees and expenses). Under the terms of the private placement, TenFold agreed to file a shelf registration statement to register such shares as soon as practicable following the closing date (but not later than 30 days), and to use its best efforts to cause such shelf registration statement to become effective as soon as practicable following the filing thereof but not later than 90 days after the closing date (or 120 days under certain circumstances), and remain effective until the earlier of (a) the second anniversary of the closing date and (b) the date on which holders of such securities may sell in a single transaction all securities then held on a registered securities exchange or the Over the Counter Bulletin Board Exchange under an applicable exemption from the registration requirements provided by federal securities laws. In the event TenFold fails to have the shelf registration statement declared effective by the SEC by the deadline in the agreement (except where the failure to meet such deadline is the result primarily of actions or omissions by the holders of the securities, or other events beyond TenFold’s reasonable control), then TenFold is required to pay each holder of the securities for each 30-day period that the shelf registration statement remains ineffective, an amount equal to 1% of the original purchase price attributable to those securities. TenFold filed a shelf registration statement to register these securities on February 11, 2004 and it is under review by the SEC as of the date of this filing.

During February 2003, TenFold sold 3,888,889 shares of common stock to a member of its Board of Directors for a total purchase price of $700,000. These shares are not registered and are therefore subject to certain holding period and other trading restrictions provided by federal securities laws.

13.	Stock Option Plans

1993 Flexible Stock Incentive Plan. TenFold’s 1993 Flexible Stock Incentive Plan (the “1993 Stock Plan”) was adopted by the Board of Directors and approved by the TenFold’s stockholders in February 1993. A total of 10,000,000 shares of common stock are reserved for issuance under the 1993 Stock Plan. The 1993 Stock Plan is administered by the Board of Directors and the Board Compensation Committee, and with respect to option grants to purchase up to 10,000 shares to any one employee, option grants may be approved by a separate committee of the board. The 1993 Stock Plan provides for the issuance of incentive stock options to employees, including officers and employee directors, and of nonqualified stock options, stock purchase rights, stock bonus awards, and stock appreciation rights to employees, including officers and directors, consultants, and non-employee directors. The options generally vest over a five-year period and expire ten years from the date of grant. On January 1, 2003, the Plan terminated with respect to the grant of incentive stock options. To date, TenFold has not issued any incentive stock options, stock purchase rights, stock bonus awards, or stock appreciation rights under the 1993 Stock Plan.

1999 Stock Plan. TenFold’s 1999 Stock Plan was adopted by the Board of Directors and approved by the stockholders in March 1999 and June 2002. A total of 6,500,000 shares of common stock were reserved for issuance under the 1999 Stock Plan, plus an automatic annual increase on the first day of 2000, 2001, 2002, 2003, and 2004. This automatic annual increase is equal to the lesser of 1,000,000 shares or 3 percent of TenFold’s outstanding common stock on the last day of the immediately preceding year, or such lesser number of shares as the Board of Directors determines. Under this provision, on each of January 1, 2003, January 1, 2002, January 1, 2001 and January 1, 2000 the number of shares reserved for issuance under the plan increased by 1,000,000 shares. At the 2003 Annual Meeting TenFold’s stockholders approved a plan amendment that increased the number of shares of common stock available for issuance by 5,000,000 shares, and increased the annual limit on the number of shares of common stock that may be granted to any one employee by 1,000,000 shares to an annual maximum of 2,000,000 shares. The 1999 Stock Plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants, including non-employee directors, of nonqualified stock options and stock purchase rights. TenFold has historically granted only nonqualified stock options. The 1999 Stock Plan is administered by the Board of Directors and the Board Compensation Committee, and with respect to option grants to purchase up to 10,000 shares to any one employee, option grants may be approved by a separate committee of the board. The plan administrator determines the terms of options and stock purchase rights granted under the 1999 Stock Plan, including the number of shares subject to an option or purchase right, the exercise or purchase price, and the term and exercisability of options. The options generally vest over a four or five year period and expire ten years from the date of grant. Unless terminated earlier, the 1999 Stock Plan will terminate in March 2009. Through December 31, 2003, TenFold has not issued any stock purchase rights or stock appreciation rights under the 1999 stock plan; and has issued only one incentive stock option grant and one stock bonus award.

2000 Employee Stock Option Plan. TenFold’s 2000 Stock Option Plan was adopted by the Board of Directors in December 2000. A total of 7,000,000 shares of common stock have been reserved for issuance under the 2000 Stock Option Plan. The 2000 Stock Option Plan provides for the granting of nonstatutory rights of purchase of TenFold’s common stock to employees, excluding section 16 officers, directors, and non-employee directors. Nonstatutory options do not qualify as an Incentive Stock Option within the meaning of Section 422 of the Internal Revenue Code of 1996, as amended. The 2000 Stock Option Plan is administered by the Board of Directors. The plan administrator determines the terms of options and stock purchase rights granted under the 2000 Stock Option Plan, including the number of shares subject to an option or purchase right, the exercise or purchase price, and the term and exercisability of options. The options generally vest over a four-year period and expire ten years from the date of grant. Twenty five percent of the options granted during December 2000 under the 2000 Stock Option Plan vested on the date of grant and have an accelerated vesting schedule. Unless terminated earlier, the 2000 Stock Plan will terminate in December 2010.

Stock option activity under TenFold’s 1993, 1999, and 2000 stock option plans is as follows:

	Option Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2000	19,812,706	$10.29

Granted	7,865,000	$0.63
Exercised	1,041,680	$0.07
Canceled	12,366,615	$10.23

Outstanding at December 31, 2001	14,269,411	$5.76

Granted	4,722,315	$0.38
Exercised	74,315	$0.18
Canceled	8,866,732	$5.45

Outstanding at December 31, 2002	10,050,679	$2.75

Granted	8,869,000	$1.03
Exercised	283,988	$0.61
Canceled	1,771,702	$3.33

Outstanding at December 31, 2003	16,863,989	$1.85

At December 31, 2003, 8,010,609 options were vested and exercisable as compared to 5,846,909 in 2002 and 4,909,196 in 2001, under the stock option plans. Included in the table above are options granted to consultants that were recorded at their estimated fair value. To date, the number of options granted to consultants and the related fair value of such options has been insignificant.

The following table summarizes information about stock options under the plans outstanding at December 31, 2003:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Options Outstanding at 12/31/03	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 0.05 to $ 0.25	4,116,500	9.04	Years	$0.21	1,348,156	$0.22
0.35 to 0.49	3,816,054	8.02	Years	0.38	2,921,617	0.38
0.60 to 0.89	1,259,063	7.64	Years	0.76	798,876	0.74
1.29 to 2.84	6,817,937	8.89	Years	1.62	2,386,125	1.60
4.49 to 9.81	453,935	6.19	Years	8.51	304,015	8.11
12.60 to 21.00	24,100	5.94	Years	16.73	16,160	16.30
25.75 to 55.88	376,400	6.15	Years	33.46	235,660	33.32

$ 0.05 to $ 55.88	16,863,989	8.50	Years	$1.85	8,010,609	$2.05

The number of remaining options available to grant under the 1993, 1999, and 2000 plans is 10,582,276 as of December 31, 2003.

The weighted-average fair value of the options granted under the plans in 2003 is $0.90 as compared to $0.37 in 2002 and $0.60 in 2001. The fair value of these options was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions for 2003, 2002, and 2001: risk-free interest rate of 2.15 percent in 2003, 4.06 percent in 2002, and 4.22 percent in 2001; a dividend yield of 0 percent; a volatility factor of 202.2 percent for 2003, 209.3 percent for 2002 and 161.0 percent in 2001; and an expected life of 3.0 years in 2003, 5.3 years in 2002, and 3.5 years in 2001.

TenFold recorded deferred compensation pursuant to APB 25 of $72,000 in 2003, $0 in 2002; and $280,000 in 2001; relating to grants of restricted stock or options at exercise prices which were below the estimated fair market values of the underlying common stock. TenFold recognized compensation expense of $109,000 in 2003, $164,000 in 2002, and $857,000 in 2001, related to the normal vesting of options with associated deferred compensation.

14.	1999 Employee Stock Purchase Plan

TenFold’s 1999 Employee Stock Purchase Plan was adopted by the Board of Directors and approved by the stockholders in March 1999. A total of 1,000,000 shares of common stock have been reserved for issuance under the purchase plan. In addition, the number of shares reserved for issuance under the purchase plan automatically increases on the first day of each of TenFold’s fiscal years beginning in 2000, 2001, 2002, 2003, and 2004 equal to the lesser of 300,000 shares, 0.75 percent of TenFold’s outstanding common stock on the last day of the immediately preceding fiscal year, or such lesser number of shares as the Board of Directors shall determine. Under this provision, the number of shares reserved for issuance under the purchase plan has increased by 1,085,490 shares through December 31, 2003. The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, has two six-month offering periods each year, with new offering periods (other than the first offering period) commencing on February 1 and August 1 of each year. The first offering period commenced on the date of the initial public offering and ended on January 31, 2000. TenFold issued 47,478, 39,817, and 261,429 shares under this plan during the years ended December 31, 2003, 2002, and 2001, respectively.

As of December 31, 2003, 1,470,094 shares were available for issuance under the 1999 Employee Stock Purchase Plan.

The purchase plan is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors) of TenFold, or of any majority-owned subsidiary designated by the Board, are eligible to participate in the purchase plan if they are employed by TenFold or any such subsidiary for at least 20 hours per week and more than 5 months per year. The purchase plan permits eligible employees to purchase common stock through payroll deductions of up to 10 percent of an employee’s compensation, at a price equal to 85 percent of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of such period. No employee may purchase more than 3,000 shares of common stock under the purchase plan in any single offering period. No employee may purchase shares in an offering period if the purchase would cause such employee to own stock or hold outstanding stock options equal to or in excess of 5 percent of the total voting power of all classes of TenFold stock. In addition, no employee shall be granted an option under the purchase plan if the option would permit an employee to purchase stock under all employee stock purchase plans of TenFold at a rate that exceeds $25,000 of fair market value of the stock for each calendar year in which the option is outstanding. An employee has the option of increasing or decreasing the percentage of payroll deductions once or of discontinuing the deduction during the offering period. TenFold has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) in accounting for its employee stock purchase plan. Under APB 25, the plan is considered non-compensatory.

The weighted-average fair value of employee stock purchase rights granted under the employee stock purchase plan in 2003 was $1.17 as compared to $0.24 in 2002 and $1.16 in 2001. The fair value of the employee stock purchase rights was estimated using the Black-Scholes model with the following assumptions for 2003: a weighted-average risk-free interest rate of 1.08 percent, dividend yield of 0 percent, an expected life of 6 months, and a volatility factor of 207.7 percent.

401(k) Retirement Plan

TenFold established a 401(k) retirement savings plan for employees in January 1996. All employees age 21 and over are eligible to participate. Each participant may elect to have amounts deducted from his or her compensation and contributed to the plan. Through January 15, 2002, TenFold matched 20 percent of the first 6 percent of the employees’ contributions, up to a maximum of $2,000 per employee per year. On January 15, 2002, TenFold discontinued matching of employee contributions. Total TenFold matching contributions for 2003, 2002, and 2001 were $0, $5,000, and $196,000, respectively.

15.	Prior Vertical Business Group Operations

Strategy

During the year ended December 31, 2000, TenFold conducted its vertical business operations through subsidiaries in the communications, energy, financial services, healthcare, insurance, and investment management industries. During the year ended December 31, 2001, TenFold consolidated its vertical business operations into one corporate organization to provide better focus for employees, to solidify TenFold’s core delivery and operational infrastructure, and to reduce costs; and merged its vertical subsidiaries into TenFold Corporation.

Subsidiary Stock Plans

During 1999, TenFold formed six subsidiaries in each of which TenFold held 20,000,000 issued and outstanding shares of common stock.

Each of the six subsidiaries formed during 1999, with approval of its respective Board of Directors, adopted its own stock plan during 1999. The terms of the plans were similar to TenFold’s 1999 Stock Plan. A total of 3,740,000 shares of common stock of each subsidiary were reserved under the Stock Plans for each of the six subsidiaries.

During the year ended December 31, 2001, in connection with the mergers of these subsidiaries into TenFold Corporation noted above, optionees had a specified time to exercise their vested options, or they would terminate. No optionee chose to exercise their options. As a result, the options terminated, no subsidiary options remain outstanding and TenFold has no minority interest holders.

TenFold Energy, Inc. Warrants

During 1999, TenFold Energy, Inc., a wholly owned subsidiary of TenFold, sold 1,181,600 warrants to Southern Company Energy Marketing (“SCEM”). Each warrant entitled SCEM to purchase one share of Class A Common Stock at $2.12 per share in one of TenFold’s prior subsidiaries, TenFold Energy, Inc. The proceeds of $189,000 were credited to stockholders’ equity.

These warrants were terminated during the year ended December 31, 2001 in conjunction with the settlement of a dispute with SCEM.

16.	Operating Segments

TenFold’s CEO reviews financial information on a consolidated basis, identical in format to the accompanying Consolidated Statements of Operations. TenFold consolidates revenue and expense information for all other business groups for internal and external reporting and for decision-making purposes. TenFold operates in a single operating segment, which is applications development products and services.

Revenues from operations outside of North America were 29 percent of total revenues for 2003, 17 percent of total revenues for 2002, and 28 percent of total revenues for 2001. Revenues from operations in the United Kingdom were 29 percent of total revenues for 2003, 9 percent of total revenues for 2002, and 22 percent of total revenues for 2001. Revenues from operations in Argentina were 0.5 percent of total revenues for 2003, 8 percent of total revenues for 2002, and 6 percent of total revenues for 2001. At December 31, 2003, all of TenFold’s long-lived assets are deployed in the United States.

17.	Additional Significant Risks and Uncertainties

TenFold’s customers are represented by a small number of large companies in the communications, financial services, healthcare, insurance, and investment management industries. As such, a significant portion of TenFold’s revenue and billed and unbilled accounts receivable may relate to a single customer or a small number of customers. Although TenFold plans to expand and diversify its customer base, currently the loss of any of TenFold’s large customers, without their replacement by new customers, would likely have a material adverse effect on TenFold’s revenue, and cash flow. The following table provides customer revenue concentrations greater than 10% of annual revenues, for each of the three years ended December 31, 2003, 2002 and 2001. No other customer accounted for more than 10 percent of total annual revenues during any of these years.

	December 31,
	2003	2002	2001
Customer A	41%	63%	11%
Customer B	25%	12%	—
Customer C	23%	—	—
Customer D	—	—	27%
Customer E	—	—	16%

18.	Special Charges

Special charges for the year ended December 31, 2003 of $(673,000) include restructuring charge adjustments of $(578,000) and asset loss impairment adjustments of ($95,000). Special charges for the year ended December 31, 2002 of $ 2.8 million include restructuring charges of $2.0 million and $851,000 of asset impairment charges. Special charges for the year ended December 31, 2001 of $18.9 million include $10.1 million of asset impairment charges, and $8.8 million of restructuring charges.

Asset Impairment Charges. During year ended December 31, 2003, TenFold recorded asset loss provision adjustments of $(95,000) to eliminate remaining estimated asset loss accruals that were no longer necessary upon TenFold completing the return of previously leased equipment.

During year ended December 31, 2002, TenFold identified $851,000 of fixed assets that had no future value to TenFold and were no longer in active use, and accordingly recorded an asset impairment charge of $851,000 for the year ended December 31, 2002. This charge included the impairment of the leased equipment assets that TenFold returned to its two major equipment lessors pursuant to agreements reached with these lessors subsequent to December 31, 2002, under which TenFold bought out and fully retired the related equipment lease debt and returned substantially all the related equipment.

During the year ended December 31, 2001, TenFold restructured its operations to reduce operating expenses. As part of the restructuring, TenFold closed or planned to close excess facilities in Atlanta, Georgia; Chicago, Illinois; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; Raleigh, North Carolina; Richmond, UK; Salt Lake City, Utah; and San Francisco, California. TenFold had $7.7 million in computer equipment, leasehold improvements, furniture and fixtures, and other assets in these offices that it determined had no future value to TenFold. TenFold also recorded an impairment charge on its fixed assets of $2.4 million to state them at their estimated fair market value at December 31, 2001. Accordingly, TenFold recorded asset impairment charges of $10.1 million during the year ended December 31, 2001.

Restructuring Charges. During the year ended December 31, 2003, TenFold recorded restructuring charge adjustments of $(578,000) to reduce previously accrued restructuring charges for negotiated reductions in remaining lease payments due for unoccupied properties, and to reflect higher sublease income received than previously estimated.

During the year ended December 31, 2002, TenFold incurred restructuring charges of $2.0 million, including $1.1 million, related to termination of the unoccupied portions of TenFold’s South Jordan Utah headquarters lease, and $836,000, related to adjustments made to prior restructuring estimates. The termination of the unoccupied portions of the South Jordan lease reduced the square footage leased from 105,068 to 22,310 square feet, reduced the term from 11 years to 5 years, and reduced the rental rate per square foot. This reduced TenFold’s total base rent obligations (before operating expenses) under this lease by approximately $19 million over the term of the lease. As part of this transaction, TenFold released to the landlord $1.5 million previously held as restricted cash to support these leases. The restructuring charge of $1.1 million is comprised of a charge of $1.5 million for release of the restricted cash, less the reversal of a prior rent accrual of $400,000 no longer needed under the terms of the restructured lease. The adjustments to prior restructuring estimates primarily resulted from higher facilities lease termination payments, and lower revised estimates of future facilities sublease income payments (in part due to the default of one of TenFold’s subtenants), than previously estimated.

During the year ended December 31, 2001, TenFold incurred restructuring charges of $8.8 million as part of its plans to improve operating results by reducing headcount, by closing duplicative facilities in Atlanta, Georgia; Chicago, Illinois; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; Raleigh, North Carolina; Richmond, UK; Salt Lake City, Utah; and San Francisco, California; and by implementing other measures. The restructuring charges were comprised of $873,000 for a headcount reduction of 173 staff, and $7.9 million for facilities related costs including penalties associated with the terminating leases and future lease payments.

TenFold determined its restructuring charges in accordance with Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) and Staff Accounting Bulletin No. 100 (“SAB 100”). EITF 94-3 and SAB 100 require that we commit to an exit plan before we accrue employee termination costs and exit costs.

Restructuring reserves are included in accounts payable and accrued liabilities at December 31, 2003. Detail of the restructuring charges as of and for the year ended December 31, 2003 are summarized below (in thousands):

Restructuring Charges:	Balance at December 31, 2002	New Charges	Adjustments	Utilized	Balance at December 31, 2003
Employee related	$—	$—	$—	$—	$—
Facilities related	1,565	—	(578)	(456)	531

	$1,565	$—	$(578)	$(456)	$531

TenFold has estimated future sublease income which reduces future facility related charges, including lease obligations. TenFold considered current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when estimating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where the sale of these securities is legal. The information contained in this document may only be accurate on the date hereof.

5,000,000 Shares

TENFOLD CORPORATION

Common Stock

PROSPECTUS

May 14, 2004